07026777

QRSciences Holdings Ltd
8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

5 September 2007

SEC MAIL PROCESSING RECEIVED SEP 18 2007 WASH, D.C. 203 SECTION

SUPPL

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for 12 May 2007 to 31 August 2007, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsciences.com.

Yours Faithfully,

Darren Bromley
Company Secretary

Attachments

PROCESSED
SEP 20 2007
THOMSON FINANCIAL

Exhibit Index on Page 2

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 12 May 2007 to 31 August 2007.

Doc Date	Headline	Pages
04/03/2007	Notice of General Meeting	120
04/12/2007	Appendix 3Y – Change of Director's Interest Notice	2
04/26/2007	Spectrum Update: CastScope commences Operational Pilot Programs in US; QRSciences increases Shareholding to 24.4%	4
04/30/2007	Appendix 4C – Quarterly Report	9
05/03/2007	Lodges Prospectus for Rights Issue	49
05/03/2007	Appendix 3B	7
05/07/2007	Results of General Meeting	2
05/11/2007	Appendix 3B	8
05/16/2007	US Govt Transportation Regulator Enters Negotiations	2
05/16/2007	Change of Director's Interest Notice	2
05/17/2007	Despatch of Prospectus	1
05/22/2007	Extended to Cargo Screening Application	1
05/24/2007	Extends Non-renounceable Rights Issue	1
05/25/2007	Change of Director's Interest Notice	2
05/25/2007	Change of Director's Interest Notice	2
05/25/2007	Trading Halt	2
05/29/2007	Suspension from Official Quotation	1
06/07/2007	Extends Non-renounceable Rights Issue	1
06/12/2007	Updated Appendix 3B Supplementary Prospectus	7
06/12/2007	Supplementary Prospectus	11
06/15/2007	Withdrawal on Non-renounceable Rights Issue	1
06/20/2007	Appendix 3B	9
06/20/2007	Release of Escrow	1
06/27/2007	Lodges Prospectus for Non-renounceable Rights Issue	53
06/27/2007	Updated Appendix 3B: Non-renounceable Rights Issue	8
07/11/2007	Despatch of Prospectus	1
07/31/2007	Appendix 4C - quarterly	6
08/14/2007	Completes Rights Issue and Retires Convertible Notes	1
08/16/2007	Non-renounceable Rights Issue Dispatch	1
08/17/2007	Appendix 3B Rights Issue Completion	10
08/17/2007	Change of Director's Interest Notice	2
08/17/2007	Change of Director's Interest Notice	2
08/17/2007	Change of Director's Interest Notice	2
08/20/2007	Appendix 3B	9
08/20/2007	Spectrum Update Finalising US Government Contracts	3

QRSciences Holdings Limited

ASX AND MEDIA RELEASE

30 August 2007

QRSciences Reports Strong Growth as Revenue Lifts 400% to $14.3M in FY07

FY07 Results

QRSciences Holdings Limited (ASX:QRS) (QRSNY:PK) announced today its results for the year ended 30 June 2007 As reported in the Company's fourth quarter trading update issued on 22 August 2007, full year revenue increased by in excess of 400%, to $14.3M, falling within the guidance range provided to the market in July 2006.

This strong revenue growth reflects the first-time consolidation of QRSciences Security (formerly Baxall), the security products distribution business acquired during the year, as well as revenue from its proprietary technologies. The Company experienced a strong finish to the financial year, with record monthly revenue in each of May ($1.5M) and June ($1.85M).

QRSciences exited the year close to a breakeven run-rate at the EBIT (earnings before interest and tax) level, as targeted by the Company for the end of FY07.

The reported net loss for the year increased by 58% to $10.7M. The bulk of that increase related to one-off costs associated with the financing and acquisition of the QRSciences Security business, and other non cash expenses.

The FY07 result also included an equity-accounted loss of approximately $0.16M in respect of the Company's 27.4% holding in Spectrum San Diego, Inc. (Spectrum). QRSciences commenced equity accounting Spectrum in FY07 following its move to an ownership level above 20%. Spectrum is a pioneer in the development of low dose X-ray and backscatter technology which is rapidly gaining acceptance throughout the world for personnel, baggage, cargo and vehicle screening.

Balance Sheet

As announced on 22 August 2007, subsequent to year end the Company successfully concluded a non-renounceable rights issue which raised approximately $6.34M. These funds have been applied to repayment of the Convertible Notes issued earlier in the year and, coupled with the partial conversion of the Note held by Vision Opportunity Master Fund, Ltd., leave QRSciences debt-free except for a bank overdraft of $0.806 million in QRSciences Security. Residual cash is being used for general working capital for ongoing operations.

FY08 Outlook

On 22 August 2007 QRSciences reiterated its revenue guidance for FY08 of $30M, which is based on current estimates and customer indications of demand. This positive outlook embraces a continuation of the strong growth being experienced by the QRSciences Security distribution business, as it increases market share in the rapidly growing Australian security products market, as well as increased revenue from the Company's proprietary technologies through product sales and licensing revenue.

The Company also expects to record a significantly improved net operating result over that of FY07 as it continues to restructure the business.

"FY07 has been another important year in the development of the Company," said Kevin Russeth, Chief Executive Officer of QRSciences. "We are carrying strong top line momentum into FY08 and are confident that this can be translated into a much-improved result in the current year."

"We are continuing to actively take strategic steps to focus the Company's operating base and to unlock the value that we believe exists within our assets," concluded Mr Russeth.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. Its wholly owned distribution business is based in Port Melbourne, Victoria.

The commercial focus of the company and its associates is the design, development and sale of advanced technology systems and sub-systems for security related applications.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1 (858) 613 8755 in the United States.

Appendix 4E

Preliminary final report

Name of entity

QRSciences Holdings Limited

ABN	Financial year ended
26 009 259 876	**30 June 2007**

Results for announcement to the market

				$A'000
Revenues from ordinary activities	up	435%	to	14,274
Loss from ordinary activities after tax attributable to members	up	58%	to	(10,736)
Net Loss for the period attributable to members	up	58%	to	(10,736)

Dividends	Amount per security	Franked amount per security
Final dividend Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

Record date for determining entitlements to the dividend.	N/A

Consolidated Income Statement
For the year ended 30 June 2007

	2007 $'000	2006 $'000
Revenues from ordinary activities	14,274	2,667
Cost of goods sold	(10,340)	-
Expenses from ordinary activities	(13,521)	(9,457)
Share of net loss of an associate	(162)	-
Borrowing costs	(987)	-
Profit (loss) from ordinary activities before tax	**(10,736)**	**(6,790)**
Income tax on ordinary activities	-	-
Profit (loss) from ordinary activities after tax	**(10,736)**	**(6,790)**
Profit (loss) from extraordinary items after tax	-	-
Net profit (loss)	**(10,736)**	**(6,790)**
Net profit (loss) attributable to outside equity interests	-	-
Net profit (loss) for the period attributable to members	**(10,736)**	**(6,790)**
Total changes in equity not resulting from transactions with owners as owners	**(10,736)**	**(6,790)**

Consolidated Balance Sheet as at 30 June 2007

		2007 $'000	2006 $'000
Current assets			
Cash		669	1,986
Trade and other receivables		3,338	318
Prepayments		55	292
Inventories		3,004	-
Total current assets		**7,066**	**2,596**
Non-current assets			
Intangibles - Intellectual Property		33,858	39,822
Other financial assets		527	527
Investments accounted for using the equity method		2,999	1,813
Property, plant and equipment		614	302
Other		-	-
Total non-current assets		**37,998**	**42,464**
Total assets		**45,064**	**45,060**
Current liabilities			
Payables		2,740	872
Interest bearing liabilities		6,202	-
Provisions		478	248
Other Payables	(a)	645	2,763
Total current liabilities		**10,065**	**3,883**
Non-current liabilities			
Other Payables	(b)	5,888	9,532
Interest bearing Liabilities		120	-
Total non-current liabilities		**6,008**	**9,532**
Total liabilities		**16,073**	**13415**
Net assets		**28,992**	**31,645**
Equity			
Contributed equity		59,324	50,864
Foreign Currency Translation Reserve		(377)	-
Accumulated losses		(29,955)	(19,219)
Equity attributable to members of the parent entity		**28,992**	**31,645**
Outside equity interests in controlled entities		-	-
Total equity		**28,992**	**31,645**

(a) The $0.645 million carried on the balance sheet as a current liability relates to discretionary payments required by QRSciences Holdings Limited to maintain its ownership rights over the BTG patent portfolio.

(b) The $5.888 million carried on the balance sheet as a non-current liability relates to discretionary payments required by QRSciences Holdings Limited to maintain its ownership rights over the BTG patent portfolio calculated as a NPV and payable over the next 12 years.

Consolidated Statement of Changes in Equity
For the year ended 30 June 2007

	$000	$000	$000	$000	$000	$000	$000
	Contributed Equity				Accumulated Losses	Foreign Currency Translation Reserve	Total
	Ordinary	Pref A	Pref B	Options			
Balance at *1.7.2005*	39,161	2,469	2,139	105	(12,429)	-	31,445
Conversion of Pref A to ordinary equity	2,469	(2,469)	-	-	-	-	-
Transfer of expired options to ordinary equity	105	-	-	(105)	-	-	-
Shares issued during the year (net of transaction costs incurred)	6,990	-	-	-	-	-	6,990
Loss attributable to members of parent entity	-			-	(6,790)	-	(6,790)
Sub-total	48,725	-	2,139	-	(19,219)		31,645
Dividends paid or provided for	-	-	-	-	-	-	-
Balance at *30.6.2006*	**48,725**	**-**	2,139	**-**	**(19,219)**	**-**	**31,645**
Balance at *1.7.2006*	**48,725**	-	2,139	-	**(19,219)**	-	**31,645**
Conversion of Pref B to ordinary equity	2,139	-	(2,139)	-	-	-	-
Shares issued during the year (net of transaction costs incurred)	8,460	-	-	-	-	-	8,450
Adjustments from translation of foreign controlled entities	-	-	-	-		(377)	(377)
Loss attributable to members of parent entity	-	-	-	-	(10,736)	-	(10,726)
Sub-total	59,324	-	-	-	(29,955)	(377)	28,992
Dividends paid or provided for	-	-	-	-	-	-	-
Balance at *30.6.2007*	**59,324**	**-**	-	**-**	**(29,955)**	**(377)**	**28,992**

Consolidated Cash Flow Statement
For the year ended 30 June 2007

	2007 $'000	2006 $'000
Cash flows related to operating activities		
Receipts from customers	10,371	689
Payments to suppliers and employees	(22,638)	(7,990)
Interest and other items of similar nature received	72	141
Interest and other costs of finance paid	(125)	-
Other		
Grants	391	1,759
Other Income	65	215
Net operating cash flows	**(11,864)**	**(5,186)**
Cash flows related to investing activities		
Payment for purchases of property, plant and equipment	(616)	(32)
Payment for Spectrum	(594)	(1,441)
Payment for purchases of intellectual property	-	(667)
Loans to other entities	-	-
Loans repaid by other entities	-	-
Other	-	-
Net investing cash flows	**(1,210)**	**(2,140)**
Cash flows related to financing activities		
Proceeds from issues of securities (shares, options, etc.)	6,330	5,296
Proceeds from borrowings	4,752	-
Other – Repayment of BTG liability	(131)	-
Net financing cash flows	**10,951**	**5,296**
Net increase (decrease) in cash held	(2,123)	(2,030)
Cash at beginning of period	1,986	4,016
Consolidation adjustments	-	-
Cash at end of period	**(137)**	**1,986**

Dividends

No dividend has been declared and no dividend payment has been made during this year.

Dividend Reinvestment Plan

There is no dividend re-investment plan in operation.

Ratios

Earnings per security (EPS)	2007	2006
Basic EPS	**($0.25)**	**($0.03)**
Diluted EPS	**($0.23)**	**($0.02)**

Net Tangible Asset backing	2007	2006
Net tangible asset backing per ordinary security	**$0.22**	**$0.02**

Note: At a General Meeting of Shareholders on 4 July 2006, approval was obtained for a 1 for 10 consolidation of the Company's issued share capital. The difference in ratios from 2006 to 2007 reflects this consolidation.

Notes to the Consolidated Income Statement

Revenue and expenses from ordinary activities

	2007 $'000	2006 $'000
Revenue from ordinary activities		
Revenue from services and goods	13,660	802
Other		
Grants	391	1,703
Sundry Income	151	19
Interest revenue	72	143
Total	14,274	2,667
Cost of goods sold	(10,340)	-
Ordinary Expenses		
Employee benefits expense	6805	5,159
Amortisation of Intellectual Property	856	324
Consulting	865	944
Patent costs	562	372
Legal expense	543	303
Travel	535	428
Rent & Occupancy Costs	521	242
Materials & Consumables (QRS)	422	564
Bad & Doubtful Debts	385	0
Depreciation and amortisation excluding amortisation of intangibles	303	119
Advertising & Promotion	199	0
Directors fees	175	213
Other expenses	1350	783
Borrowing Costs		
Convertible note fees	569	0
Interest / Finance paid	418	6
Total	14,508	9,457

Notes to the Consolidated Balance Sheet

Consolidated Accumulated Losses

	2007 $'000	2006 $'000
Accumulated losses at the beginning of the financial period	(19,219)	(12,429)
Net loss attributable to members	(10,736)	(6,790)
Dividends and other equity distributions paid or payable	-	-
Retained profits (accumulated losses) at end of financial period	**(29,255)**	**(19,219)**

Reconciliation of net cash provided by operating activities to operating profit after income tax

	2007 $'000	2006 $'000
Operating loss after income tax	(10,736)	(6,790)
Depreciation & Amortisation	1,160	430
Bad & Doubtful Debts	385	-
Convertible Notes Interest & Fees	765	-
Share of associate loss	162	-
FX translation movements	(377)	-
Share-based payments to employees	916	1,090
Unrealised gain on FX movement	(65)	-
(Increase)/Decrease in inventories	(3,004)	-
Increase /(Decrease) in creditors	1,919	236
Increase/(Decrease) in provisions	178	3
(Increase)/Decrease in trade & other debtors	(3,167)	(305)
Net cash used in operating activities	**(11,864)**	**(5,186)**

Cash and Cash Equivalents

	2007 $'000	2006 $'000
Cash on hand and at bank	509	1,986
Short-term bank deposits	160	-
Total cash at end of period	**669**	**1,986**

The effective interest rate on short-term bank deposits was 6.15% and these deposits have an average maturity of 30 days

Reconciliation of Cash

Cash and cash equivalents	669	1,986
Bank overdrafts	(806)	-
	(137)	1,986

Control gained over entities having material effect

Name of entity:	N/A

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 1: Basis of Preparation

The consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, including Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report is read in conjunction with any public announcements made by the Company and its controlled entities during the year in accordance with continunous disclosure requirements arising under the Corporations Act 2001

The accounting policies have been consistently applied by the entities in the economic entity and are consistent with those applied in the 30 June 2006 annual report, unless otherwise stated. This report does not include full disclosures of the type normally included in an annual financial report.

The financial report covers the economic entity of QRSciences Holdings Limited and controlled entities. QRSciences Holdings Limited is a listed public company, incorporated and domiciled in Australia.

The financial report of QRSciences Holdings Limited and controlled entities complies with all Australian equivalents to International Financial Reporting Standards (IFRS) in their entirety.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 2: Contributed Equity

	2007 $	2006 $
(a) 50,397,580 (2006: 323,744,665)Ordinary Shares Fully Paid	59,323,665	48,724,856
(b) Nil (2006:23,686,282) Preference B Shares	-	2,139,410
(c) 2,575,749 (2006: Nil) Options exercisable at $0.60 on or before 30 June 2008	-	-
(d) 50,500 (2006: Nil) Options exercisable at $1.00 on or before 30 June 2008	-	-
(e) 1,020,368 (2006: Nil) Options exercisable at $0.50 on or before 10 May 2012	-	-
(f) 3,801,547 (2006: Nil) Options exercisable at $0.60 on or before 10 May 2014	-	-
(g) 3,801,547 (2006: Nil) Options exercisable at $0.81 on or before 10 May 2014	-	-
(h) 7,500,000 (2006: Nil) Options exercisable at $0.25 on or before 10 May 2014	-	-
	59,323,665	50,864,266

(a) Movements During the Period

Ordinary Issued and fully paid Share Capital

	2007	2006
Opening balance at the beginning of the reporting period	48,724,856	39,161,456
Issue of 3,300,000 fully paid ordinary shares- July 2005 1/3 vested (Share-Based Payments)		100,100
Issue of 700,000 fully paid ordinary shares- August 2005 (Share-Based Payments)		80,500
Buy Back of 1,600,000 fully paid ordinary shares- November 2005		(160)
Issue of 2,840,909 fully paid ordinary shares- July 2005		250,000
Conversion of Preference A Shares - January 2006		2,468,517
Issue of 258,333 fully paid ordinary shares - January 2006 (Share-Based Payments)		23,508
Issue of 51,837,500 fully paid ordinary shares - January 2006		4,147,000
Option expiry – January 2006		104,702
Issue of 16,912,500 fully paid ordinary shares - February 2006		1,353,000
Issue of 4,580,948 fully paid ordinary shares - June 2006 (Share-Based Payments)		395,602
Issue of 1,992,032 fully paid ordinary shares - June 2006		100,000
Issue of 2,419,355 fully paid ordinary shares - June 2006 (Share-Based Payments)		150,000
Vesting of Employee Share Plan - July 2006 – (Share-Based Payments)		942,666
Issue of 2,992,000 fully paid ordinary shares - Share Purchase Plan	1,496,010	
Issue of 4,000,000 fully paid ordinary shares - September 2006	2,000,010	
Issue of 400,000 fully paid ordinary shares - December 2006	200,000	
Issue of 507,100 fully paid ordinary shares - December 2006	253,542	
Conversion of Preference B Shares – January 2007	2,139,410	
Issue of 27,584 fully paid ordinary shares - January 2006 (Share-Based Payments)	15,171	
Issue of 383,096 fully paid ordinary shares - January 2007 (Spectrum Investment)	371,603	
Issue of 452,835 fully paid ordinary shares - January 2007 (BTG Patent Portfoloi)	258,116	
Issue of 350,878 fully paid ordinary shares – February 2007 (BTG Patent Portfoloi)	200,000	
Issue of 4,000,000 fully paid ordinary shares - February 2007	2,000,000	
Issue of 1,500,000 fully paid ordinary shares - February 2007	750,000	
Issue of 644,397 fully paid ordinary shares - February 2007	322,179	
Issue of 16,949 fully paid ordinary shares - May 2007 (Share-Based Payments)	10,000	
Issue of 379,312 fully paid ordinary shares - June 2007 (Spectrum Investment)	367,933	
Vesting of Employee Share Plan	891,230	
Transaction Costs relating to Share Issues	(676,392)	(552,035)
Closing balance at the end of the reporting period 50,397,580	59,323,665	48,724,856

(b) Movements During the Period	2007 $	2006 $
Unquoted Preference Shares pursuant to acquisition of QRSciences Pty Ltd		
Opening balance at the beginning of the reporting period	2,139,410	4,607,957
Conversion of Preference A Shares to Ordinary Shares - January 2006	-	(2,468,547)
Conversion of Preference B Shares to Ordinary Shares - January 2007	(2,139,410)	-
Closing balance at the end of the reporting period	-	2,139,410

(c) Movements During the Period	$	$
Options to subscribe for Ordinary Shares exercisable at $0.60 on or before 30 June 2008		
Opening balance at the beginning of the reporting period	-	-
Issue of 253,550 Options expiry June 2008 – issued in January 2007	-	-
Issue of 2,000,000 Options expiry June 2008 – issued in February 2007	-	-
Issue of 322,199 Options expiry June 2008 – issued in February 2007	-	-
Closing balance at the end of the reporting period	-	-

(d) Movements During the Period	$	$
Options to subscribe for Ordinary Shares exercisable at $1.00 on or before 30 September 2010		
Opening balance at the beginning of the reporting period	-	-
Issue of 50,500 Options expiry September 2010 – issued in January 2007	-	-
Closing balance at the end of the reporting period	-	-

(e) Movements During the Period	$	$
Options to subscribe for Ordinary Shares exercisable at $0.50 on or before 10 May 2012		
Opening balance at the beginning of the reporting period	-	-
Issue of 1,020,368 Options expiry May 2012 – issued in May 2007	-	-
Closing balance at the end of the reporting period	-	-

(f) Movements During the Period	$	$
Options to subscribe for Ordinary Shares exercisable at $0.60 on or before 10 May 2014		
Opening balance at the beginning of the reporting period	-	-
Issue of 3,801,547 Options expiry May 2014 – issued in May 2007	-	-
Closing balance at the end of the reporting period	-	-

(g) Movements During the Period	2007 $	2006 $
Options to subscribe for Ordinary Shares exercisable at $0.81 on or before 10 May 2014		
Opening balance at the beginning of the reporting period	-	-
Issue of 3,801,547 Options expiry May 2014 – issued in May 2007	-	-
Closing balance at the end of the reporting period	-	-

(h) Movements During the Period	$	$
Options to subscribe for Ordinary Shares exercisable at $0.25 on or before 10 May 2014		
Opening balance at the beginning of the reporting period	-	-
Issue of 7,500,000 Options expiry May 2014 – issued in May 2007	-	-
Closing balance at the end of the reporting period	-	-

NOTE 3: Segment Reporting

	QR Technology		CCTV Security Equipment		Economic Entity (Continuing Operations)	
	2007 $'000s	2006 $'000s	2007 $'000s	2006 $'000s	2007 $'000s	2006 $'000s
Primary Reporting – Business Segments						
REVENUE						
External sales	1,067	802	12,593	-	13,660	802
Other revenue	516	1,865	98	-	614	1,865
Total segment revenue	1,583	2,667	12,691	-	14,274	2,667
RESULT						
Segment result	(9,006)	(6,790)	(1,568)	-	(10,574)	(6,790)
Share of net loss of an associate					(162)	-
Loss before income tax					(10,736)	(6,790)
Income tax expense					-	-
Loss after income tax					**(10,736)**	**(6,790)**
ASSETS						
Segment assets	38,360	45,060	6,704	-	45,064	45,060
Unallocated assets	-	-	-	-	-	-
Total assets	38,360	45,060	6,704	-	**45,064**	**45,060**
LIABILITIES						
Segment liabilities	12,592	13,415	3,481	-	16,073	13,415
Unallocated liabilities	-	-	-	-	-	-
Total liabilities	12,592	13,415	3,481	-	**16,073**	**13,415**
OTHER						
Investments accounted for using the equity method	2,999	1,813	-	-	2,999	1,813
Acquisition of non-current segment assets	109	32	507	-	616	32
Depreciation and amortisation of segment assets	1,040	443	120	-	1,160	443

NOTE 4: Contingent Liabilities

There are no contingent liabilities to be disclosed as at 30 June 2007.

COMMENTARY ON THE RESULTS FOR THE PERIOD

QRSciences Holdings Limited (QRSciences) is based in Perth, Western Australia with offices in San Diego, California. Its wholly owned distribution business is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and selling of advanced technology systems, sub-systems, components and software for security related applications. Related applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring. Applications outside of the security field include chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

Consolidated Result

Revenue for the year ended 30 June 2007 increased 435% over the prior period, and totalled $14.274 million. This comprised $13.660 million from sales and consulting, $0.391 million in grants, $0.072 of interest income and $0.15 million of sundry income. The significant increase in sales revenue reflects the acquisition of the security products distribution business during the year, as well as organic growth associated with QRSciences' proprietary technologies.

The loss after tax attributable to members for the year was $10.736 million, an increase of 58%. The bulk of the increase relates to a number of one-off costs associated with the acquisition and corresponding funding. The company exited the financial year with operating performance close to a breakeven run-rate at the EBIT (earnings before interest and tax) level.

Expenditure for the year related to cost of goods sold, staff and overheads, costs of managing intellectual property (IP) and associated amortisation of IP, finance costs in relation to Convertible Note issues undertaken during the year together with related interest, administrative costs associated with being a public company and expenses related to the running of QRSciences' office in the United States.

Balance Sheet and Cash Flow

QRSciences' net asset position at 30 June 2007 was $28.99 million with cash reserves of approximately $0.67 million. At balance date the Company carried interest-bearing debt of $6.32 million, represented mostly by Convertible Notes issued to US-based institutional investors and a bank overdraft of $0.806 million. Subsequent to year end the Convertible Notes have been extinguished through a combination of partial conversion and repayment via the proceeds of a post balance date rights issue.

Over the course of the 2007 financial year QRSciences completed a number of capital initiatives, including:

- At a General Meeting of Shareholders on 4 July 2006, approval was obtained for a 1 for 10 consolidation of the Company's issued share capital.

- On 12 July 2006, the Company invited eligible shareholders to participate in a Share Purchase Plan under which shareholders could acquire either 10,000, 8,000, 6,000 or 4,000 shares in QRSciences at a price of $0.50 per share. The Company closed the Plan on 25 August 2006 raising approximately $1.5 million, and on 7 September 2006 issued 2,992,000 shares.

- In September 2006 QRSciences placed 4 million shares at a price of 50 cents per share with institutions and sophisticated investors, raising $2 million.

- In February 2007, the placement of 5 million shares at 50 cents each, raising $2.5 million, to a number of US-based institutional investors.

- The issue, in February 2007, of a $3.8 million secured Promissory Note to Vision Opportunity Master Fund, Ltd. (Vision) and Platinum Partners Value Arbitrage Fund LP (Platinum Partners), both New York-based investment advisers with particular focus on the small and micro cap market sectors. Following approval by shareholders at an Extraordinary General Meeting in May 2007 the Promissory Note was rolled over to a Convertible Note issue.

The carrying value of the Company's Intellectual Property (IP) has decreased from $39.8 million to $33.9 million, reflecting $0.856 million amortisation of the IP and renegotiations with BTG International in relation to a reduction in the costs of the patent portfolio.

In February 2007 QRSciences completed the acquisition of the Baxall distribution business for approximately $4.3 million in cash, with a subsequent goodwill payment due on 28 February 2008 which will be based on a 4 times multiple of audited EBIT for the 12 months to 31 December 2007 and will be satisfied in scrip (25%) and cash (75%).

During the year QRSciences increased its interest in Spectrum San Diego, Inc. (Spectrum) from 16.55% to 27.4%, via the purchase of preferred stock. Total consideration for the 27.4% stake in.Spectrum is US$2.6 million, settled through a combination of scrip and cash. QRSciences retains an option to acquire all of Spectrum's outstanding stock on or before 18 February 2009. Following its move above 20%, QRSciences has commenced equity accounting its interest in Spectrum. In the year to 30 June 2007 an equity-accounted loss of $0.162 million has been recognised.

Consolidation of the group accounts nets out QRSciences Holdings Limited's $4.7 million investment to acquire Baxall Australia.

REVIEW OF OPERATIONS AND PRINCIPAL ACTIVITIES

The Company's focus is the development of technologies for the security industry. The technologies have a range of potential applications including the detection of explosives, weapons and contraband. During the year QRSciences acquired the business and selected assets of Baxall (Australia) Pty Limitedsubsequently renaming it QRSciences Security Pty Ltd. The Company is a direct seller and distributor of surveillance and monitoring equipment, including closed circuit television (CCTV) security cameras, digital video recorders (DVR) and related components. Since its establishment in March 2005, the business has grown rapidly, reflecting the strong growth being experienced by the Australian security products market. The businessl provides QRSciences with a significantly enhanced presence in the broader security market and, through its well-established sales and distribution capability in Australia and across the Southeast Asian region, the means to accelerate the uptake of QRSciences' own proprietary technologies.

Other notable operational events over the course of the year to 30 June 2007 included:

Distribution Rights to SentryScope

On 4 July 2006 the Company completed an agreement with Spectrum to sell and distribute the SentryScopeTM video surveillance system. Under the agreement, QRSciences is the exclusive distributor of SentryScopeTM equipment in Australia, New Zealand, Japan, Taiwan and India. In addition, QRSciences acquired non-exclusive rights to sell and distribute the equipment to the US Federal Government, including key customers at the US Department of Defence and Department of Homeland Security.

Move to Majority Non-Executive Board

In a series of steps, QRSciences realised previously announced plans to move to a majority non-executive Board. On 14 August 2006 former executives, Mr Gary Pennefather and Dr Timothy Rayner, retired as Directors. On 21 August 2006 the Company appointed Mr Robert Halverson and, on 11 September 2006, Mr Raymond Schoer as Non-Executive Directors. Between them, Mr. Halverson and Mr Schoer bring considerable experience in the areas of government, international relations, business and corporate governance. On 2 March 2007 Mr Simon Bedford retired as Director, but has remained as a full time executive of the company as Vice President, Business Development.

Alliance with Singapore Technologies Electronics

On 4 September 2006, the Company announced that after completing a successful working trial with the Singaporean Immigration and Checkpoint Authority, Singapore Technologies Electronics (ST Electronics) had commenced sales and marketing of QRSciences' explosive detection technology in several countries in the Asian region and parts of the Middle East. ST Electronics, a wholly owned subsidiary of Singapore Technologies Engineering, is marketing the QRSciences-developed T3-03 Explosive Detection System.

Collaboration to Develop Pharmaceutical Quality Control and Assurance Solution

On 6 September 2006, QRSciences announced that it had entered into an agreement with AstraZeneca, Merck, Sharp and Dohme and King's College London to develop a QR-based pharmaceutical analysis instrument. QR can be used in the quantification of pharmaceuticals and the identification of polymorphs, as well as detection, analysis and quality control of pharmaceuticals at all stages of the manufacturing and distribution chain. The two main objectives of the collaborative project are to develop a prototype pulsed radio frequency QR spectrometer suitable for use in pharmaceutical analysis, and to extend the range of substances that can be detected by focusing on higher frequencies.

CastScope Trials in US

On 15 November 2006 QRSciences reported encouraging sales progress by Spectrum with its prosthetic and cast scanner, CastScope.,which was developed through funding from the US Transportation Security Administration (TSA). CastScope utilises backscatter X-ray technology to detect security threats in casts, bandages and artificial limbs. A cornerstone application for CastScope is the screening of airline passengers, where it offers a faster, less invasive and more effective solution than existing procedures. Following the delivery of prototype units and testing in the US during 2006, airport pilot programs commenced in early 2007.

Approval of Clear® as a Registered Traveller Service Provider

On 20 December 2006, QRSciences reported that the Transportation Security Administration (TSA), the agency of the US Government responsible for the nation's transportation security, had approved Clear® as a Registered Traveller Service Provider for roll-out to the nation's airports. QRSciences' QR technology is an important component of the Clear® registered traveller kiosk through GE Security's (GE) ShoeScanner product. In 2006 QRSciences established a cross-licence agreement with GE Security under which QRSciences receives royalty payments on sales of all GE QR products including the GE ShoeScanner.

First Sale in Middle East Through Alliance with Singapore Technologies

On 3 January 2007, QRSciences announced it had sold two T3-03 stand alone Explosive Detection System units to the United Arab Emirates (UAE) Government. The sale was coordinated by Singapore Technologies Electronics (ST Electronics), and was the first transaction struck under the sales and marketing alliance with ST Electronics which was announced in September 2006 and which is concentrating on several countries in the Asian region and parts of the Middle East.

First Sale and Operational Trial of Narcotics Screening System

On 9 January 2007, QRSciences announced the first sale of its T3-02 screening system, developed to detect illicit narcotics, to the United Kingdom Government. This followed collaboration with HM Revenue & Customs and the Australian Customs Service as announced to the market in June 2006. HM Revenue & Customs fielded the system at an undisclosed customs inspection location in the United Kingdom in February 2007. The T3-02 narcotics detection system, like QRSciences' T3-03 explosives screening system, incorporates the company's proprietary Quadrupole Resonance (QR) technology. A number of illegal narcotics, including heroin, cocaine and methamphetamine, have molecular characteristics that facilitate their detection by QR technology.

Further Sales of QXR1000 Baggage Screening System to US Government

On 24 January 2007, QRSciences announced that it had been notified that Rapiscan Systems had received a follow on order for two additional QXR1000 units from the US Federal Government. The QXR1000 product was jointly developed by QRSciences and Rapiscan and funded in part by the US Department of Homeland Security's Technical Support Working Group. The product combines QRSciences' C3-03 Quadrupole Resonance (QR) subsystems technology with Rapiscan's 520B Threat Image Projection X-ray unit. The combined device provides comprehensive explosive and non-explosive threat detection for applications including baggage and package screening at airport checkpoints, public transportation facilities, high security buildings, military bases and other critical infrastructure.

UK Department for Transport to Trial CastScope

On 30 January 2007, QRSciences confirmed that Spectrum was working with the UK Department for Transport to supply a CastScope screening system for laboratory and airport trials. These trials occurred in phases during the first half of calendar 2007. The trial with the Department for Transport follows on from successful testing of prototype units in the US during 2006. The laboratory trial evaluates CastScope's performance prior to an operational trial that will assess its usability in screening passengers at UK airports. The UK has historically been a gateway into the broader European Union security market.

Commencement of Operational Pilot Programs In US for CastScope

On 26 April 2007, QRSciences announced that Spectrum had reached a significant milestone with the commencement of operational pilot programs in the US for CastScope, its prosthetic and cast scanner product. Operational pilots have now been completed at each of the Reno, Tampa, Nashville and San José airports.

TSA Enters Sole Source Contract Negotiations with Spectrum for CastScope

On 26 May 2007, QRSciences reported that Spectrum had entered into sole source contract negotiations with the Transportation Security Administration (TSA) for the manufacture, deployment and maintenance of the CastScope screening system at US airports. Roll-out of CastScope is expected to be formalised in the first quarter of FY08.

QR Technology Extended to Cargo Screening Application

On 28 May 2007, QRSciences announced the extension of its QR technology to a cargo screening application. The Company is working with the Department of Transport and Regional Services (DOTARS) in a trial of the QXR1000 explosives screening system as part of an Australian government program to further strengthen the security of domestic and international air cargo.

EVENTS SUBSEQUENT TO REPORTING DATE

Spectrum Awarded US Government contract for CarScan vehicle screener development

On 20 August 2007 QRSciences advised that Spectrum had been awarded a US$1.6 million contract by the US Government for the development of a next generation ultra low dose X-ray vehicle scanner, capable of detecting car bombs, hidden persons, drugs and other contraband. The new device, branded CarScan, allows vehicles approaching a checkpoint or gate to drive slowly through the inspection system and enable screening without the driver or passengers leaving the vehicle. Phase I of this contract will be a laboratory feasibility study lasting nine months, followed by an optional Phase II that will involve the construction and field testing of a prototype of the technology.

Negotiations with TSA for supply of CastScope

Further to the announcement dated 16 May 2007, QRSciences advised on 20 August 2007 that Spectrum is in the process of finalising a sole source contract with the Transportation Security Administration (TSA) for the supply of its CastScope screening system at US airports. The device has successfully completed pilot programs at airports in Reno, San José, Tampa and Nashville. Spectrum is pleased with its progress with TSA and expects to finalise an order for CastScope shortly.

Order from Beijing Municipal Public Security Department

In July 2007 QRSciences received an order from the Beijing municipal public security department for a T3-03 QR subsystem. This builds on an earlier contract with the China Institute of Atomic Energy (CIAE) associated with the evaluation of screening systems for the Olympics in Beijing in 2008.

GE Deployment of ShoeScanner

GE Security is deploying its ShoeScanner product through the Clear® program, which is part of the Registered Traveller initiative being launched at airports across the US. Clear® is now operating a Registered Traveler program at eleven airports. GE Security licences core IP from QRSciences that is used in the ShoeScanner device and pays a royalty to QRSciences on this product.

Rights Issue

On 22 August 2007, QRSciences announced that it had successfully completed the non-renounceable rights issue conducted in accordance with the prospectus issued on 27 June 2007, raising approximately $6.34 million. 21,134,373 New Shares were allotted on 14 August 2007 at an issue price of $0.30 per share, together with one free attaching option exercisable at $0.45 on or before 30 June 2012. All of the Australian Directors participated in the Company's Rights Issue, along with shareholders and institutional investors from the US and UK. The rights issue proceeds have been applied to the repayment of Convertible Notes issued to Platinum and Vision. Combined with Vision's partial conversion of its note holding, this retires the Convertible Notes in their entirety. Residual funds from the rights issue will strengthen QRSciences' balance sheet and provide general working capital to fund ongoing operations. After completion of the Rights Issue approximately 44% of the Company's ordinary shares are held institutionally and approximately 7.5% are owned by staff and management.

Annual meeting

The annual meeting will be held as follows:

Place	To be advised
Date	To be advised
Time	To be advised
Approximate date the annual report will be available	24 September 2007

Compliance statement

- The Appendix 4E, and the accounts upon which the Appendix 4E is based, use the same accounting policies.
- This Appendix 4E does give a true and fair view of the matters disclosed.
- This Appendix 4E is based on financial statements which are in the process of being audited.
- The entity has a formally constituted audit committee.

Sign here: [signature] Date: 30 August 2007

(Company Secretary)

Print name: Darren Bromley

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

30 August 2007

Expanded US Market Opportunity for QR-Based Shoe Screener Systems

QRSciences Holdings (ASX:QRS) (QRSNY:PK) advises that the Department of Homeland Security's (DHS) Science and Technology Directorate, on behalf of the US Transportation Security Administration (TSA), has announced it is seeking vendors able to provide Shoe Screener Systems suitable for Government laboratory assessment and field testing. In the notice published, DHS has indicated that it is interested in assessing available technology in order to establish a Qualified Products Listing to regulate shoe scanning equipment used in Registered Traveller airport screening services.

The related Sources Sought Notice issued by DHS is in support of TSA's future needs and anticipates the use of advanced shoe screening technology by commercial security providers to supplement and/or expedite passenger processing through privately operated Registered Traveller (RT) airport checkpoint lanes.

A Quadrupole Resonance (QR) based shoe screening system is currently offered by GE Security under a comprehensive patent cross-licence agreement with QRSciences and is operated by GE's partner, Verified Identity Pass, the leading provider of RT airport screening services through the Clear® program. Under the cross-licence agreement, QRSciences receives royalty payments for GE products incorporating the company's patented QR intellectual property.

In addition, through rights under the cross-licence agreement, QRSciences is currently building its own shoe scanner product targeted at both the US RT and the broader general aviation screening markets, both domestic and international. To support product development and other commercialisation costs, QRSciences has submitted an application for funding under the AusIndustry Commercial Ready grant program. AusIndustry is the business program delivery division of the Department of Industry, Tourism and Resources and provides a range of incentives to support business innovation, including grants and other assistance to industry competitiveness worth nearly $2 billion each year.

Kevin Russeth, Chief Executive Officer of QRSciences said: "The DHS Sources Sought Notice is a key milestone in the adoption of new checkpoint technology under the Registered Traveller program, in this case specifically shoe screening technology, as it provides the formal regulatory mechanism for product qualification. We are very pleased to see this step forward as QR shoe screening is the technology of choice for this application, and DHS is the regulatory vehicle that will

support product roll-out of both QRSciences' and our licensing partner's products. Just as importantly, TSA is a blue riband customer, and its adoption of shoe screening systems will ultimately provide the technology and product validation that enables penetration of the broader aviation and international screening equipment markets."

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. Its wholly owned distribution business is based in Port Melbourne, Victoria.

The commercial focus of the company and its associates is the design, development and sale of advanced technology systems and sub-systems for security related applications including the detection of explosives, weapons and narcotics. Core technologies include quadrupole resonance, advanced metal detection and imaging, X-ray technology, and high resolution surveillance and monitoring systems.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1 858 613 8755 in the US

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	QRSCIENCES HOLDINGS LIMITED
ACN/ARBN	009 259 876

1. Details of substantial holder (1)

Name	VISION OPPORTUNITY MASTER FUND, LTD. AND ADAM BENOWITZ
ACN / ARSN (if applicable)	N/A

The holder became a substantial holder on 16.08.2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	18,912,740	18,912,740	24.84%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Vision Opportunity Master Fund, Ltd.	Legal and Beneficial Holder	16,963,111 Ordinary Shares
Vision Opportunity Master Fund, Ltd.	By virtue of agreements entered into between Vision Opportunity Master Fund, Ltd. and Kevin Russeth, Norman Shanks, Ray Schoer, Bob Halverson, Simon Bedford and Darren Bromley – annexed as Annexure A.	1,949,629 Ordinary Shares
Adam Benowitz	By virtue of section 608(3)(b) of the Corporations Act.	18,912,740 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Vision Opportunity Master Fund, Ltd.	Vision Opportunity Master Fund Ltd.	Vision Opportunity Master Fund Ltd.	16,963,111 Ordinary Shares
Kevin Russeth	Kevin Russeth	Kevin Russeth	1,409,625 Ordinary Shares
Norman Shanks	Norman Shanks	Norman Shanks	120,000 Ordinary Shares
Ray Schoer	Ray Schoer	Ray Schoer	60,000 Ordinary Shares
Bob Halverson	Bob Halverson	Bob Halverson	70,000 Ordinary Shares
Simon Bedford	Simon Bedford	Simon Bedford	200,002 Ordinary Shares
Darren Bromley	Darren Bromley	Darren Bromley	90,002 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Vision Opportunity Master Fund, Ltd.	15.08.2007	$3,706,383.10	Nil	12,354,611 Ordinary Shares
Vision Opportunity Master Fund, Ltd.	16.08.2007	$1,382,550.00	Nil	4,608,500 Ordinary Shares
Kevin Russeth	22.02.2007	Nil	Nil	1,409,625 Ordinary Shares
Norman Shanks	22.02.2007	Nil	Nil	120,000 Ordinary Shares
Ray Schoer	22.02.2007	Nil	Nil	60,000 Ordinary Shares
Bob Halverson	22.02.2007	Nil	Nil	70,000 Ordinary Shares
Simon Bedford	22.02.2007	Nil	Nil	200,002 Ordinary Shares
Darren Bromley	22.02.2007	Nil	Nil	90,002 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Adam Benowitz	By virtue of section 608(3)(b) of the Corporations Act.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
QRSciences Holdings Limited	8-10 Hamilton Street, Cannington, Western Australia, 6107
Vision Opportunity Master Fund, Ltd.	20 W.55th Street, 5th Floor, New York, NY, 10019
Adam Benowitz	C/o- 317 Madison Avenue, Suite 1220, New York, NY, 10017
Kevin Russeth	C/o- 8-10 Hamilton Street, Cannington, Western Australia, 6107
Norman Shanks	C/o- 8-10 Hamilton Street, Cannington, Western Australia, 6107
Ray Schoer	C/o- 8-10 Hamilton Street, Cannington, Western Australia, 6107
Bob Halverson	C/o- 8-10 Hamilton Street, Cannington, Western Australia, 6107
Simon Bedford	C/o- 8-10 Hamilton Street, Cannington, Western Australia, 6107
Darren Bromley	C/o- 8-10 Hamilton Street, Cannington, Western Australia, 6107

Signature

print name ADAM BENOWITZ capacity DIRECTOR

sign here [signature] date 17.08.2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations A.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

This is the annexure of 17 pages marked Annexure A mentioned in the Notice of Initial Substantial Holder signed by Vision Opportunity Master Fund, Ltd. and dated August 17, 2007.

LOCK-UP AGREEMENT

The undersigned being an executive officer and/or a director and a shareholder of QRSciences Holdings Limited, a corporation incorporated under the laws of Australia with Australian Company Number 009 259 876 (the "Company"), hereby delivers this Lock-Up Agreement, consistent with the terms and conditions of that certain Note and Option Purchase Agreement, dated February 6, 2007, by and among the Company and the Purchasers listed on Exhibit A thereto (the "Purchase Agreement"), to the Purchasers (as such term is defined in the Purchase Agreement).

The undersigned is the beneficial owner of ordinary shares of stock, without par value, of the Company (the "Stock"). Such securities owned by the undersigned are subject to this Lock-Up Agreement. The undersigned recognizes that it is in the best financial interests of the Company and of the undersigned, as a shareholder of the Company, that the shares of the Company's Stock held by the undersigned be subject to certain restrictions and hereby agrees, for and in consideration of the promises and the covenants of the parties to the Purchase Agreement and the benefit that the transactions contemplated by the Purchase Agreement and other Transaction Documents (as defined therein) will confer upon the undersigned, to be bound by such terms and conditions, as follows:

The undersigned agrees that for a period commencing at the Closing Date (as such term is defined in the Purchase Agreement) and terminating 90 days after the Maturity Date (as such term is defined in the Notes), the undersigned will not, without the prior written consent of Vision Opportunity Master Fund, Ltd., (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, in respect of any Stock of the Company or any securities convertible into or exercisable or exchangeable for Stock, or warrants or other rights to purchase Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Stock or any securities convertible into or exercisable or exchangeable for Stock, or warrants or other rights to purchase Stock, whether any such transaction is to be settled by delivery of Stock or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).

[signature page follows]

858 345 1257

This is the annexure of 17 pages marked Annexure A mentioned in the Notice of Initial Substantial Holder signed by Vision Opportunity Master Fund, Ltd. and dated August 17, 2007.

IN WITNESS WHEREOF, the undersigned has executed this Lock-Up Agreement as of February 22, 2007.

SIMON BEDFORD
Printed Name of Holder

Signature ______________

Title: VP BUSINESS DEVELOPMENT

This is the annexure of 17 pages marked Annexure A mentioned in the Notice of Initial Substantial Holder signed by Vision Opportunity Master Fund, Ltd. and dated August 17, 2007.

LOCK-UP AGREEMENT

The undersigned being an executive officer and/or a director and a shareholder of QRSciences Holdings Limited, a corporation incorporated under the laws of Australia with Australian Company Number 009 259 876 (the "Company"), hereby delivers this Lock-Up Agreement, consistent with the terms and conditions of that certain Note and Option Purchase Agreement, dated February 6, 2007, by and among the Company and the Purchasers listed on Exhibit A thereto (the "Purchase Agreement"), to the Purchasers (as such term is defined in the Purchase Agreement).

The undersigned is the beneficial owner of ordinary shares of stock, without par value, of the Company (the "Stock"). Such securities owned by the undersigned are subject to this Lock-Up Agreement. The undersigned recognizes that it is in the best financial interests of the Company and of the undersigned, as a shareholder of the Company, that the shares of the Company's Stock held by the undersigned be subject to certain restrictions and hereby agrees, for and in consideration of the promises and the covenants of the parties to the Purchase Agreement and the benefit that the transactions contemplated by the Purchase Agreement and other Transaction Documents (as defined therein) will confer upon the undersigned, to be bound by such terms and conditions, as follows:

The undersigned agrees that for a period commencing at the Closing Date (as such term is defined in the Purchase Agreement) and terminating 90 days after the Maturity Date (as such term is defined in the Notes), the undersigned will not, without the prior written consent of Vision Opportunity Master Fund, Ltd., (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, in respect of any Stock of the Company or any securities convertible into or exercisable or exchangeable for Stock, or warrants or other rights to purchase Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Stock or any securities convertible into or exercisable or exchangeable for Stock, or warrants or other rights to purchase Stock, whether any such transaction is to be settled by delivery of Stock or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).

[signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Lock-Up Agreement as of February 22, 2007.

Darren Bromley
Printed Name of Holder

Signature____________________

Title: CFO / Company Secretary

This is the annexure of 17 pages marked Annexure A mentioned in the Notice of Initial Substantial Holder signed by Vision Opportunity Master Fund, Ltd. and dated August 17, 2007.

LOCK-UP AGREEMENT

The undersigned being an executive officer and/or a director and a shareholder of QRSciences Holdings Limited, a corporation incorporated under the laws of Australia with Australian Company Number 009 259 876 (the "Company"), hereby delivers this Lock-Up Agreement, consistent with the terms and conditions of that certain Note and Option Purchase Agreement, dated February 6, 2007, by and among the Company and the Purchasers listed on Exhibit A thereto (the "Purchase Agreement"), to the Purchasers (as such term is defined in the Purchase Agreement).

The undersigned is the beneficial owner of ordinary shares of stock, without par value, of the Company (the "Stock"). Such securities owned by the undersigned are subject to this Lock-Up Agreement. The undersigned recognizes that it is in the best financial interests of the Company and of the undersigned, as a shareholder of the Company, that the shares of the Company's Stock held by the undersigned be subject to certain restrictions and hereby agrees, for and in consideration of the promises and the covenants of the parties to the Purchase Agreement and the benefit that the transactions contemplated by the Purchase Agreement and other Transaction Documents (as defined therein) will confer upon the undersigned, to be bound by such terms and conditions, as follows:

The undersigned agrees that for a period commencing at the Closing Date (as such term is defined in the Purchase Agreement) and terminating 90 days after the Maturity Date (as such term is defined in the Notes), the undersigned will not, without the prior written consent of Vision Opportunity Master Fund, Ltd., (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, in respect of any Stock of the Company or any securities convertible into or exercisable or exchangeable for Stock, or warrants or other rights to purchase Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Stock or any securities convertible into or exercisable or exchangeable for Stock, or warrants or other rights to purchase Stock, whether any such transaction is to be settled by delivery of Stock or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).

[signature page follows]

This is the annexure of 17 pages marked Annexure A mentioned in the Notice of Initial Substantial Holder signed by Vision Opportunity Master Fund, Ltd. and dated August 17, 2007.

IN WITNESS WHEREOF, the undersigned has executed this Lock-Up Agreement as of 22nd February 22, 2007.

RAYMOND JOHN SCHOER
Printed Name of Holder

Signature________________

Title: DIRECTOR.

This is the annexure of 17 pages marked Annexure A mentioned in the Notice of Initial Substantial Holder signed by Vision Opportunity Master Fund, Ltd. and dated August 17, 2007.

LOCK-UP AGREEMENT

The undersigned being an executive officer and/or a director and a shareholder of QRSciences Holdings Limited, a corporation incorporated under the laws of Australia with Australian Company Number 009 259 876 (the "Company"), hereby delivers this Lock-Up Agreement, consistent with the terms and conditions of that certain Note and Option Purchase Agreement, dated February 6, 2007, by and among the Company and the Purchasers listed on Exhibit A thereto (the "Purchase Agreement"), to the Purchasers (as such term is defined in the Purchase Agreement).

The undersigned is the beneficial owner of ordinary shares of stock, without par value, of the Company (the "Stock"). Such securities owned by the undersigned are subject to this Lock-Up Agreement. The undersigned recognizes that it is in the best financial interests of the Company and of the undersigned, as a shareholder of the Company, that the shares of the Company's Stock held by the undersigned be subject to certain restrictions and hereby agrees, for and in consideration of the promises and the covenants of the parties to the Purchase Agreement and the benefit that the transactions contemplated by the Purchase Agreement and other Transaction Documents (as defined therein) will confer upon the undersigned, to be bound by such terms and conditions, as follows:

The undersigned agrees that for a period commencing at the Closing Date (as such term is defined in the Purchase Agreement) and terminating 90 days after the Maturity Date (as such term is defined in the Notes), the undersigned will not, without the prior written consent of Vision Opportunity Master Fund, Ltd., (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, in respect of any Stock of the Company or any securities convertible into or exercisable or exchangeable for Stock, or warrants or other rights to purchase Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Stock or any securities convertible into or exercisable or exchangeable for Stock, or warrants or other rights to purchase Stock, whether any such transaction is to be settled by delivery of Stock or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).

[signature page follows]

This is the annexure of 17 pages marked Annexure A mentioned in the Notice of Initial Substantial Holder signed by Vision Opportunity Master Fund, Ltd. and dated August 17, 2007.

IN WITNESS WHEREOF, the undersigned has executed this Lock-Up Agreement as of 22 February ~~22~~, 2007.

RAYMOND JOHN SCHOER
Printed Name of Holder

Signature [signature]

Title: DIRECTOR

[signature]

This is the annoxure of 17 pages marked Annexure A mentioned in the Notice of Initial Substantial Holder signed by Vision Opportunity Master Fund, Ltd. and dated August 17, 2007.

LOCK-UP AGREEMENT

The undersigned being an executive officer and/or a director and a shareholder of QRSciences Holdings Limited, a corporation incorporated under the laws of Australia with Australian Company Number 009 259 876 (the "Company"), hereby delivers this Lock-Up Agreement, consistent with the terms and conditions of that certain Note and Option Purchase Agreement, dated February 6, 2007, by and among the Company and the Purchasers listed on Exhibit A thereto (the "Purchase Agreement"), to the Purchasers (as such term is defined in the Purchase Agreement).

The undersigned is the beneficial owner of ordinary shares of stock, without par value, of the Company (the "Stock"). Such securities owned by the undersigned are subject to this Lock-Up Agreement. The undersigned recognizes that it is in the best financial interests of the Company and of the undersigned, as a shareholder of the Company, that the shares of the Company's Stock held by the undersigned be subject to certain restrictions and hereby agrees, for and in consideration of the promises and the covenants of the parties to the Purchase Agreement and the benefit that the transactions contemplated by the Purchase Agreement and other Transaction Documents (as defined therein) will confer upon the undersigned, to be bound by such terms and conditions, as follows:

The undersigned agrees that for a period commencing at the Closing Date (as such term is defined in the Purchase Agreement) and terminating 90 days after the Maturity Date (as such term is defined in the Notes), the undersigned will not, without the prior written consent of Vision Opportunity Master Fund, Ltd., (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, in respect of any Stock of the Company or any securities convertible into or exercisable or exchangeable for Stock, or warrants or other rights to purchase Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Stock or any securities convertible into or exercisable or exchangeable for Stock, or warrants or other rights to purchase Stock, whether any such transaction is to be settled by delivery of Stock or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).

[signature page follows]

This is the annexure of 17 pages marked Annexure A mentioned in the Notice of Initial Substantial Holder signed by Vision Opportunity Master Fund, Ltd. and dated August 17, 2007.

IN WITNESS WHEREOF, the undersigned has executed this Lock-Up Agreement as of January [ ], 2007.

Robert George Halverson

____

Printed Name of Holder

Signature______________________________

Non Executive Director

Title:______________________________

22 Feb 07

527633-3

This is the annexure of 17 pages marked Annexure A mentioned in the Notice of Initial Substantial Holder signed by Vision Opportunity Master Fund, Ltd. and dated August 17, 2007.

LOCK-UP AGREEMENT

The undersigned being an executive officer and/or a director and a shareholder of QRSciences Holdings Limited, a corporation incorporated under the laws of Australia with Australian Company Number 009 259 876 (the "Company"), hereby delivers this Lock-Up Agreement, consistent with the terms and conditions of that certain Note and Option Purchase Agreement, dated February 6, 2007, by and among the Company and the Purchasers listed on Exhibit A thereto (the "Purchase Agreement"), to the Purchasers (as such term is defined in the Purchase Agreement).

The undersigned is the beneficial owner of ordinary shares of stock, without par value, of the Company (the "Stock"). Such securities owned by the undersigned are subject to this Lock-Up Agreement. The undersigned recognizes that it is in the best financial interests of the Company and of the undersigned, as a shareholder of the Company, that the shares of the Company's Stock held by the undersigned be subject to certain restrictions and hereby agrees, for and in consideration of the promises and the covenants of the parties to the Purchase Agreement and the benefit that the transactions contemplated by the Purchase Agreement and other Transaction Documents (as defined therein) will confer upon the undersigned, to be bound by such terms and conditions, as follows:

The undersigned agrees that for a period commencing at the Closing Date (as such term is defined in the Purchase Agreement) and terminating 90 days after the Maturity Date (as such term is defined in the Notes), the undersigned will not, without the prior written consent of Vision Opportunity Master Fund, Ltd., (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, in respect of any Stock of the Company or any securities convertible into or exercisable or exchangeable for Stock, or warrants or other rights to purchase Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Stock or any securities convertible into or exercisable or exchangeable for Stock, or warrants or other rights to purchase Stock, whether any such transaction is to be settled by delivery of Stock or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).

[signature page follows]

This is the annexure of 17 pages marked Annexure A mentioned in the Notice of Initial Substantial Holder signed by Vision Opportunity Master Fund, Ltd. and dated August 17, 2007.

IN WITNESS WHEREOF, the undersigned has executed this Lock-Up Agreement as of February 22, 2007.

Joseph Paresi
Printed Name of Holder

Signature

Title: Board Member

This is the annexure of 17 pages marked Annexure A mentioned in the Notice of Initial Substantial Holder signed by Vision Opportunity Master Fund, Ltd. and dated August 17, 2007.

LOCK-UP AGREEMENT

The undersigned being an executive officer and/or a director and a shareholder of QRSciences Holdings Limited, a corporation incorporated under the laws of Australia with Australian Company Number 009 259 876 (the "Company"), hereby delivers this Lock-Up Agreement, consistent with the terms and conditions of that certain Note and Option Purchase Agreement, dated February 6, 2007, by and among the Company and the Purchasers listed on Exhibit A thereto (the "Purchase Agreement"), to the Purchasers (as such term is defined in the Purchase Agreement).

The undersigned is the beneficial owner of ordinary shares of stock, without par value, of the Company (the "Stock"). Such securities owned by the undersigned are subject to this Lock-Up Agreement. The undersigned recognizes that it is in the best financial interests of the Company and of the undersigned, as a shareholder of the Company, that the shares of the Company's Stock held by the undersigned be subject to certain restrictions and hereby agrees, for and in consideration of the promises and the covenants of the parties to the Purchase Agreement and the benefit that the transactions contemplated by the Purchase Agreement and other Transaction Documents (as defined therein) will confer upon the undersigned, to be bound by such terms and conditions, as follows:

The undersigned agrees that for a period commencing at the Closing Date (as such term is defined in the Purchase Agreement) and terminating 90 days after the Maturity Date (as such term is defined in the Notes), the undersigned will not, without the prior written consent of Vision Opportunity Master Fund, Ltd., (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, in respect of any Stock of the Company or any securities convertible into or exercisable or exchangeable for Stock, or warrants or other rights to purchase Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Stock or any securities convertible into or exercisable or exchangeable for Stock, or warrants or other rights to purchase Stock, whether any such transaction is to be settled by delivery of Stock or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).

[signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Lock-Up Agreement as of February 22, 2007

NORMAN SHANKS
Printed Name of Holder

Signature: ______________

Title: DIRECTOR

This is the annexure of 17 pages marked Annexure A mentioned in the Notice of Initial Substantial Holder signed by Vision Opportunity Master Fund, Ltd. and dated August 17, 2007.

LOCK-UP AGREEMENT

The undersigned being an executive officer and a director and a shareholder of QRSciences Holdings Limited, a corporation incorporated under the laws of Australia with Australian Company Number 009 259 876 (the "Company"), hereby delivers this Lock-Up Agreement as of February 6, 2007, consistent with the terms and conditions of that certain Standby Purchase Agreement, dated as of June 27, 2007 (the "Purchase Agreement"), by and among the Company and Vision Opportunity Master Fund, Ltd. Capitalized terms and not otherwise defined herein have the meanings given such terms in the Purchase Agreement.

The undersigned is the beneficial owner of ordinary shares of stock of the Company (the "Stock"). 1,409,625 shares of Stock owned by the undersigned (the "Subject Stock") are subject to this Lock-Up Agreement. The undersigned recognizes that it is in the best financial interests of the Company and of the undersigned, as a shareholder of the Company, that the Subject Stock be subject to certain restrictions and hereby agrees, for and in consideration of the promises and the covenants of the parties to the Purchase Agreement and the benefit that the transactions contemplated by the Purchase Agreement and other Transaction Documents (as defined therein) will confer upon the undersigned, to be bound by such terms and conditions, as follows:

The undersigned agrees that until July 31, 2008, the undersigned will not, without the prior written consent of the Purchaser, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, the Subject Stock of the Company or any securities convertible into or exercisable or exchangeable for the Subject Stock, or warrants or other rights to purchase the Subject Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Stock or any securities convertible into or exercisable or exchangeable for the Subject Stock, or warrants or other rights to purchase the Subject Stock, whether any such transaction is to be settled by delivery of the Subject Stock or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).

[signature page follows]

This is the annexure of 17 pages marked Annexure A mentioned in the Notice of Initial Substantial Holder signed by Vision Opportunity Master Fund, Ltd. and dated August 17, 2007.

IN WITNESS WHEREOF, the undersigned has executed this Lock-Up Agreement as of the date first above written.

Kevin Russeth

547825-3

This is the annexure of 17 pages marked Annexure A mentioned in the Notice of Initial Substantial Holder signed by Vision Opportunity Master Fund, Ltd. and dated August 17, 2007.

LOCK-UP AGREEMENT

The undersigned being an executive officer and/or a director and a shareholder of QRSciences Holdings Limited, a corporation incorporated under the laws of Australia with Australian Company Number 009 259 876 (the "Company"), hereby delivers this Lock-Up Agreement, consistent with the terms and conditions of that certain Note and Option Purchase Agreement, dated on or about 5 February 2007, by and among the Company and the Purchasers listed on Exhibit A thereto (the "Purchase Agreement"), to the Purchasers (as such term is defined in the Purchase Agreement).

The undersigned is the beneficial owner of ordinary shares of stock, without par value, of the Company (the "Stock"). Such securities owned by the undersigned are subject to this Lock-Up Agreement. The undersigned recognizes that it is in the best financial interests of the Company and of the undersigned, as a shareholder of the Company, that the shares of the Company's Stock held by the undersigned be subject to certain restrictions and hereby agrees, for and in consideration of the promises and the covenants of the parties to the Purchase Agreement and the benefit that the transactions contemplated by the Purchase Agreement and other Transaction Documents (as defined therein) will confer upon the undersigned, to be bound by such terms and conditions, as follows:

The undersigned agrees that for a period commencing at the Closing Date (as such term is defined in the Purchase Agreement) and terminating 90 days after the Maturity Date (as such term is defined in the Notes), the undersigned will not, without the prior written consent of Vision Opportunity Master Fund, Ltd., (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, in respect of any Stock of the Company or any securities convertible into or exercisable or exchangeable for Stock, or warrants or other rights to purchase Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Stock or any securities convertible into or exercisable or exchangeable for Stock, or warrants or other rights to purchase Stock, whether any such transaction is to be settled by delivery of Stock or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).

[signature page follows]

This is the annexure of 17 pages marked Annexure A mentioned in the Notice of Initial Substantial Holder signed by Vision Opportunity Master Fund, Ltd. and dated August 17, 2007.

IN WITNESS WHEREOF, the undersigned has executed this Lock-Up Agreement as of February [6] 2007.

Kevin Russeth
Printed Name of Holder

Signature [signature]

Title: Chief Executive Officer

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

22 August 2007

QRSciences Fourth Quarter Trading Update

- **Meets Revenue Guidance of $14M for FY07, a 400% increase over FY06**
- **Strong Finish to FY07 Sales with Back to Back Record Months of $1.5M in May and $1.85M in June**
- **Strong Growth Expected to Continue in FY08**
- **Successful Completion of Rights Issue**
- **Institutional Ownership of Company Increases to 44%**
- **Evaluating Strategic Initiatives to Create Value for Shareholders**

QRSciences (ASX:QRS) (QRSNY:PK) is pleased to provide a trading update for the period to 30 June 2007. The Company has achieved its revenue guidance for FY07 and, reflecting the strong momentum in the underlying business, reiterates its expectation for continued growth in FY08.

FY07 Revenue

QRSciences has recorded full year revenue of approximately $14.0M, representing an increase of greater than 400% over FY06. The growth achieved during the year reflects the first-time consolidation of the security products business which it acquired last year, as well as revenue generated by QRSciences' proprietary technologies. QRSciences exited FY07 in strong fashion, with record monthly revenue of $1.5M in May surpassed by June's $1.85M, placing operating performance close to a breakeven run-rate at the EBIT (earnings before interest and tax) level, as targeted by the Company for the end of FY07.

FY08 Revenue Guidance

QRSciences reaffirms its revenue guidance for FY08 of $30M. This represents an increase of over 100% on FY07 and is based on current estimates and customer indications of demand. Contributory factors are:

- Organic growth across all business lines including the sales of QR baggage and package screening systems via supply of original equipment products to Rapiscan Systems and direct sales and distribution through ST Electronics in the Middle East and ASEAN regions.

- Continued business with Australian Customs and other government customers.
- Licensing revenue from sales of GE Security's ShoeScanner, which employs the QR technology, as the Registered Traveller program moves nationwide in the US and enters the European and other international markets.
- A continuation of strong growth from the distribution business, as it increases its market share in the rapidly growing Australian security products market.

  Strong organic growth is being amplified through:

  - new supplier arrangements that broaden the product range , the recent introduction of Samsung CCTV Products, Sanyo CCTV Products, Verint IP Video products and the QVS brand of products which are being manufactured exclusively for QRSciences.
  - an expanded network of sales offices which will soon extend to Western Australia, South Australia, New Zealand , SE Asia and the US.
  - a recently-established IP Video Security business in the high end commercial CCTV market in Australia, New Zealand and Asia which has won several major contracts, including two major Australian Airports, several major shopping centres and numerous commercial buildings.
  - the proposed establishment of two new business units to service the growing Access Control and Intruder Detection market in conjunction with a global market leader.

- Increased grant income from government sources, to provide substantial cost offset to research and product development expenditure.
- Revenue that may be incorporated from QRSciences' 27.4% owned associate, Spectrum San Diego, Inc. (Spectrum). Please refer to the ASX announcement dated 20 August 2007 for an update on Spectrum's activities.

Rights Issue

QRSciences has successfully completed the non-renounceable rights issue conducted in accordance with the prospectus issued on 27 June 2007, raising approximately $6.34M. 21,134,373 New Shares were allotted on 14 August 2007 at an issue price of $0.30 per share, together with one free attaching option exercisable at $0.45 on or before 30 June 2012. All of the Australian Directors participated in the Company's Rights Issue, along with shareholders and institutional investors from the US and UK.

The rights issue proceeds have been applied to the repayment of Convertible Notes issued to Platinum Partners Value Arbitrage Fund LP and Vision Opportunity Master Fund, Ltd. (Vision). Combined with Vision's partial conversion of its note holding, this retires the Convertible Notes in their entirety and leaves QRSciences debt-free. Residual funds from the rights issue will strengthen QRSciences' balance sheet and provide general working capital to fund ongoing operations.

After completion of the Rights Issue approximately 44% of the Company's ordinary shares are held institutionally and approximately 7.5% are owned by staff and management.

Highlights for the Quarter Ended 30 June 2007

- In April 2007 Spectrum reached a significant milestone with the commencement of operational pilot programs in the US for CastScope, its prosthetic and cast scanner product. Operational pilots have now been completed at each of the Reno, Tampa, Nashville and San José airports.
- In May 2007 QRSciences announced that Spectrum had entered into sole source contract negotiations with the Transportation Security Administration (TSA) for the manufacture, deployment and maintenance of the CastScope screening system at US airports. Roll-out of CastScope is expected to be formalised in the first quarter of FY08.
- In May 2007 QRSciences announced the extension of its QR technology to a cargo screening application. The Company is working with the Department of Transport and Regional Services (DOTARS) in a trial of the QXR1000 explosives screening system as part of an Australian government program to further strengthen the security of domestic and international air cargo.
- In July 2007 QRSciences received an order from the Beijing municipal public security department for a T3-03 QR subsystem. This builds on an earlier contract with the China Institute of Atomic Energy (CIAE) associated with the evaluation of screening systems for the Olympics in Beijing in 2008.
- In June 2007 QRSciences completed its commitment to increase its holding in Spectrum to 27.4%, under an agreement finalised in February 2006. Combined cash and scrip consideration for the entire 27.4% holding amounted to US$2.6M. QRSciences also has an option to acquire all of Spectrum's outstanding stock on or before 18 February 2009. Please refer to the announcement made to the ASX dated 20 August 2007, titled Spectrum Update: Finalising US Government Contracts, for more information.
- GE Security is deploying its ShoeScanner product through the Clear® program, which is part of the Registered Traveller initiative being launched at airports across the US. Clear® is now operating a Registered Traveler program at eleven airports. GE Security licences core IP from QRSciences that is used in the ShoeScanner device and pays a royalty to QRSciences on this product.

Strategic Initiatives

QRSciences remains committed to evaluating strategic initiatives that create value for the Company's shareholders. The Company is currently reviewing proposals to restructure its business closer to its core global markets and upon completion of this review will provide an update to the market regarding any proposed restructure.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. Its wholly owned distribution business is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and selling of advanced technology systems, sub-systems, components and software for security related applications. Related applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring. Applications outside of the security field include chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information on the Company please visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1 (858) 613 8755 in the United States.

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

21 August 2007

QRSciences Holdings Limited

REINSTATEMENT TO OFFICIAL QUOTATION

The suspension of trading in the securities of QRSciences Holdings Limited (the "Company") will be lifted before the commencement of trading tomorrow, Wednesday 22 August 2007, following the completion of the non-renounceable rights issue pursuant to a prospectus dated 27 June 2007.

76,140,453	ordinary shares fully paid
23,933,962	options exercisable at $0.45 on or before 30 June 2012

Security Code: QRS
QRSOA

Ben Donovan
Senior Adviser, Issuers (Perth)

QRSciences

Holdings Limited

ASX AND MEDIA RELEASE

20 August 2007

Spectrum Update: Finalising US Government Contracts

- **QRSciences increases Preferred Shareholding in Spectrum to 27.4%**
- **QRSciences retains option to acquire remaining 72.6% of Spectrum by February 2009**
- **Spectrum Awarded $2M US Government Contract for Car*Scan* vehicle screener development**
- **Cast*Scope*: Finalising Major Supply and Maintenance Contract with US Government Customer**

Spectrum shareholding

In line with the agreement finalised in February 2006, QRSciences Holdings Limited (ASX:QRS) (QRSNY:PK) has increased its holding in Spectrum San Diego, Inc. (Spectrum), to 27.4%. This completes the commitment made by QRSciences under that agreement to acquire up to 27.4% of Spectrum via the purchase of preferred stock, through a combination of cash and scrip consideration at an agreed total value of US$2.6M.

In addition, under the February 2006 agreement, QRSciences has an option to acquire all of Spectrum's outstanding stock on or before 18 February 2009, with the consideration to be satisfied by cash or an equal mix of cash and scrip.

Spectrum, based in San Diego, California, specialises in electronic imaging systems and instrumentation. Spectrum is a pioneer in the development of low dose X-ray and backscatter technology which is rapidly gaining acceptance throughout the world for personnel, baggage, cargo and vehicle screening.

"Spectrum remains a very logical investment for QRSciences," said Kevin Russeth, Chief Executive Officer of QRSciences. "The two companies have highly complementary product and technology offerings, as well as common key relationships with US Government bodies and with target customers."

Awarded US Government contract for Car*Scan* vehicle screener development

Spectrum has been awarded a contract by the US Government for the development of a next generation ultra low dose X-ray vehicle scanner, capable of detecting car bombs, hidden persons, drugs and other contraband. The contract in total amounts to approximately A$2.0M (U$1.6M) using a proprietary technical approach pioneered by Spectrum which provides improved operational utility and lower cost compared to the existing backscatter and transmission X-ray systems used today.

The new device, branded Car*Scan*, allows vehicles approaching a checkpoint or gate to drive slowly through the inspection system and enable screening without the driver or passengers leaving the vehicle. Phase I of this contract will be a laboratory feasibility study lasting nine months, followed by an optional Phase II that will involve the construction and field testing of a prototype of the technology.

Dr. Steven W. Smith, President of Spectrum, said "Screening vehicles, including trucks, trailers and cars, is the next logical step for this technology, and we expect this work to lead to a commercial product upon completion of the contract. Launching from our success with full-body and cast scanning, we are designing this product to be a quick, safe and cost effective way of detecting dangerous objects, without requiring the occupants to leave the vehicle, a high priority goal for both domestic security and force protection overseas."

Negotiations with TSA for supply of Cast*Scope*

Further to the announcement dated 16 May 2007, Spectrum is finalising a sole source contract with the Transportation Security Administration (TSA) for the supply of its Cast*Scope* screening system at US airports. TSA is part of the US Department of Homeland Security and is responsible for protecting all public transportation infrastructure including all of the airports in the US.

Cast*Scope* is a portable device utilising Spectrum's backscatter X-ray technology to screen casts, support braces, heavy bandages and prosthetic limbs, allowing quick and non-invasive identification of prohibited items and potential security threats.

The device has successfully completed pilot programs at airports in Reno, San José, Tampa and Nashville. Spectrum is pleased with its progress with TSA and expects to finalise an order for Cast*Scope* shortly. There are more than 400 major airports in the US which host over 740 checkpoints and 1800 checkpoint lanes for screening passengers. A full roll-out to US airport checkpoints would generate revenue in excess of US$20 million with an opportunity to generate a similar revenue amount on maintenance and spare parts.

The US airport security market accounts for approximately 40% of the global airport security market. In addition to airports throughout the world Cast*Scope*'s potential target market extends out to include military airports, installations and checkpoints, border crossings, prisons and jails, high security hospitals and critical infrastructure including government buildings.

"This is a great short term opportunity for the group and we are very optimistic about the growth prospects for future products using low dose X-ray. Spectrum has a number of breakthrough products and developmental projects using its proprietary detection and surveillance technologies. Additional applications for the technology include personnel, vehicle, cargo and baggage screening which we believe house significant long term potential. We look forward to further strengthening our relationship with, and if appropriate increasing our investment in, Spectrum," concluded Mr Russeth.

About Spectrum

Founded in 1998, Spectrum San Diego, Inc. is a product development group specialising in the design of electronic imaging systems and instrumentation. The company's founder is Dr. Steve Smith, a noted expert in electronic design, X-ray imaging and digital signal processing.

Spectrum's primary focus is the invention, development and commercialisation of novel imaging systems with efforts currently focused on four branded products, Sentry*Scope*, Cast*Scope*, Weapon*Scan* and Car*Scan*, plus ongoing funded research and development projects.

Over the last eight years Spectrum has executed contracts and grants for the National Science Foundation, National Institute of Health, Transport Security Administration, United States Air Force, Invision Technologies, Rapiscan Systems and a handful of other groups.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. Its wholly owned subsidiary QRSciences Security is based in Port Melbourne, Victoria.

The commercial focus of the company and its associates is the design, development and sale of advanced technology systems and sub-systems for security related applications including the detection of explosives, weapons and narcotics. Core technologies include quadrupole resonance, advanced metal detection and imaging, X-ray technology, and high resolution surveillance and monitoring systems.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1 (858) 613 8755 in the United States.

Holdings Limited

17 August 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

QRSciences Holdings Limited (ASX: QRS) Appendix 3B

QRSciences Holdings Limited ("**QRS**") has completed allotment of shares in relation to the pro-rata non-renounceable rights issue ("**Rights Issue**") pursuant to its prospectus lodged on 27 June 2007.

Enclosed is the relevant Appendix 3B pursuant to completion of the Rights Issue.

In accordance with the terms of certain unlisted options in QRS, the exercise prices of those options have been adjusted using the formula set out in ASX Listing Rule 6.22.2.

Yours faithfully

Darren Bromley
CFO / Company Secretary
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares $0.45 Listed Options to acquire fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	21,134,373 Ordinary shares 21,134,373 $0.45 Listed Options to acquire fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution. $0.45 Listed Options to acquire fully paid ordinary shares expiry 30 June 2012

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares. The Listed Options are a new class of quoted securities. Ordinary shares issued as a result of exercise of the Listed Options will rank equally with the existing ordinary Shares.
5	Issue price or consideration	21,134,373 Ordinary shares at $0.30 21,134,373 $0.45 Unlisted Options to acquire fully paid ordinary shares for nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds raised from the issue will be used to repay any remaining balance of monies outstanding under the convertible notes issued to Vision Opportunity Master Fund Ltd. and Platinum Partners Arbitrage Fund LP as advised to the ASX on 14 August 2007 and will be used for working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 August 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	71,531,953**	Fully paid ordinary shares
		21,134,373	$0.45 Listed Options to acquire fully paid ordinary shares
		*(** 85,000 subject to voluntary restriction of ESP)*	

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
		50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
		1,020,368	$0.50 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2012
		3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
			* Not vested: the $0.237 options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	Three (3) new shares for every five (5) existing shares held as at the record date; and One (1) option for every one (1) new share
14	+Class of +securities to which the offer relates	Fully paid ordinary shares; and Options
15	+Record date to determine entitlements	6 July 2007
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No
17	Policy for deciding entitlements in relation to fractions	Rounded up to the nearest whole number
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	The offer is only available to shareholders with registered addresses in Australia or New Zealand.
19	Closing date for receipt of acceptances or renunciations	25 July 2007

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not Applicable
21	Amount of any underwriting fee or commission	Not Applicable
22	Names of any brokers to the issue	Patersons Securities Limited
23	Fee or commission payable to the broker to the issue	Management Fee $60,000 Lead Manager Fee: 1% of the gross amount raised under the Rights Issue Placement Fee: 6% of the gross amount raised in excess of $6.5 million
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not Applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not Applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	11 July 2007
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	27 June 2007
28	Date rights trading will begin (if applicable)	Not Applicable
29	Date rights trading will end (if applicable)	Not Applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not Applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not Applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not Applicable
33	+Despatch date	16 August 2007

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☒ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☒ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

35.

Fully Paid Ordinary Shares - 20 Largest Holders

1.	VISION OPPORTUNITY MASTER FUND LTD	12,354,611	17.27%
2.	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	4,030,345	5.29%
3.	CITICORP NOMINEES PTY LIMITED	2,833,878	3.72%
4.	LITTLE WING LP	1,674,282	2.20%
5.	HSBC BANK AUSTRALIA LIMITED	1,666,667	2.19%
6.	BTG INTERNATIONAL LTD	1,180,878	1.55%
7.	SPECTRUM SAN DIEGO INC	1,145,504	1.50%
8.	MR CHRISTOPHER COLIN FRYAR & MR ADON JOHN NARDELLI	900,000	1.18%
9.	MR KEVIN LEE RUSSETH	895,001	1.18%
10.	MR PETER KIKIS <DELAWARE CHARTER FBO S/F A/C>	772,206	1.01%
11.	MR CALVIN G HORI <IRA A/C>	702,763	0.92%
12.	HSBC CUSTODY NOMINEES AUSTRALIA) LIMITED-GSCO ECSA	664,628	0.87%
13.	AUSTRALIAN GYPSUM INDUSTRIES PTY LTD	597,500	0.78%
14.	MR PETER T KIKIS	583,010	0.77%
15.	MR THOMAS KIKIS	583,010	0.77%
16.	REXI PTY LTD <BARRINGTON A/C>	536,850	0.71%
17.	WARRIMOO HOLDINGS PTY LTD	455,579	0.60%
18.	KEENFERN PTY LTD	439,100	0.58%
19.	ROVING PROPERTIES PTY LTD <ROVING PROPERTY A/C>	438,430	0.58%
20.	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	423,908	0.56%

$0.45 Listed Options to acquire fully paid ordinary shares expiry 30 June 2012 - 20 Largest Holders

1.	VISION OPPORTUNITY MASTER FUND LTD	12,354,611	51.62%
2.	LITTLE WING LP	1,674,282	7.00%
3.	HSBC BANK AUSTRALIA LIMITED	1,666,667	6.96%
4.	MR PETER KIKIS <DELAWARE CHARTER FBO S/F A/C>	772,206	3.23%
5.	MR PETER T KIKIS	583,010	2.44%
6.	MR THOMAS KIKIS	583,010	2.44%
7.	TRADEWINDS FUND LTD	278,234	1.16%
8.	MRS JANE YUET KIU OR POON	200,810	0.84%
9.	MR CALVIN G HORI <IRA A/C>	195,663	0.82%
10.	MR KEVIN RUSSETH	166,667	0.70%
11.	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	165,333	0.69%
12.	MR JAN ULEHLA <ULEHLA SUPER FUND A/C>	100,000	0.42%
13.	MR JAN ULEHLA	69,000	0.29%
14.	MR JOHN EDWARD SHARP	67,200	0.28%
15.	MR HENRY MICHAEL NOONAN <NOONAN SUPER FUND A/C>	66,046	0.28%
16.	MR HEATH BERNARD MCCARTNEY<MCCARTNEY INVESTMENT A/C>	60,540	0.25%
17.	MR RICHARD JORDAN & MS ROSLYN JOY HEMSLEY	60,000	0.25%
18.	MR FREDERICK GEORGE THOMAS <ASHCOM SUPER FUND NO 5>	48,000	0.20%
19.	GIGGLESWICK PTY LIMITED	43,200	0.18%
20.	BETH NOMINEES PTY LTD	42,000	0.18%

36.

Spread of holdings	Ordinary shares	$0.45 Listed Options
1 - 1000	532,029	53,189
1,001 - 5,000	3,263,571	272,573
5,001 - 10,000	3,263,694	365,071
10,001 - 100,000	18,635,155	1,803,047
100,001 - and over	45,837,504	18,640,493
TOTAL	71,531,953	21,134,373
Number of shareholders	3,286	373

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] (Company Secretary) Date: 17 August 2007

Print name: Darren Bromley

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Raymond J Schoer
Date of last notice	25 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	16 August 2007
No. of securities held prior to change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Deferred Share Purchase Plan	 75,000 Ordinary Shares 100,000 Ordinary Shares
Class	Fully Paid Ordinary Shares & $0.45 Options exp. 30/06/2012
Number acquired	85,000 Ordinary shares 85,000 $0.45 Options exp. 30/06/2012
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$25,500

+ See chapter 19 for defined terms.

No. of securities held after change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Employee Incentive Plan	 160,000 Ordinary Shares. 85,000 $0.45 Options exp. 30/06/2012 100,000 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Non-renounceable Rights Issue

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Robert George Halverson
Date of last notice	25 May 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	16 August 2007
No. of securities held prior to change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Deferred Share Purchase Plan	 70,000 Ordinary Shares 100,000 Ordinary Shares
Class	Fully Paid Ordinary Shares & $0.45 Options exp. 30/06/2012
Number acquired	42,000 Ordinary shares 42,000 $0.45 Options exp. 30/06/2012
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,600

+ See chapter 19 for defined terms.

No. of securities held after change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Employee Incentive Plan	 112,000 Ordinary Shares. 100,000 Ordinary Share
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Non-renounceable Rights Issue

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	16 May 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	16 August 2007
No. of securities held prior to change	Indirect – 258,750 Fully paid Ordinary shares. Direct – 1,307,500 Fully paid Ordinary shares.
Class	Fully Paid Ordinary & $0.45 Options exp. 30/06/2012
Number acquired	166,667 Ordinary shares 166,667 $0.45 Options exp. 30/06/2012
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Direct $50,000
No. of securities held after change	Indirect - 258,750 Fully paid Ordinary shares. Direct - 1,474,167 Fully paid Ordinary shares. Direct - 166,667 $0.45 Options exp. 30/06/2012

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Non-renounceable Rights Issue

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

20 August 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

QRSciences Holdings Limited (ASX: QRS) Appendix 3B

QRSciences Holdings Limited ("**QRS**") has completed allotment of shares in relation to the conversion of convertible notes issued to Vision Opportunity Master Fund Ltd. as advised to the ASX on 14 August 2007.

Listed and Unlisted Options have been issued pursuant to the listing rule 7.1.

Enclosed is the relevant Appendix 3B pursuant to completion of the Rights Issue.

Yours faithfully

Darren Bromley
CFO / Company Secretary
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares $0.45 Listed Options to acquire fully paid ordinary shares $0.30 Unlisted Options to acquire fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,608,500 Ordinary shares 2,799,589 $0.45 Listed Options to acquire fully paid ordinary shares 5,753,072 $0.30 Unlisted Options to acquire fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution. $0.45 Listed Options to acquire fully paid ordinary shares expiry 30 June 2012 $0.30 Unlisted Options to acquire fully paid ordinary shares expiry 31 December 2007

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares. The $0.45 Listed Options will rank equally with the existing Options. The Unlisted Options are a new class of securities. Ordinary shares issued as a result of exercise of the Listed Options will rank equally with the existing ordinary Shares.
5	Issue price or consideration	4,608,500 Ordinary shares at $0.30 2,799,589 $0.45 Listed Options to acquire fully paid ordinary shares for nil consideration 5,753,072 $0.30 Unlisted Options to acquire fully paid ordinary shares for nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The Securities were issued pursuant to the conversion of convertible notes issued to Vision Opportunity Master Fund Ltd. as advised to the ASX on 14 August 2007 and for various guaranteed commitments to take up shortfall under the rights issue prospectus.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 August 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
76,140,453**	Fully paid ordinary shares
23,933,962	$0.45 Listed Options to acquire fully paid ordinary shares
*(** 85,000 subject to voluntary restriction of ESP)*	

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,753,072	$0.30 Unlisted Options to acquire fully paid ordinary shares exp 31/12/2007
		2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
		50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
		1,020,368	$0.50 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2012
		3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
			* Not vested: the $0.237 options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not Applicable
33	+Despatch date	16 August 2007

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 20 August 2007

Print name: Darren Bromley

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

16 August 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

QRSCIENCES HOLDINGS LIMITED
(ASX: QRS)

Dear Sir / Madam

QRSciences has finalised the dispatch of shares and options in conjunction with the recently completed rights issue and is finalising the convertible note conversion today. The Company is pleased to announce that it expects to resume trading on the ASX early in the week of Monday 20th August 2007.

Yours faithfully

Darren Bromley

CFO / Company Secretary
QRSciences Holdings Limited

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

14 August 2007

QRSciences Completes Rights Issue and Retires Convertible Notes

QRSciences Holdings Limited (ASX:QRS) (QRSNY:PK) is pleased to announce the successful completion of the non-renounceable rights issue conducted in accordance with the prospectus issued on 27 June 2007. The rights issue is now closed following the minimum subscription being met under the terms outlined in the prospectus.

The Company has today allotted 21,134,373 New Shares at an issue price of $0.30 each, raising approximately $6.34M. In addition, 21,134,373 free attaching New Options, exercisable at $0.45 on or before 30 June 2012, have been issued.

The proceeds of the Rights Issue will retire the outstanding Convertible Notes held by Vision Opportunity Master Fund, Ltd. (Vision) and Platinum Partners Value Arbitrage Fund LP and be used for general working capital purposes.

Vision will also be issued with 4,608,500 shares upon partial conversion of its Convertible Note holding, valued at $1.38M.

Accordingly, the repayment and partial conversion retires the Convertible Notes in their entirety and causes the release of all security that the noteholders previously held over QRSciences' assets.

Upon conclusion of the rights issue and note conversion, QRSciences' issued ordinary capital stands at 76,140,453 shares.

The Company will be applying for the re-quotation of its securities shortly.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1 (858) 613 8755 in the United States.

QRSciences
Holdings Limited

31 July 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

QRSCIENCES HOLDINGS LIMITED (ASX: QRS)
APPENDIX 4C – QUARTERLY REPORT

Dear Sir / Madam

QRSciences (ASX:QRS) (QRSNY:PK) is pleased to provide a Quarterly Report (Appendix 4C) for the period to 30 June 2007.

QRS would like to clarify that it is near completion of the non-renounceable pro-rata entitlements issue and details will be released to the market in the near future.

Yours faithfully

Darren Bromley

CFO / Company Secretary
QRSciences Holdings Limited

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	30 June 2007

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		3,438	12,428
1.2	Payments for	(a) staff costs	(1,441)	(5,286)
		(b) advertising and marketing	(16)	(107)
		(c) research and development	(528)	(2,135)
		(d) leased assets	-	-
		(e) other working capital	(3,465)	(12,501)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		20	70
1.5	Interest and other costs of finance paid		(27)	(110)
1.6	Income taxes paid		-	-
1.7	Other - Grant Income		-	152
	Net operating cash flows		(2,019)	(7,489)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(2,019)	(7,489)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	(203)	(4,746)
	(b) equity investments	-	-
	(c) Intellectual property	-	-
	(d) Physical non-current assets	(20)	(62)
	(e) other non-current assets	(60)	(160)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	16
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other – Dividends received	26	26
	Net investing cash flows	(257)	(4,926)
1.14	**Total operating and investing cash flows**	(2,276)	(12,415)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	6,401
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	921	4,723
1.18	Repayment of borrowings	(10)	(87)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	911	11,037
	Net increase (decrease) in cash held	(1,365)	(1,378)
1.21	Cash at beginning of quarter/year to date	1,880	1,893
1.22	other adjustments		
1.23	**Cash at end of quarter**	515	515

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	2,000	805
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	515	1,880
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	515	1,880

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5 1	Name of entity		
5 2	Place of incorporation or registration		
5 3	Consideration for acquisition or disposal		
5 4	Total net assets		
5 5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Date: 31/07/07
(Company Secretary)

Print name: Darren Bromley

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

QRSciences

Holdings Limited

27 June 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

QRSciences Holdings Limited (ASX: QRS) lodges prospectus for rights issue

QRSciences Holdings Limited ("**QRS**") today lodged the prospectus offering up to 30,238,543 New Shares at an issue price of $0.30 per New Share by way of a non-renounceable pro-rata entitlements issue of 3 New Shares for every 5 Existing Shares held by Shareholders registered as at the Record Date whose registered address is in Australia or New Zealand, together with 1 free attaching New Option for every 1 New Share exercisable at $0.45 on or before 30 June 2012. ("**Rights Issue**").

Funds committed to date from institutional investors will satisfy the minimum subscription conditions of the Rights Issue.

QRS will apply for official quotation of the shares and options on ASX.

QRS expects the Rights Issue to be conducted on the following timetable:

Securities are quoted on an "ex" basis (the "ex" date)	2 July 2007
Record Date	6 July 2007
Send Prospectus and serially numbered entitlement and acceptance forms to persons entitled	11 July 2007
Announce despatch has been completed	11 July 2007
Acceptances close at 5pm	25 July 2007
Notify ASX of under subscriptions	30 July 2007
Despatch date of holding statements	2 August 2007
Normal trading starts*	3 August 2007

QRS reserves the right to extend the closing date of the Rights Issue, subject to ASX Listing Rules in which case the date of issue of the securities will alter accordingly.

*Potential investors should note that trading in QRS shares is currently suspended. QRS intends to seek re-quotation of its securities on or about 26 July 2007, subject to the minimum subscription being raised pursuant to the Rights Issue and subsequent to repayment or conversion of the convertible notes held by Vision Opportunity Master Fund, Ltd and Platinum Partners Value Arbitrage Fund LP.

A prospectus for the Rights Issue has been lodged with ASIC. The Prospectus and Appendix 3B are attached.

Eligible shareholders will receive a copy of the Prospectus and must complete the Entitlement and Acceptance Form accompanying the Prospectus to take up their entitlements.

We thank you for your patience in this matter and look forward to your participation in the entitlements issue.

Yours faithfully

Kevin Russeth

CEO
QRSciences Holdings Limited

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

NON-RENOUNCEABLE
RIGHTS ISSUE PROSPECTUS

for a pro-rata non-renounceable entitlements issue of up to 30,238,543 New Shares at an issue price of $0.30 each on the basis of 3 New Shares for every 5 Existing Shares held together with one free attaching New Option for every 1 New Share exercisable at $0.45 on or before 30 June 2012, to raise up to $9,071,563, before costs.

Lead Manager

Patersons Securities Limited
ABN 69 008 896 311
AFSL No. 239 052

Important Notice

This document is important and requires your immediate attention. Applicants should read this Prospectus in its entirety before deciding whether to apply for the Securities. The Securities offered by this Prospectus should be considered speculative.

CONTENTS

IMPORTANT NOTES

This Prospectus is dated 27 June 2007 and was lodged with the ASIC on that date. The ASIC and ASX take no responsibility for the contents of this Prospectus.

No Securities will be allotted or issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

This Prospectus does not constitute an offer in any place in which or to any person to whom it would not be lawful to make such an offer.

This Prospectus is important and should be read in its entirety prior to making an investment decision. If you do not fully understand this Prospectus or are in any doubt as to how to deal with it, you should consult your professional adviser. In particular, it is important that you consider the risk factors (see **Section** 7 of this Prospectus) that could affect the performance of the Company before making an investment decision.

No person is authorised to give any information or to make any representation in connection with the Rights Issue described in this Prospectus which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with the Rights Issue.

1 INVESTMENT HIGHLIGHTS AND KEY DATES

1.1 Investment Highlights

Continued Strong Momentum To Carry Into FY08

- Recent completion of the Baxall acquisition helping to fuel Company growth.
  - Baxall achieved record revenues in May 2007 of approximately $1.5m.
  - Strong growth from Baxall, increasing market share in rapidly growing Australian security products market via expanded product offering, organic growth and expansion of sales offices to and including Perth, Adelaide and Southern California.
  - Baxall sales team provide sales channel for QRSciences' and Spectrums' proprietary products.
- Further commercial success with proprietary technologies.
  - Additional QXR1000 baggage and package screening system sales to Rapiscan.
  - First sale of T3-02N narcotic screening system, to UK Government.
  - Sale of T3-03 stand alone Explosive Detection Systems to a government customer in the Middle East, through alliance with ST Electronics.
  - Deployment of GE ShoeScanner product through Clear® Registered Traveller program – generating royalty stream to QRSciences.
  - Growing application of QRSciences' proprietary technologies across the fields of explosives, weapons and narcotics detection.
  - Continuing development of the Company's proprietary AMDS metal detection technology.
  - Ongoing grant income from Australian and US government sources.
  - Research collaboration with Kings College, Merck and Astrazeneca for pharmaceutical quality control and assurance application.

Significant long term growth potential housed within 27.4%-owned Spectrum

- Under contract to U.S. Transportation Security Administration the CastScope product has completed a pilot at San Jose International Airport and is continuing with operational pilots scheduled for three additional major US airports – potential global market for the CastScope product is estimated at US$60M.

- Increased sales of SentryScope™, SentryManager™, SentryChroma™ video surveillance system – broad range of applications.

- Additional patented technology in areas of personnel and vehicle screening – significant interest and funding from US government.

- Option to move to 100% ownership of Spectrum by February 2009.

Strategic initiatives continue to be evaluated

- QRSciences is committed to evaluating strategic initiatives that create value for Shareholders.
- Specifically exploring opportunities in the US.
- Increasing overseas ownership (25%) and interest in QRSciences.

1.2 Key Dates

Announcement of the Rights Issue	27 June 2007
Record Date to determine Entitlement to Securities	6 July 2007
Closing Date for acceptances and payment in full	25 July 2007
Statements for Securities despatched	2 August 2007

* Potential investors should note that although the Company is admitted to the Official List of ASX, trading in the Existing Shares is currently suspended. The Company intends to seek re-quotation of its securities on or about 26 July 2007, subject to the minimum subscription being raised pursuant to this Prospectus and subsequent to repayment or conversion of the Convertible Notes in accordance with their terms.

2 CORPORATE DIRECTORY

Directors
Mr Kevin Russeth
Mr Norman Shanks (Non-Executive)
Mr Joseph Paresi (Non-Executive)
Mr Robert Halverson (Non-Executive)
Mr Raymond Schoer (Non-Executive)

Share Registry
Computershare Investor Services Pty Ltd
Level 2, 45 St Georges Terrace
Perth Western Australia 6000
Telephone: +61 8 9323 2000
Facsimile: +61 8 9323 2033

Company Secretary
Mr Darren Bromley

Solicitors
Pullinger Readhead Lucas
Level 2, Fortescue House
50 Kings Park Road
West Perth Western Australia 6005
Telephone: +61 8 9320 4999
Facsimile: +61 8 9320 4900

Auditors
Moore Stephens
Chartered Accountants
Level 3, 12 St Georges Terrace
Perth Western Australia 6000
Telephone: +61 8 9225 5355
Facsimile: +61 8 9225 6181

Lead Manager
Patersons Securities Limited
AFSL No. 239 052
Level 23, Exchange Plaza
2 The Esplanade
Perth Western Australia 6000
Telephone: +61 8 9263 1111
Facsimile: +61 8 9325 5123

Registered Office
8-10 Hamilton Street
Cannington Western Australia 6107
Telephone: +61 8 9358 5011
Facsimile: +61 8 9358 5022

Principal Office
8-10 Hamilton Street
Cannington Western Australia 6107
Telephone: +61 8 9358 5011
Facsimile: +61 8 9358 5022

Web Address
www.qrsholdings.com
www.qrsciences.com

ABN: 27 009 259 876

ASX Codes QRS - Ordinary Shares
QRSNY.PK - U.S. ADR's

3 THE OFFER

3.1 Details of the Offer

(a) Offer Details

Pursuant to this Prospectus, the Company is offering up to 30,238,543 New Shares at an issue price of $0.30 per New Share by way of a non-renounceable pro-rata entitlements issue of 3 New Shares for every 5 Existing Shares held by Shareholders registered as at the Record Date whose registered address is in Australia or New Zealand, together with 1 free attaching New Option for every 1 New Share exercisable at $0.45 on or before 30 June 2012.

A total of up to 30,238,543 New Shares may be issued pursuant to this Prospectus at an issue price of $0.30 per New Share and up to 30,238,543 free attaching New Options, to raise up to $9,071,563 before the costs of the Rights Issue.

The number of New Shares and New Options to which you are entitled is calculated as at the Record Date and is shown on the Entitlement and Acceptance Form which accompanies this Prospectus.

New Shares are to be issued at $0.30 for each New Share which is payable in full on application.

The Directors may at any time decide to withdraw this Prospectus and the Offer of Securities made under this Prospectus, in which case the Company will return all application monies (without interest) as soon as practicable.

(b) Issue Amount and Minimum Subscription

The total amount of New Shares to be issued pursuant to this Prospectus will be up to 30,238,543 at an issue price of $0.30 per New Share to raise up to $9,071,563 before the costs of the Rights Issue. The New Options are to be issued free on the basis of 1 New Option for every 1 New Share.

The minimum subscription to be raised pursuant to the Rights Issue is $7.0 million. If a placement of Shares is completed by the Company during the Offer Period pursuant to the placement authority received at the Company's general meeting on 7 May 2007 ("**Placement**"), then the minimum subscription will be reduced to the extent of the net amount raised pursuant to any such Placement (should it proceed).

Should the Company receive notice during the Offer Period that the holders of the Convertible Notes intend to exercise their conversion rights pursuant to the Convertible Notes, then the minimum subscription will be reduced by the amount converted. Similarly, the minimum subscription will be reduced to the extent that during the Offer Period the Company refinances some or all of the principal amount and other amounts that are payable under the Convertible Notes. Please refer to **Sections 5.1** and **8.3** for further information on the Convertible Notes.

No Securities will be issued under this Prospectus unless and until the minimum subscription (as potentially varied in the manner set out in this section) has been received. Should the minimum subscription not be reached within 4 months

after the date of this Prospectus, all application monies will be dealt with in accordance with the Corporations Act.

(c) **Rights and Liabilities Attaching to the Securities**

The New Shares will rank equally in all respects with Existing Shares.

A summary of the rights and liabilities attaching to the New Shares and the New Options is set out in **Sections 8.1** and **8.2** respectively of this Prospectus.

3.2 Timetable for the Rights Issue

Announcement of the Rights Issue	27 June 2007
Record Date to determine Entitlement to Securities	6 July 2007
Closing Date for acceptances and payment in full	25 July 2007
Statements for Securities despatched	2 August 2007

These dates are indicative only and subject to change. The Company reserves the right, subject to the Corporations Act and the ASX Listing Rules, to vary the above dates.

* Potential investors should note that although the Company is admitted to the Official List of ASX, trading in the Existing Shares is currently suspended. The Company intends to seek re-quotation of its securities on or about 26 July 2007, subject to the minimum subscription being raised pursuant to this Prospectus and subsequent to repayment or conversion of the Convertible Notes in accordance with their terms.

3.3 No Rights Trading

Your Rights to the Securities pursuant to the Rights Issue are non-renounceable. Accordingly, there will be no trading of these Rights on ASX.

If you do not take up your Entitlement under the Offer, your Entitlement will lapse and the Securities may be dealt with by the Company.

3.4 Acceptances and Entitlements

This Offer may be accepted in whole or in part before 5.00 pm WST on 25 July 2007 ("**Closing Date**") subject to the right of the Company to extend the Closing Date.

Fractional entitlements or allocations (as the case may be) to Securities will be rounded up to the nearest whole number.

Instructions for completion of the acceptance of your Rights are set out on the Entitlement and Acceptance Form which accompanies this Prospectus.

Acceptance cannot exceed your Entitlement as shown on the Entitlement and Acceptance Form. If it does, acceptance will be deemed to be for your maximum Entitlement and any surplus subscription funds will be returned.

3.5 Director Participation

In their capacity as Shareholders, each of Robert Halverson and Raymond Schoer, both Directors, have confirmed their intention to participate in the Rights Issue to the full extent of their Entitlements. In addition, Mr Kevin Russeth, a Director, intends to participate in the Rights Issue in his capacity as a Shareholder to the extent of $50,000.

3.6 Shortfall

Shareholders have the opportunity to participate in any shortfall by completing and submitting the Shortfall Application Form accompanying this Prospectus. Please refer to **Section 4.4** of this Prospectus for further details.

The Directors reserve the right to issue the shortfall at their discretion, in conjunction with the Lead Manager, pursuant to Listing Rule 7.2 Exception 3.

Vision Opportunity Master Fund Ltd, the holder of a Convertible Note, has committed to participate in any shortfall under the Rights Issue to $6 million, to the extent permitted under section 606 the Corporations Act, in consideration for the issue of 10 million listed Options, exercisable at $0.45 each on or before 30 June 2012, on the terms and conditions set out in **Section 8.2** of this Prospectus. The issue of these Options is subject to Shareholder approval. Vision's commitment to participate in the shortfall is reduced by any amounts subscribed by Shareholders under the Offer.

In addition, the Company has other commitments to participate in any shortfall under the Rights Issue to an aggregate amount of $1.239 million, on a pro rata basis with Vision's shortfall participation. The Company will pay a fee of up to 8% to in respect of these applications for shortfall lodged.

In addition, the Company has appointed Patersons Securities Limited ("**Patersons**") as Lead Manager to the Rights Issue. As such, Patersons has the right to offer any and all of the shortfall under the Rights Issue, subject to the above commitments and the consent of the Company. Please refer to **Section 3.11** of this Prospectus for further details of the Company's arrangements with Patersons.

Without any participation from existing Shareholders, the funds committed to date will satisfy the minimum subscription condition of the Rights Issue.

3.7 CHESS

The Company participates in the Clearing House Electronic Subregister System ("**CHESS**"). ASTC, a wholly owned subsidiary of ASX, operates CHESS in accordance with the ASX Listing Rules and the ASTC Settlement Rules.

Under CHESS, applicants will not receive a certificate but will receive a statement of their holding of Securities.

If you are broker sponsored, ASTC will send you a CHESS statement.

The CHESS statement will set out the number of Securities issued under this Prospectus, provide details of your holder identification number and give the participation identification number of the sponsor.

If you are registered on the issuer sponsored sub register, your statement will be dispatched by the Company's share registrar and will contain the number of Securities issued to you under this Prospectus and your security holder reference number.

A CHESS statement or issuer sponsored statement will routinely be sent to Shareholders at the end of any calendar month during which the balance of their shareholding changes. Shareholders may request a statement at any other time, however, a charge may be made for additional statements.

3.8 Opening and Closing Dates

The Offer will open for receipt of acceptances on 11 July 2007 and will close at 5.00 pm WST on 25 July 2007, subject to the right of the Company, to vary these dates.

3.9 Allotment

Application monies will be held in trust for applicants until allotment of the Securities. The Company will be entitled to all interest paid or accrued on application monies.

No allotment of Securities will occur until ASX grants permission to quote the Securities.

The Securities are expected to be allotted by no later than 2 August 2007. Statements of holding of Securities will be mailed after allotment occurs.

Individual applicants are responsible for determining their allocations of Securities before trading in them. You trade in Securities before receiving confirmation of your allocation at your own risk.

3.10 ASX Quotation

Application for admission of the Securities to official quotation on ASX will be made within 7 days after the date of this Prospectus.

If the Securities are not admitted to official quotation within 3 months after the date of this Prospectus, the Company will not allot or issue any Securities and all application monies received pursuant to this Prospectus will be repaid as soon as practicable, without interest.

The fact that ASX may agree to grant official quotation of the Securities is not to be taken in any way as an indication of the merits of the Company or the Securities.

Potential investors should note that although the Company is admitted to the Official List of ASX, trading in the Existing Shares is currently suspended. Although application for quotation of the Securities will be made, there is no certainty if or when the Securities and Existing Share will commence trading on ASX. The Company intends to seek re-quotation of its securities on or about 26 July 2007, subject to the minimum subscription being raised pursuant to this Prospectus and subsequent to repayment or conversion of the Convertible Notes in accordance with their terms.

Accordingly, the Company and its Directors are confident that the shares will resume trading but cannot and do not guarantee that the Securities or the Existing Shares will be quoted on ASX.

3.11 Arrangements with Lead Manager

Pursuant to a mandate dated 22 June 2007, the Company has appointed Patersons as Lead Manager to the Rights Issue for which the Company will pay to Patersons a management fee of $60,000, a lead manager fee equal to 1% of the gross amount raised under the Rights Issue and a placement fee of 6% of the gross amount raised under the Rights Issue in excess of $6.5 million (all amounts exclusive of GST).

As such, Patersons has the right to offer any and all of any shortfall under the Rights Issue, subject to the shortfall arrangements detailed in **Section 3.6** of this Prospectus and the consent of the Company, and will provide these services on a "best endeavours" basis.

The Company will also pay Patersons' out-of-pockets expenses with respect to the Rights Issue.

Any and all Australian third party selling fees will be paid by Patersons from the placement fee received. No brokerage or commission is payable by applicants in respect of Securities issued pursuant to this Prospectus.

3.12 Market Prices of Existing Shares on ASX

The highest and lowest market sale price of the Existing Shares (which are on the same terms and conditions as the New Shares offered under this Prospectus) during the 3 months immediately preceding the lodgment of this Prospectus with the ASIC and the last market sale price on the date before the lodgment date of this Prospectus is set out below.

3 month high	3 month low	Last market sale price
$0.44 on 15 May 2007	$0.31 on 18 April 2007	$0.335 on 24 May 2007

The Existing Shares have been voluntarily suspended from quotation on ASX since 29 May 2007.

3.13 Taxation Implications

The Directors do not consider that it is appropriate to give potential applicants advice regarding the taxation consequences of applying for Securities under this Prospectus, as it is not possible to provide a comprehensive summary of the possible taxation positions of potential applicants. The Company, its advisers and officers, do not accept any responsibility or liability for any taxation consequences to potential applicants in the Rights Issue. Potential applicants should, therefore, consult their own tax adviser in connection with the taxation implications of the Rights Issue.

3.14 Privacy Act

If you complete an application for Securities, you will be providing personal information to the Company. The Company collects, holds and will use that information to assess

your application, service your needs as a Shareholder, facilitate corporate communications to you and carry out administration.

The information may also be used from time to time and disclosed to persons inspecting the register, bidders for your securities in the context of takeovers, regulatory bodies, including the Australian Taxation Office, authorised securities brokers, print service providers, mail houses and the Company's share registry.

You can access, correct and update the personal information we hold about you. Please contact the Company's share registry to do so at the contact addresses set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (as amended), the Corporations Act and certain rules of ASX. You should note that if you do not provide the information required on the application for Securities, the Company may not be able to accept or process your acceptance.

4 ACTION REQUIRED BY SHAREHOLDERS

4.1 Acceptance in Full

If you wish to take up all of your Entitlement, please complete the Entitlement and Acceptance Form, which accompanies this Prospectus, in accordance with the instructions contained thereon. Forward your completed Entitlement and Acceptance Form, together with your cheque for the amount shown to reach the Company's share registry at Computershare Investor Services Pty Limited (to the address shown below), by 5pm WST on the Closing Date or such later date as the Company advises.

Cheques should be made payable to "**QRSciences Holdings Limited**" and crossed "**Not Negotiable**".

4.2 Partial Acceptance

If you wish to take up part of your Entitlement, please complete the Entitlement and Acceptance Form, which accompanies this Prospectus, by inserting the number of New Shares and corresponding New Options for which you wish to accept (being no more than as specified on the Entitlement and Acceptance Form) and forward the completed Entitlement and Acceptance Form together with your cheque for the total amount payable to reach the Company's share registry at Computershare Investor Services Pty Limited (to the address shown below), by the Closing Date or such late date as the Directors advises.

Cheques should be made payable to "**QRSciences Holdings Limited**" and crossed "**Not Negotiable**".

4.3 Non Acceptance

If you do not wish to take up any part of your Entitlement you are not required to take any action.

4.4 Applications for Shortfall Securities

In addition to taking up all of their Entitlements, Shareholders may apply for additional New Shares and corresponding New Options if a shortfall exists following the Rights Issue ("**Shortfall Securities**"). A shortfall arises if the number of New Shares and New Options applied for is less than the number of New Shares and New Options to be issued under this Prospectus.

Applicants wishing to apply for Shortfall Securities are required to complete the Shortfall Application Form accompanying this Prospectus in accordance with the instructions thereon. The completed Shortfall Application Form must be accompanied by a separate cheque or bank draft for the appropriate application monies (calculated at $0.30 per New Share) you wish to apply for under the Shortfall Application Form, and received by the Company's share registry at Computershare Investor Services Pty Limited (to the address shown below), by no later than 5.00pm (WST) on the Closing Date, or such later date as the Company advises.

If your application for Shortfall Securities is not accepted in full or in part, the unused application monies will be refunded by the Company without interest in accordance with

the Corporations Act. The Directors reserve the right to issue the shortfall at their discretion, in conjunction with the Lead Manager, and do not guarantee that you will receive any Shortfall Securities.

By hand:	By post:
Computershare Investor Services Pty Ltd	Computershare Investor Services Pty Ltd
Level 2, 45 St Georges Terrace	GPO Box D182
Perth WA 6000	Perth WA 6840

If you have any queries concerning your Entitlement or allocation, please contact the Company on (08) 9358 5011 or contact your stockbroker or professional adviser.

5 PURPOSE OF THE RIGHTS ISSUE

5.1 Purpose of the Rights Issue

The Company proposes to raise up to $9,071,563 through the Offer, before deducting the expenses of the Rights Issue.

The funds raised will enable the Company to repay the convertible notes issued to Vision Opportunity Master Fund Ltd ("**Vision**") and Platinum Partners Value Arbitrage Fund LP ("**Platinum**") on 6 February 2007 ("**Convertible Notes**"). Any amounts not converted into Shares under the Convertible Notes must be repaid by the Company by 31 July 2007.

The Company is not certain whether Platinum will elect to convert its Convertible Note. The Company understands (though has not been formally advised) that Vision may convert some or all of its Convertible Note into Shares depending on the success of the Rights Issue. To the extent that Vision converts its Convertible Note, then its commitment to participate in any shortfall under the Rights Issue as detailed in **Section 3.6** of this Prospectus will be reduced.

The purpose of the issue of the Convertible Notes was to raise funds to acquire all of the assets of Baxall Australia Pty Ltd, purchase securities that (in the aggregate) resulted in the Company having a 27.4% equity position in Spectrum San Diego, Inc. and for working capital and general corporate purposes. Both of these transactions have been completed.

Vision is an SEC-registered investment advisor specialising in making value-oriented investments in fundamentally strong small public companies with a particular focus on the small and micro cap market sectors in the United States and abroad and Platinum is a New York-based investment adviser.

Further details on the Convertible Notes are set out in **Section 8.3** of this Prospectus.

5.2 Application of Funds Raised

The funds raised by the Offer are expected to be applied in the following manner, depending upon whether all amounts outstanding under the Convertible Notes are repaid in full ("**Scenario A**") or fully converted into Shares by Vision and repaid in full to Platinum ("**Scenario B**") and assuming in both scenarios that the Offer is fully subscribed.

If Vision and Platinum elect to partially convert the amounts owing pursuant to the Convertible Notes, then the funds raised pursuant to this Prospectus will firstly be applied to the expenses of the Rights Issue, then to the repayment of the outstanding amounts under the Convertible Notes and finally to working capital. In the event that Platinum elects to fully convert its Convertible Note, then working capital will be increased accordingly. Please refer to **Section 8.3** of this Prospectus for further details on the Convertible Notes.

Use of Funds	Scenario A – Full Repayment of the Convertible Note[1]	Scenario B – Full Conversion of the Convertible Note by Vision and Full Repayment to Platinum[2]
	$	$
Repayment of principal under Convertible Note(s)[3]	3,801,546	1,288,660
Payment of Interest on the Convertible Note(s)[3]	240,424	96,654
Payment of bridge fee(s) under the Convertible Note(s)[3]	570,232	193,299
Payment of forbearance fee to Platinum [3]	118,190	118,190
Administration and General Working Capital [5]	3,976,162	7,009,751
Lead Manager's Fees (Patersons) [5]	305,009	305,009
Expenses of the Rights Issue [6]	60,000	60,000
TOTAL	**$9,071,563**	**$9,071,563**

Notes:

(1) In the event that only the minimum subscription, or less than the full subscription amount but more than the minimum subscription is raised pursuant to the Prospectus, then working capital will be reduced accordingly.

(2) In the event that only the minimum subscription, or less than the full subscription amount but more than the minimum subscription is raised pursuant to the Prospectus, then working capital will be reduced accordingly.

(3) Refer to **Section 8.3** of the Prospectus for further details.

(4) Should any additional amounts be payable to Vision or Platinum under the terms of the Convertible Notes, then working capital will be reduced accordingly.

(5) Refer to **Section 3.11** of the Prospectus for further details.

(6) Refer to **Section 8.7** of the Prospectus.

6 EFFECT OF THE OFFER ON THE COMPANY

6.1 Principal Effect

The principal effect of the Offer on the Company, assuming the Offer is fully subscribed, will be that:

(a) cash reserves and contributed equity of the Company will initially increase by $9,071,563 before deducting expenses of the Rights Issue;

(b) the number of Shares on issue will increase from 50,397,572 to 80,636,115; and

(c) 30,238,543 listed Options will be issued, exercisable at $0.45 each on or before 30 June 2012.

6.2 Capital Structure

The proposed capital structure of the Company following the completion of the Rights Issue is summarised below on the basis of both Scenario A and Scenario B (detailed in **Section 5.2** of this Prospectus) and assuming the Offer is fully subscribed in both cases.

As noted in **Section 3.1(b)** of this Prospectus, the Company may conduct a placement of Shares, utilising the placement authority received at the Company's general meeting on 7 May 2007, during the Offer Period. In that event, up to a further 20 million Shares may be issued.

	Scenario A – Full Repayment of the Convertible Notes		Scenario B – Full Conversion of the Convertible Note by Vision and Full Repayment to Platinum	
Details	Number of Shares	Contributed Equity $'000	Number of Shares	Contributed Equity $'000
Shares on issue as at the date of the Prospectus	50,397,572	59,882	50,397,572	59,882
Shares issued pursuant to the Rights Issue	30,238,543	8,707(1)	30,238,543	8,707(1)
Shares issued to Vision under the Convertible Note	-	-	10,081,610 (2)	3,024 (2)
Total Shares on issue	**80,636,115**	**68,589**	**90,717,725**	**71,613**

Notes:

(1) Contributed Equity is after deducting costs of the Rights Issue.

(2) Assuming full conversion of the principal amount, interest payment and bridge fee payable under the Convertible Note held by Vision at a conversion price of $0.30.

(3) If Platinum elects to convert its Convertible Note, then Shares will be issued to Platinum at a conversion price of $0.30.

6.3 Options

The Company currently has the following Options on issue:

- 50,500 unlisted Options, exercisable at $1.00 on or before 30 September 2010;
- 2,575,749 unlisted Options, exercisable at $0.60 each on or before 30 June 2008; and
- 1,020,368 unlisted Options, exercisable at $0.50 each on or before 10 May 2012.

The Company has, subsequent to obtaining Shareholder approval, issued the following unlisted Options to Vision and Platinum:

Holder	Class A Options	Class B Options	Class C Options*	Total No. of Options
Vision	2,512,887	2,512,887	4,957,500	9,983,274
Platinum	1,288,660	1,288,660	2,542,500	5,119,820
Total	**3,801,547**	**3,801,547**	**7,500,000**	**15,103,094**

The Class A Options are exercisable at $0.60 on or before 10 May 2014. The Class B Options are exercisable at $0.81 on or before 10 May 2014. The Class C Options are exercisable at $0.25 on or before 10 May 2014.

* This is the maximum number of Class C Options that can vest and are capable of being exercised. In accordance with their terms, the Class C Options vest upon the Company completing a placement of Shares on the following basis:

- if the price of Shares issued under that placement is less than 50 cents but more than 45 cents, 1,250,000 Class C Options;
- if the price of Shares issued under that placement is less than or equal to 45 cents but more than 40 cents, 2,500,000 Class C Options;
- if the price of Shares issued under that placement is less than or equal to 40 cents but more than 35 cents, 3,750,000 Class C Options;
- if the price of Shares issued under that placement is less than or equal to 35 cents but more than 30 cents, 5,000,000 Class C Options;

- if the price of Shares issued under that placement is less than or equal to 30 dents but more than 25 cents, 6,250,000 Class C Options; or
- if the price of Shares issued under that placement is less than or equal to 25 cents, 7,500,000 Class C Options,

provided that the maximum aggregate number of Class C Options that can vest and be exercised is 7,500,000 Class C Options. Under the Note and Option Purchase Agreement dated 6 February 2007 between the Company, Vision and Platinum ("**Note and Option Purchase Agreement**"), Vision and Platinum are respectively entitled to 66.1% and 33.9% of the Class C Options that vest in accordance with their terms.

The Class C Options only vest if the Company issues Shares during the currency of the Class C Options at a price below 50 cents (in the numbers set out above but subject to an overall cap of 7,500,000 Class C Options) by way of placement. No Class C Options vest if a placement occurs at a price greater than 50 cents or if the issue is otherwise than by way of placement. Any Class C Options not exercised before their expiry date (being 10 May 2014) will automatically lapse.

Under the terms of the Note, if the Company conducts a placement as noted in **Sections 3.1(b)** and **6.2** of this Prospectus, then subject to the pricing of that placement, Class C Options may vest in Vision and Platinum in accordance with their terms. Vision have agreed to waive this provision for any placement that QRSciences conduct under this offer.

On completion of the Rights Issue, the exercise prices of the Options issued to Vision and Platinum will be adjusted in accordance with the formula set out in ASX Listing Rule 6.22.2, pursuant to their terms.

Following successful completion of the Rights Issue, under both Scenario A and Scenario B, the Company will have 30,238,543 listed Options exercisable at $0.45 on or before 30 June 2012 on issue.

In addition, prior to the Closing Date, the Company is proposing to conduct an issue of up to 12,000,000 unlisted Options, exercisable at $0.30 each on or before 31 December 2007, at an issue price of $0.005 each and to be placed at the Director's discretion.

Holders of the Company's existing Options may participate in the Rights Issue by exercising any or all of their Options prior to the Record Date. If all the Options existing as at the date of this Prospectus which are capable of exercise before the Record Date were exercised, 11,249,707 Shares would be issued raising $7,466,312. In this case, an additional 6,749,824 New Shares and 6,749,824 New Options would be offered under the Rights Issue and if taken up would raise an additional $2,024,947, before costs. Any funds raised from the exercise of Options and the issue of the additional New Shares would be used towards working capital.

6.4 Pro forma Balance Sheet

A pro forma Balance Sheet reflecting Scenario A and Scenario B detailed in **Section 5.2** of this Prospectus have been prepared on the basis that there have been no material movements in the assets and liabilities of the Company between 31 March 2007 and the completion of the Rights Issue, except as set out below in the "Pro Forma Assumptions" and assuming that the Offer is fully subscribed in both scenarios.

BALANCE SHEET	Scenario A – Full Repayment of the Convertible Notes		Scenario B – Full Conversion of the Convertible Note by Vision and Full Repayment to Platinum	
	Unaudited 31 March 2007 $'000	Pro-forma Unaudited 31 March 2007 $'000	Unaudited 31 March 2007 $'000	Pro-forma Unaudited 31 March 2007 $'000
ASSETS				
Current Assets				
Cash assets	1,880	5,856	1,880	8,890
Prepayments	109	109	109	109
Inventories	3,098	3,098	3,098	3,098
Trade and other receivables	3,118	3,118	3,118	3,118
Total Current Assets	**8,205**	**12,181**	**8,205**	**15,215**
Non Current Assets				
Intellectual property	34,286	34,286	34,286	34,286
Other financial assets	4,826	4,826	4,826	4,826
Property plant and equipment	495	495	495	495
Other intangibles	329	329	329	329
Total Non Current Assets	**39,936**	**39,936**	**39,936**	**39,936**
TOTAL ASSETS	**48,141**	**52,117**	**48,141**	**55,151**
LIABILITIES				
Current Liabilities				
Trade and other payables	3,146	3,146	3,146	3,146
Interest-bearing liabilities	318	318	318	318
Provisions	555	555	555	555
Other payables	250	250	250	250
Convertible note	3,802	-	3,802	-
Total Current Liabilities	**8,071**	**4,269**	**8,071**	**4,269**
Non Current Liabilities				
Interest-bearing liabilities	34	34	34	34
Other payables	6,299	6,299	6,299	6,299
Total Non Current Liabilities	6,333	6,333	6,333	6,333
TOTAL LIABILITIES	**14,404**	**10,602**	**14,404**	**10,602**
NET ASSETS	**33,737**	**41,515**	**33,737**	**44,549**
EQUITY				
Contributed equity	59,882	68,589	59,882	71,613
Retained profit / (accumulated losses)	(26,145)	(27,074)	(26,145)	(27,064)
TOTAL EQUITY	33,737	**41,515**	33,737	**44,549**

Pro Forma Assumptions under Scenario A:

- the Company issues 30,238,543 New Shares at $0.30 per New Share to raise $9,071,563 pursuant to this Prospectus;
- transaction costs associated with the Rights Issue are estimated to be $305,009 which have been applied against contributed equity;
- the principal repayment of $3,801,546 to the holders of the Convertible Notes;
- the cash payment of the bridge fee payable under the Convertible Notes of $570,232 and the interest expense payable under the Convertible Notes of $240,424; and
- the cash payment of the forbearance fee of $118,190 to Platinum.

Pro Forma Assumptions under Scenario B:

- the Company issues 30,238,543 New Shares at $0.30 per New Share to raise $9,071,563 pursuant to this Prospectus;
- transaction costs associated with the Rights Issue are estimated to be $305,009 which have been applied against contributed equity;
- the issue of 8,376,287 Shares at $0.30 under the terms of the Convertible Notes, being the conversion of the principal amount outstanding, to Vision;
- the issue of 1,256,443 Shares at $0.30 under the terms of the Convertible Notes, being the payment of the bridge fee, to Vision;
- the issue of 479,169 Shares at $0.30 under the terms of the Convertible Notes, being payment of the interest expense to Vision;
- the cash payment of the bridge fee payable under the Convertible Notes to Platinum of $193,299 and the interest expense payable under the Convertible Notes to Platinum of $96,674; and
- the cash payment of the forbearance fee of $118,190 to Platinum.

Notes to Pro forma Balance Sheets:

- as at the date of this Prospectus, cash at bank has reduced by approximately $1.5 million; and
- completion of the Spectrum Preferred Pricing Agreement payments on 20 June 2007 increases other financial assets by $537,933.

7 INVESTMENT RISKS

7.1 Overview

The New Shares offered under this Prospectus should be regarded as speculative due to the inherent risks associated with the Company's activities. Neither the Company nor the Directors warrant the future performance of the Company or any investment made pursuant to this Prospectus. An investment in the New Shares offered by this Prospectus should be considered speculative.

The Directors recommend that Shareholders and potential investors examine the contents of this document, together with previous ASX disclosures and public documents of the Company, including its most recent audited and reviewed financial statements and rely on advice of their professional advisers before deciding whether or not to apply for New Shares pursuant to this document.

The following summary, which is not exhaustive, represents some of the major risk factors which potential investors need to be aware of.

7.2 General risks

There are a number of general risk factors outside the control of QRS and the Directors of QRS relating to the general business environment. These general risk factors may adversely impact upon QRS's performance, financial position, profitability and prospects including the price of Shares. The general risk factors include but are not limited to the following:

Suspension from Trading

The Shares are currently suspended from trading on ASX and have been since 29 May 2007. Shareholders do not currently have a market to trade their Shares and accordingly, it may be difficult for Shareholder to realize the value of their investment.

Whilst it is an objective of the Company to recommence trading of its Shares on ASX, neither the Directors nor the Company can guarantee that ASX will allow the Shares to recommence trading and if so, when. Investors should view an investment in the Company as illiquid unless and until recommencement of trading in the securities of the Company re-commences. The Company intends to seek re-quotation of its securities on or about 26 July 2007, subject to the minimum subscription being raised pursuant to the Rights Issue and subsequent to repayment or conversion of the Convertible Notes.

Stock Market Fluctuations

Subject to the re-quotation of its Shares on ASX, the market price of Shares will be subject to varied and often unpredictable influences on the stock market generally and QRS in particular. Therefore the Shares offered may trade above or below their recent prices.

General Economic Conditions

Changes in interest and inflation rates, exchange rates, relevant taxation and other legal regimes and government policies in Australia and overseas may adversely affect QRS.

General Investment Risks

There is a risk that the price of securities and returns to holders of Shares may be affected by changes in:

(a) local and world economic conditions;

(b) interest rates;

(c) levels of tax, taxation law and accounting practices;

(d) government legislation or intervention;

(e) inflation or inflationary expectations; and

(f) natural disasters, social upheaval, ongoing terrorist activities or war in Australia or overseas.

7.3 Specific Risks

There are a number of specific risk factors relating to QRS which may adversely impact upon its operating performance, financial position and prospects. These specific risks include, but are not limited to:

Business Management

There is a risk that the strategy and process to be applied by QRS and judgment to be exercised by its management team in operating its business will not create positive returns for QRS.

Liquidity

The Directors of QRS can make no guarantee that the Shares will have a depth of trading.

Management Performance/Reliance on Key Personnel

The ultimate success of QRS will depend on the performance of its management team and key personnel. The loss of key staff members could have adverse consequences for QRS.

QRS cannot guarantee that the company will have adequate management skills as may be required from time to time to operate the business or that QRS will be able to attract these skills as required.

Future Working Capital Requirements

The Company's operations are not currently profitable. Accordingly, the Company's activities may require future working capital to support its activities including research and development. If the Company is unable to use debt or equity to fund working capital requirements there can be no assurances that the Company will have sufficient capital resources for that purpose, or other purposes, or that it will be able to obtain additional resources on terms acceptable to the Company or at all. Any additional equity financing

may be dilutive to Shareholders and any debt financing, if available, may involve restrictive covenants, which limit the Company's operations and business strategy.

The Company's failure to raise capital if and when needed could delay or suspend the Company's business strategy and could have a material adverse effect on the Company's activities.

Dilution

QRS may, over time, seek to increase its capital base for matters such as funding:

(a) the ongoing working capital requirements of its business;

(b) other potential business opportunities sufficient in number and quality to warrant further issues; or

(c) share incentive plans to maintain and attract staff.

This would create potential dilution for holders of New Shares.

Commercial Disputes

QRS occasionally become subject to commercial disputes that could harm its business. From time to time QRS is engaged in disputes regarding its commercial transactions. These disputes could result in monetary damages or other remedies that could adversely impact QRS' financial position or operations. Even if QRS prevail in these disputes, they may distract its management from operating its business.

Sales and Market Expansion

Expansion into international markets is important to QRS' long-term success. To date, QRS only has limited experience in this regard.

Failure to Pay Dividends.

There is no assurance that QRS will pay dividends in the future. QRS do not intend to declare or pay cash dividends to their common Shareholders in the foreseeable future. Earnings, if any, are expected to be retained to finance and expand its business.

7.4 QRSciences Pty Ltd risks (Subsidiary Entity)

QRS has invested in QRSciences Pty Ltd ("QRSPL"), with QRSPL being a controlled entity of QRS, holding Shares, will be subject to the risks affecting the business of QRSPL, as well as those risks specific to QRS.

Based on information known to QRS as at the date of this statement, QRS considers the key risks associated with QRSPL include the following. This should not be considered an exhaustive statement by QRS in this regard.

Technology Risk

Quadrupole Resonance ("QR") is a developing technology with some technical limitations. QRS cannot warrant or guarantee that these limitations will be resolved or improved, by QRSPL or any other party, sufficiently in order for QRSPL's intellectual property to reach its full commercial potential.

Reliance on Key Personnel

QRSPL is a research and development company and as such is largely dependent upon its key personnel. QRS cannot warrant or guarantee that it will be able to retain QRSPL's key personnel, nor that it will be able to attract and recruit suitable replacements should one or more key personnel leave the employment of QRSPL nor that it will be able to attract and recruit additional employees that may be required in the future. QRS cannot warrant or guarantee that neither it nor QRSPL will be effective in securing the services of key personnel and as such cannot warrant or guarantee that the personnel requirements of QRSPL will be met. The loss of key personnel and or the inability to recruit the required staff would most likely be detrimental to the value of an investment in QRS.

Intellectual Property

To QRS's best knowledge QR has not been widely commercialised by any entity in the world. QRS cannot warrant or guarantee that QR or indeed QRSPL's intellectual property will be accepted by any regulatory authorities or the commercial marketplace in general.

QRS is aware that there are other companies and organisations working in the QR field developing similar products and technologies. QRS is also aware that there are other companies working with different technologies that may compete with QR and QRSPL's technology in the market place. QRS cannot warrant or guarantee that the technology or QRSPL's intellectual property will be commercialised and/or competitive with other QR entities or other technologies that exist either now or in the future.

QRS is aware that competitors both in the QR field and in competing technologies have had substantial funding from various governments, in particular the US Government. While QRSPL has received some US Government funding, QRS cannot warrant or guarantee that QRSPL will receive any further funding from any government by means of grants or contracts or any other way. The technology may require additional capital in order to bring a product to market and QRS cannot warrant or guarantee that neither it nor QRSPL will be able to fund those requirements.

QRS is aware that the granting of a patent does not guarantee that the owner of the patent is entitled to practice the invention claimed in the patent. It is sometimes necessary to obtain cross licenses to other patents which have been granted to third parties in a similar field and which have an earlier priority date. Also, it is not possible to guarantee the validity of a patent and its enforceability even after it has been granted, because a patent can be revoked on the grounds of invalidity at any time during the patent term.

QRSPL may in the future be subject to intellectual property rights claims, which are costly to defend, could require the company to pay damages and could limit its ability to use certain technologies in the future. This could irrevocably harm its business.

Reliance upon Agreements/Alliances with Third Parties

The ultimate success of QRSPL's business is in part dependent upon the successful completion of agreements with a major alliance partner or partners to manufacture and pursue a sales and marketing program for the technology. In the event that this is not achieved, the value of an investment in QRS may be adversely affected. In the event that the agreements are completed QRS cannot warrant that completion will ultimately prove to be commercially favorable for QRSPL's.

QRSPL has entered into an agreement for a licence over various patents in the field of QR technology. In the terms of the agreement there are various conditions required to maintain the original terms of the agreement which if breached may reduce the value of the agreement and may ultimately terminate the agreement. QRS cannot provide any warranty or guarantee that these conditions have not been breached or will not be breached in the future. The value of an investment in QRS may possibly be diminished if these conditions have been breached or are breached in the future.

QRS cannot warrant or guarantee that the terms of any agreement or agreements that have been or may be reached between QRSPL and any other party or parties will be on terms that are commercially favorable to QRSPL.

Market Risks

QRS cannot warrant or guarantee that the market will be accepting of the technology or products or that they will be bought in sufficient quantities or at sufficient prices to make the business of QRSPL viable.

BTG Patents

QRS purchased a patent portfolio from BTG International ("**BTG**") as announced to the market on 7 April 2006. Under the purchase agreement QRS is required to make payments to BTG for the patents over a period of approximately a further 12 years.

If QRS fail to make those payments under the terms of the purchase agreement, BTG has a right to reclaim ownership of the patents. The BTG patents are a component of the cross license between GE Security and QRS. If QRS were to lose the ownership and subsequent rights to the BTG patents GE Security could terminate the cross license agreement with QRS. There is no certainty that QRS will be able to make those payments in the future.

Regulatory Requirements and Approvals

In pursuing its commercialization strategy, QRSPL may be exposed to certain regulatory risks. The markets in which QRSPL and its partners intend to operate in are generally regulated and or supervised by various Government bodies or organizations. QRS cannot warrant or guarantee that any existing or future policies of any existing or future domestic or international Government or regulatory body will not restrict or hinder the activities of QRSPL or QRSPL's ability to commercialize its products.

Partners of QRSPL will generally be responsible for developing and selling products which may contain QRSPL's technology in isolation or in conjunction with other technologies. These new products, QR generally and QRSPL's intellectual property

specifically may require acceptance and additional testing by the relevant regulatory authorities before being ready for commercial deployment. QRS cannot warrant nor guarantee that all performance requirements by any regulatory authority, partner, potential partner or commercial market has been or will be met in the future.

Operations

QRSPL anticipates continuing to incur significant operating expenses in the future including significant cost of revenues, selling, general and administrative and amortization expenses. As a result, QRS may incur operating losses and may not have enough money to grow its business in the future.

7.5 Baxall Distribution Australia risks

In February 2007, QRS acquired Baxall Distribution Australia ("**Baxall**"). The core business of Baxall is the supply and distribution of CCTV equipment in Australasia.

QRS considers the key risks associated with Baxall to include the following. This should not be considered an exhaustive statement by QRS in this regard.

Reliance on Key Personnel

Baxall is a distribution company and as such is largely dependent upon its key sales personnel. QRS cannot warrant or guarantee that it will be able to retain Baxall's key personnel nor that it will be able to attract and recruit suitable replacements should one or more key personnel leave the employment of Baxall nor that it will be able to attract and recruit additional employees that may be required in the future. QRS cannot warrant or guarantee that neither it nor Baxall will be effective in securing the services of key personnel and as such cannot warrant or guarantee that the personnel requirements of QRSPL will be met. The loss of key personnel and or the inability to recruit the required staff would most likely be detrimental to the value of an investment in QRS.

Future Working Capital Requirements

Baxall is currently undergoing significant growth in revenue and Baxall may require future working capital to fund this growth. If Baxall or the Company is unable to use debt or equity to fund working capital requirements there can be no assurances that Baxall will have sufficient capital resources for that purpose, or other purposes, or that it will be able to obtain additional resources on terms acceptable to Baxall and the Company or at all. Any additional equity financing may be dilutive to Shareholders and any debt financing, if available, may involve restrictive covenants, which limit Baxall's operations and business strategy.

The Company's failure to raise capital if and when needed could delay or suspend Baxall's business strategy and could have a material adverse effect on Baxall as well as the Company.

Reliance upon Agreements/Alliances with Third Parties

The ultimate success of Baxall's business is in part dependent upon the successful maintenance of supply arrangements with certain brands and manufacturers. In the

event that this is not maintained the value of an investment in QRS may be adversely affected.

QRS cannot warrant or guarantee that the terms of any agreement or agreements that have been or may be reached between Baxall and any other party or parties will be on terms that are commercially favorable to Baxall.

7.6 Spectrum San Diego Incorporated risks

In June 2007 QRS concluded its Series A Preferred Financing with Spectrum San Diego Incorporated ("**Spectrum**"). Spectrum is a developer of advanced technology.

QRS considers the key risks associated with Spectrum to include the following. This should not be considered an exhaustive statement by QRS in this regard.

Reliance on Key Personnel

Spectrum is a technology company and as such is largely dependent upon its key personnel. QRS cannot warrant or guarantee that Spectrum will be able to retain its key personnel nor that it will be able to attract and recruit suitable replacements should one or more key personnel leave the employment nor that it will be able to attract and recruit additional employees that may be required in the future. QRS cannot warrant or guarantee that neither it nor Spectrum will be effective in securing the services of key personnel and as such cannot warrant or guarantee that the personnel requirements of Spectrum will be met. The loss of key personnel and or the inability to recruit the required staff would most likely be detrimental to the value of an investment in QRS.

Future Working Capital Requirements

Spectrum is currently undergoing significant growth and may require future working capital to fund this growth. If Spectrum or the Company is unable to use debt or equity to fund working capital requirements there can be no assurances that Spectrum will have sufficient capital resources for that purpose, or other purposes, or that it will be able to obtain additional resources on terms acceptable to Spectrum and the Company or at all. Any additional equity financing may be dilutive to Shareholders and any debt financing, if available, may involve restrictive covenants, which limit Spectrum's operations and business strategy.

Although unlikely, the Company's failure to raise capital if and when needed could affect Spectrum's business strategy and could have a material adverse effect on Spectrum as well as the Company.

Reliance upon Spectrum technology

The ultimate success of Spectrum's business is in part dependent upon the acceptance of it technology. In the event that this is not maintained the value of an investment in QRS may be adversely affected.

8 ADDITIONAL INFORMATION

8.1 Rights and Liabilities Attaching to Shares

The New Shares issued under this Prospectus will be fully paid ordinary shares in the capital of the Company and will rank equally with the Existing Shares.

The following is a broad summary (though not necessarily an exhaustive or definitive statement) of the rights and liabilities attaching to the Shares. Full details of the rights and liabilities attaching to the Shares are contained in the Constitution of the Company and in certain circumstances, are regulated by the Corporations Act, the ASX Listing Rules, the ASTC Settlement Rules and the common law. The Company's Constitution is available for inspection free of charge at the Company's registered office.

Share Capital

All issued ordinary fully paid shares rank equally in all respects.

Voting Rights

At a general meeting of the Company, every holder of Shares present in person, by an attorney, representative or proxy has one vote on a show of hands and on a poll, one vote for each Share held, and for every contributing share held, a fraction of a vote equal to the proportion which the amount paid up bears to the total issue price of the contributing share. Where there is an equality of votes, the chairperson has a casting vote.

Dividend Rights

Subject to the rights of any preference shareholders and to the rights of the holders of any shares created or raised under any special arrangement as to dividend (at present there are none), all dividends as declared by the Directors shall be payable on all shares in proportion to the amount of capital for the time being paid up or credited as paid up in respect of the shares, unless it was a term of issue of the shares that they would carry full dividend rights and the shares were issued on a pro-rata basis to shareholders.

Dividends are payable only out of the profits of the Company as determined by the Directors or the shareholders in general meeting which shall be conclusive. The Directors may set aside out of the profits of the Company such amounts as they may determine as reserves. The Directors may direct that payment of the dividend be made wholly or in part by the distribution of specific assets or documents.

Rights on Winding-Up

If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the shareholders in kind the whole or any part of the property of the Company and may for that purpose set such value as the liquidator considers fair upon any property to be so decided and may determine how the division is to be carried out as between the shareholders of different classes of shareholders.

The liquidator may, with the authority of a special resolution, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no shareholder is compelled to accept any shares or other securities in respect of which there is any liability.

Transfer of Shares

Shares in the Company may be transferred by instrument in any form which complies with the Company's Constitution, the Corporations Act, the ASX Listing Rules and ASTC Settlement Rules.

Shares may be transferred by such means in accordance with the ASX Listing Rules and the ASTC Settlement Rules. The Directors may refuse to register a transfer of Shares only in those circumstances permitted by the Company's Constitution, the ASX Listing Rules and the ASTC Settlement Rules.

Further Increases in Capital

The allotment and issue of shares is under the control of the Directors and, subject to any restrictions on the allotment of shares imposed by the Company's Constitution, the ASX Listing Rules or the Corporations Act, the Directors may allot, issue or grant options over or otherwise dispose of those shares to such persons, with such rights or restrictions as they may from time to time determine.

Variation of Rights Attaching to Shares

The rights attaching to the shares of a class (unless otherwise provided by their terms of issue) may only be varied by a special resolution passed at a separate general meeting of the holders of those shares of that class, or in, certain circumstances, with the written consent of the holders of at least three quarters of the issued shares of that class.

General Meeting

Each holder of Shares will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive notices, accounts and other documents required to be furnished to Shareholders under the Company's Constitution, the Corporations Act and the ASX Listing Rules.

8.2 Terms and Conditions of New Options

The New Options to be issued pursuant to this Prospectus will be issued on the following terms and conditions:

(a) Each New Option shall entitle the Optionholder, when exercised, to one Share.

(b) The New Options are exercisable wholly or in part at any time prior to 5.00 pm (WST) on 30 June 2012 ("**Expiry Date**"). New Options not exercised by that date shall lapse.

(c) Each New Option may be exercised by notice in writing to the Company, together with the payment for the number of Shares in respect of which the New Options are exercised, at any time before the Expiry Date. Any notice of exercise

of a New Option received by the Company will be deemed to be a notice of the exercise of that New Option as at the date of receipt.

(d) The New Option exercise price is $0.45 per New Option.

(e) A New Option does not confer the right to a change in exercise price or a change in the number of the underlying Shares over which the New Option can be exercised.

(f) Shares issued upon exercise of the New Options will be issued following receipt of all the relevant documents and payments and will rank equally in all respect with the then issued Shares.

(g) The Company will apply for official quotation on ASX of the New Options. The Company will apply for quotation on ASX of all Shares issued upon exercise of the New Options.

(h) Subject to the Corporations Act, the Constitution and the Listing Rules, the New Options are freely transferable.

(i) There are no participating rights or entitlements inherent in the New Options and Optionholders will not be entitled to participate in new issues of securities offered to Shareholders during the currency of the New Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 10 Business Days after the issue is announced so as to give Optionholders the opportunity to exercise their New Options before the date for determining entitlements to participate in any issue.

(j) If at any time the issued capital of the Company is reorganised, the rights of an Optionholder are to be changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

8.3 Convertible Notes Issued to Vision and Platinum

As detailed in the Company's Notice of General Meeting dated 3 April 2007 and announced to ASX on 4 April 2007, subject to Shareholder approval being obtained, the Convertible Notes are convertible in whole or in part into Shares at the option of Vision and Platinum on the earlier of 6 June 2007 or the date on which a finance facility or equity raising of at least $5 million is made unconditionally available to the Company ("**Maturity Date**"), subject to a cure period of at least 9 business days from this date (ie 19 June 2007).

Vision has agreed to extend the Maturity Date to 31 July 2007 and not to enforce any penalties under its Convertible Note with respect to events that may be construed as "events of default" or "triggering events".

In addition, Platinum has agreed not to exercise any of its rights pursuant to its Convertible Note until 31 July 2007 in consideration of which the Company has agreed to pay to Platinum a forbearance fee of $118,190. This fee will be due and payable upon completion of the Rights Issue.

If either Vision or Platinum exercise their rights with respect to any "events of default" or "triggering events" pursuant to the Convertible Notes prior to repayment or conversion of the Convertible Notes, then the Company will not allot any Securities and all application monies receivable pursuant to the Prospectus will be refunded in full (without interest) as soon as practicable.

In the event that Vision and Platinum (each a "**Holder**") do not exercise any of their rights to convert the Convertible Notes into Shares, the Company must repay the principal amount of the Convertible Notes, being $3,801,546.39 in aggregate, to the Holders on the Maturity Date. In addition, the Company is obliged to pay interest of 12% per annum in cash on the Maturity Date as well as a bridge fee equal to 15% of the principal amount of the Convertible Notes held ("**Bridge Fee**"). The total amounts payable under the Convertible Notes are as follows:

Holder	Principal Amount	Interest	Bridge Fee
Vision	$2,512,886	$143,751	$376,933
Platinum	$1,288,660	$96,674	$193,299
TOTAL	**$3,801,546**	**$240,425**	**$570,232**

All of the amounts payable under the Convertible Notes are convertible, in whole or in part, into Shares at the election of the Holders on the Maturity Date.

In the event that both Holders elect to fully convert their Convertible Notes on the Maturity Date, then the following Shares will be issued, assuming a conversion price of $0.30:

Holder	Principal Amount	Interest	Bridge Fee
Vision	8,376,289	479,170	1,256,443
Platinum	4,295,533	322,245	644,330
TOTAL	12,671,821	801,415	1,900,773

As the Rights Issue is being undertaken at an issue price of $0.30 per New Share, in accordance with the terms of the Convertible Notes, the conversion price under the Convertible Notes is $0.30.

If the Company issues Shares at a price less than $0.30 prior to the Maturity Date, for example pursuant to the placement contemplated in **Sections 3.1(b)** and **6.2** of the Prospectus, then the conversion price under the Convertible Notes will be reduced to the issue price of those Shares in accordance with the terms of the Convertible Notes. This will result in further Shares being issued to the Holders should they elect to convert their Convertible Notes.

Assuming a conversion price of $0.30, a maximum of 15,374,009 Shares (in aggregate), representing 16.05% of the issued Share capital of the Company (assuming full

subscription pursuant to the Rights Issue), may be issued to the Holders should they fully convert their Convertible Notes on the Maturity Date.

The Company was also required to issue Options to Vision and Platinum for no further consideration. Details of these Options are set out in **Section 6.2** of this Prospectus. Should Vision and Platinum exercise their Options then further Shares will be issued to them.

The Company has been advised that both Vision and Platinum are passive investors in the Company with no intention to change the business of the Company, to influence the future employment of present employees, to make any proposals whereby any property will be transferred between the Company and Vision or Platinum or any other persons associated with them or to otherwise deploy the fixed assets of the Company.

The obligations of the Company pursuant to the Convertible Notes are secured by fixed and floating charges over all of the assets of the Company and its subsidiaries.

Conversion Feature of the Convertible Notes

On the Maturity Date, the outstanding principal balance and any accrued and unpaid interest on the Convertible Notes are convertible (in whole or in part) at the option of the Holder into Shares at an initial (but variable) conversion price of $0.50 per Share ("**Conversion Price**"). The Conversion Price is subject to various adjustments which are detailed below. In accordance with the terms of the Convertible Notes, the Conversion Price will be adjusted to $0.30 as a result of the completion of the Rights Issue.

In lieu of any fractional entitlement to Shares upon conversion of the Convertible Notes, the Company is required to pay an amount in cash to the Holders cash equal to the fractional entitlement multiplied by the average closing bid price of Shares for the 5 consecutive trading days immediately preceding the relevant conversion date.

On conversion of the Convertible Notes, the Company must issue the Shares, to the Holder's solicitor on behalf of the Holder, together with relevant holding statements, within 3 trading days ("**Delivery Date**"). If the Company fails to issue the Shares by the Delivery Date, then the Company must pay to the Holder, in cash, an amount per trading day until the Shares are issued (together with interest at a rate of 10% per annum on such amount) equal to the greater of:

- 1% of the aggregate principal amount of the Convertible Notes requested to be converted for the first 5 trading days after the Delivery Date and 2% of the aggregate principal amount of the Convertible Notes requested to be converted for each trading day thereafter; and
- $2,000 per day.

If the Company fails to issue the Shares and holding statements by the Delivery Date and the Holder is required to purchase Shares to deliver in satisfaction of a sale by the Holder of the Shares issuable upon conversion of the Convertible Note ("**Purchase Shares**"), then the Company is required to pay the Holder the amount by which the Holder's total purchase price for the Purchase Shares exceeded the total sale price of the Shares and, at the option of the Holder, reinstate the portion of the Convertible Note that was not

honoured or deliver to the Holder the number of Shares that should have been issued to the Holder on conversion ("**Buy-In Rights**").

Adjustments to the Conversion Price

The Conversion Price is subject to adjustment, which in certain circumstances will result in the Conversion Price being reduced and accordingly if conversion occurs, a greater number of Shares being issued. As noted above, the Conversion Price will be adjusted to $0.30 as a result of the pricing of the Rights Issue. The adjustment events are as follows:

(a) Subdivisions and Consolidations: If the Company effects a subdivision of its issued capital then the applicable Conversion Price will be proportionately decreased. If the Company effects a consolidation of its issued capital then the applicable Conversion Price will be proportionately increased.

(b) Certain Dividends and Distributions: If the Company makes, issues or sets a record date for determining Shareholders entitled to receive a dividend or other distribution payable in Shares, the applicable Conversion Price shall be decreased by multiplying the applicable Conversion Price by the following fraction:

$$\frac{\text{Total No. of Shares on issue at time of issuance or record date}}{\text{Total no. of Shares on issue at time of issuance or record date + No. of Shares issuable in payment of such dividend or distribution}}$$

(c) Other Dividends and Distributions: If the Company makes, issues or sets a record date for determining Shareholders entitled to receive a dividend or other distribution payable in other than Shares, then an appropriate revision to the applicable Conversion Price will be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder receives, on conversion of the Convertible Note, the proceeds of such dividend or distribution that they would have received had the Convertible Note been converted immediately before the record date.

(d) If the Company makes a pro rata bonus issue of Shares to its Shareholders, the Holder is entitled to receive, on conversion of the Convertible Note, the additional Shares it would have been entitled to had the Convertible Note been converted immediately before the relevant record date.

(e) Reclassification, Exchange or Substitution: If the Shares are changed to the same or different number of shares of any class or classes of shares whether by reclassification, exchange, substitution or otherwise (other than by subdivision, consolidation or dividends (see paragraphs (a), (b) and (c)) or reorganisation, merger, consolidation or sale of assets (see paragraph (e)), an appropriate revision to the applicable Conversion Price shall be made and provisions shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder has the right to convert the Convertible Note into the kind and amount of shares and other securities receivable upon reclassification, exchange, substitution or other change by holders of the number of Shares into which the Convertible Note might have been converted immediately prior to such change.

(f) Reorganisation, Merger, Consolidation or Sales of Assets: If there is a capital reorganisation of the Company (other than by subdivision, consolidation or share dividends (see paragraphs (a), (b) and (c)) or reclassification, exchange or substitution (see paragraph (d)) or a merger or consolidation of the Company with another company (where the Shareholders immediately prior to such change do not own more than 50% of the merged entity) or the sale of all (or substantially all) of the Company's assets, if the surviving entity is an ASX-listed company or has stock registered under the U.S. Securities Exchange Act of 1934 and such stock is quoted on a U.S. national exchange or the OTC Bulletin Board, an appropriate revision to the applicable Conversion Price shall be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so the Holder has the right to convert the Convertible Note into the kind and amount of shares or securities of the Company or any successor corporation resulting from the change, but if the surviving entity is not such a public company as described above, then the Holder has the right to accelerate the Maturity Date in accordance with the terms of the Convertible Notes.

(g) Issuance of Additional Shares: If the Company issues additional Shares (other than as provided in paragraphs (a) to (e) or pursuant to existing convertible securities in the Company) at a price per Share less than the Conversion Price, the applicable Conversion Price shall be reduced to the relevant price per Share (or if no consideration is paid, then $0.01 per Share). Adjustments in this respect can only lower the Conversion Price.

(h) Stock Equivalents: If the Company issues securities convertible into Shares ("**Convertible Securities**") under which the price to acquire a Share is less than Conversion Price, the applicable Conversion Price shall be adjusted to the relevant price per Share (or if no consideration is paid, then $0.01 per Share). Adjustments in this respect can only lower the Conversion Price.

(i) Consideration for Stock: If Shares or Convertible Securities are issued:

(i) in connection with any merger or consolidation in which the Company is the surviving entity (other than where the Shares are changed or exchanged for shares of another corporation), the amount of consideration for those securities shall be deemed to be the fair value of such portion of the assets and business of the non-surviving corporation as the board determines to be attributable to such Shares or Convertible Securities; or

(ii) in the event of any merger or consolidation of the Company in which the Company is not the surviving entity or where Shares are changed into or exchanged for shares of another corporation, or the sale of all (or substantially all) of the assets of the Company for Shares of another corporation, the Company is deemed to have issued a number of Shares for Shares of the other corporation calculated on the basis of the actual exchange ratio on which the transaction was predicated and for a consideration equal to the fair market value of shares of the other corporation. If any such calculation results in adjustment of the

Conversion Price or the number of Shares issuable upon conversion of the Convertible Notes, the determination of the applicable Conversion Price or the number of Shares issuable on conversion immediately prior to such merger, consolidation or sale, shall be made after giving effect to such adjustment of the number of Shares issuable upon conversion of the Convertible Notes.

Acceleration of repayment of the Convertible Notes

The Company is not required to adjust the Conversion Price in connection with:

(a) securities issued (other than for cash) in connection with a merger, acquisition or consolidation;

(b) securities issued pursuant to the conversion or exercise of existing convertible Securities issued;

(c) securities issued in connection with standard, non-convertible debt transactions;

(d) Shares issued or the issuance of options to acquire Shares pursuant to the Company's existing share option plans and employee share purchase plans up to an aggregate of 10% of the number of Shares on issue as at 6 February 2007; and

(e) an aggregate of up to 100,000 Shares or Options which are issued to consultants or advisors that are not retained primarily for the purpose of raising capital and that such securities are not issued to an entity whose primary business is investing in securities.

In certain circumstances, each Holder has the right to accelerate the payment of the Convertible Notes:

(a) upon certain events of default under the Convertible Notes or the occurrence of a "major transaction", being:

(i) the consolidation, merger or other business combination of the Company with or into another person or a consolidation, merger or other business combination in which the Shareholders immediately prior to the transaction continue to hold the voting power necessary to elect a majority of the Board;

(ii) the sale or transfer of more than 50% of the Company's assets (other than in the ordinary course of business);

(iii) closing of an offer made to more than 50% of the Shares in which more than 50% of the Shares were accepted; or

(iv) a change in more than 50% of the current members of the Board,

each Holder has the right to require the Company to prepay in cash all or a portion of its Convertible Note at a price equal to 110% of the principal amount of its Convertible Note plus all accrued and unpaid interest applicable at the time; and

(b) after a "triggering event", being:

(i) the suspension from listing or the failure of the Shares to be listed on ASX for a period of 10 consecutive trading days;

(ii) the Company's notice to the Holders of its inability to comply or its intention not to comply with requests for conversion of the Convertible Notes into Shares;

(iii) the Company's failure to comply with a conversion notice within 10 trading days after receipt of such notice;

(iv) the Company deregisters its Shares and as a result the Shares are no longer publicly tradeable; or

(v) the Company breaches any representation, warranty, covenant or other term or condition of the Agreement, the Convertible Notes or other related document (except to the extent that such breach would not have a material adverse effect and if the breach is curable, if the breach continues for a period of at least 20 business days),

each Holder has the right to require the Company to prepay all or a portion of its Convertible Note at a price equal to 120% of the principal amount of its Convertible Note plus all accrued and unpaid interest applicable at the time.

The Company may, by at least 30 days written notice to the Holders, redeem each Convertible Note, in whole or in part, subject to the rights of each Holder to convert the Convertible Note at any time prior to 5 days before the redemption date.

If, on receipt of a conversion notice, the Company cannot issue the Shares required to be issued for any reason, then the Company must issue as many Shares as it is can, and with respect to the unconverted portion of the Convertible Note, the Holder can elect to:

(a) require the Company to prepay that portion of the Convertible Note at a price per Share equal to 120% of the principal amount of the Convertible Note plus all accrued and unpaid interest applicable at the time;

(b) void its conversion notice and retain or have returned the Convertible Note that was to be converted; or

(c) exercise its Buy-In rights in accordance with the terms of the Convertible Note.

Material Terms of the Note and Option Purchase Agreement

Pursuant to the Note and Option Purchase Agreement entered into by the Company with each of Vision and Platinum, the Company provided standard representations and warranties and made standard covenants for an agreement of this nature, for the benefit of each Holder.

The Company has also provided an indemnity to the Holders (and associated persons) from all losses incurred by the Holders as a result of any inaccuracy in or breach of the

representations, warranties or covenants made by the Company under the Note and Option Purchase Agreement.

The Company is required to use the net proceeds from the issue of the Convertible Notes to:

(a) acquire substantially all of the assets of Baxall Australia Pty Ltd; and

(b) purchase securities, that, in the aggregate, will result in the Company having a 27.4% equity position in Spectrum San Diego, Inc.,

and the balance of the net proceeds for working capital and general corporate purposes, but not to redeem any Shares or securities convertible into Shares or to settle any outstanding litigation.

In accordance with the Note and Option Purchase Agreement, each of the Directors, the Company Secretary and a former director of the Company have entered into a lock-up agreement ("**Lock-up Agreements**"), which restricts the manner in which such persons may sell, transfer or dispose of their Shares. In particular, the Lock-Up Agreements provide that these persons will not, without the prior written consent of Vision, dispose or otherwise deal with their respective securities in the Company for the period from 6 February 2007 to 90 days after the Maturity Date.

Other Material Terms of the Convertible Notes

The obligations of the Company under the Convertible Notes issued to Vision and Platinum are secured by a security agreement dated 6 February 2007 between the Company, Vision and Platinum and security agreements dated 6 February 2007 between each subsidiary of the Company, Vision and Platinum. Further details on these security agreements are set out below.

The Convertible Notes may be transferred, sold, pledged, hypothecated or otherwise granted as security by the Holder. The Convertible Note may be modified by agreement between the Company and the Holders of more than 50% of the aggregate outstanding principal amount of the Convertible Notes. However, certain amendments may not be made without the consent of each Holder affected.

The occurrence of any of the following events is an "event of default" under the Convertible Notes:

(a) the Company fails to make any principal or interest payments on the due dates;

(b) the Company fails to obtain Shareholder approval to the conversion features of the Convertible Notes and the issue of the Options (and any Shares that may be issuable to a Holder) under Listing Rule 7.1 and item 7 of Section 611 of the Corporations Act by 7 May 2007;

(c) the suspension from listing or failure of the Shares to be listed or quoted on ASX for a period of 7 consecutive trading days;

(d) the Company's notice to the Holder of its inability to comply or its intention not to comply with proper requests for conversion of the Convertible Note at any time after the relevant Shareholder approvals have been obtained;

(e) the Company fails to deliver a holding statement to the Holder's solicitor with respect to Shares issued on conversion of the Convertible Note within 5 business days of the issue of the relevant conversion notice, or the Company fails to make the payment of any fees and/or liquidated damages payable under the Convertible Note or the Note and Option Purchase Agreement, which failure is not remedied within 7 business days of the due date for such payments and such default is not fully cured within 2 business days after the Holder provides written to the Company of the occurrence thereof;

(f) default is made in the performance of the Convertible Note, the Note and Option Purchase Agreement, the other Convertible Notes or any other transaction document and such default is not fully cured within 5 business days after the Holder provides written notice to the Company of the occurrence thereof;

(g) any representation or warranty made by the Company in the Note and Option Purchase Agreement, the other Convertible Notes or any other transaction documents prove to have been false or incorrect or breached in a material respect and the Holder provides notice to the Company of the occurrence thereof;

(h) the Company defaults in any payment of any amount on any indebtedness (other than under the Convertible Note) or in the performance of any other condition relating to any indebtedness the result of which is to cause such indebtedness to become due prior to its state maturity;

(i) an insolvency event occurs in respect of the Company;

(j) the failure of the Company to file an Appendix 3B with ASX in respect of the Convertible Notes, the Options, the Shares to be issued on conversion of the Convertible Notes and the Shares to be issued on exercise of the Options and a Section 708A cleansing notice in respect of the Shares within the applicable time periods;

(k) the failure of the Company to pay any amounts due to the Holder under the Convertible Notes or any other transaction document within 7 business days of the due date and such default is not fully cured within 2 business days after the Holder provides written notice to the Company of the occurrence thereof; or

(l) the occurrence of an event of default under the other Convertible Notes.

If an event of default under a Convertible Note occurs, the Holder may:

(a) declare the entire unpaid principal balance of the Convertible Note (together with all accrued interest) due and payable, however these amounts automatically become due and payable upon an event of default described in paragraph (b) or (i) above;

(b) in respect of events of default described in paragraphs (c) – (h) and (j) – (l) above, demand the acceleration of the Convertible Note in accordance with the terms of the Convertible Note (detailed above);

(c) demand that the principal amount of the Convertible Note outstanding shall be converted into Shares at the Conversion Price (subject to adjustment); or

(d) exercise or otherwise enforce its rights, powers, and remedies under the transaction documents or applicable law.

If that an event of default occurs and both Holders elect to exercise their right to demand that the outstanding principal amount under the Convertible Notes be converted into Shares, the Holders will be entitled to the following Shares (assuming a Conversion Price of $0.30):

Holder	No. of Shares
Vision	8,376,288
Platinum	4,295,532

The above table has been prepared on the assumption of the Conversion Price being $0.30. The actual conversion price applicable on conversion of the Notes may vary and accordingly, the number of Shares issued to Vision and Platinum under the Convertible Notes may also vary.

Other material terms of the Convertible Notes are as follows:

(a) Taxes: the Company shall pay all issue taxes of the Holder that may be payable in respect of conversion of the Convertible Note, excluding United States federal, state or local income taxes of the Holder and any transfer taxes resulting from a transfer request by the Holder;

(b) Fractional Shares: no fractional Shares shall be issued upon conversion of a Convertible Note. In lieu of fractional shares to which the Holder would otherwise be entitled, the Company shall pay a cash equivalent; and

(c) Regulatory Compliance: the Company is required to secure registration, listing or approval from the relevant authorities for the conversion of the Convertible Note and issue of Shares.

Security Agreements

As set out above, the obligations of the Company under the Convertible Notes issued to Vision and Platinum are secured by a security agreement dated 6 February 2007 between the Company, Vision and Platinum and security agreements dated 6 February 2007 between each subsidiary of the Company, Vision and Platinum.

Pursuant to the security agreements, the Company and its subsidiaries provided a fixed and floating charge over all of its assets and undertaking to secure the payment of all debts and monetary liabilities owed to Vision and Platinum under the specific security

agreement, the Note and Option Purchase Agreement and the Convertible Notes ("**Secured Monies**") and the performance of all obligations and liabilities of the Company under those documents.

Under the security agreement between the Company, Vision and Platinum, the Company has also assigned all of its rights in the royalty agreement dated 23 May 2006 between the Company, QR Sciences Pty Ltd, QRSciences Corp, Quantum Magnetics Inc and GE Security Inc by way of legal mortgage to Vision and Platinum for the purpose of securing the payment of the Secured Monies.

The security agreements are otherwise on terms and conditions that are standard for documents of this nature.

8.4 Continuous Disclosure and Documents Available for Inspection

This is a Prospectus for the offer of continuously quoted securities (as defined in the Corporations Act) of the Company and is issued pursuant to Section 713 of the Corporations Act as a transaction specific prospectus. Accordingly, this Prospectus does not contain the same level of disclosure as an initial public offering Prospectus.

The Company is a "disclosing entity" for the purposes of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations. As a listed company, the Company is subject to the ASX Listing Rules which require it to immediately notify ASX of any information concerning the Company of which it is or becomes aware and which a reasonable person would expect to have a material effect on the price or value of Shares, subject to certain exceptions.

Copies of documents lodged with the ASIC in relation to the Company may be obtained from, or inspected at, an office of the ASIC.

The Company will provide a copy of each of the following documents free of charge to any person on request from the date of this Prospectus until the Closing Date:

(a) the annual financial report of the Company for the financial year ended 30 June 2006, being the annual financial report of the Company most recently lodged with the ASIC before the issue of this Prospectus;

(b) the half-year financial report of the Company for the half-year ended 31 December 2006, being the half-year financial report of the Company lodged with the ASIC after lodgment of the annual financial report referred to in paragraph (a) above and before the issue of this Prospectus; and

(c) any documents used to notify ASX of information relating to the Company in the period from lodgment of the annual financial report referred to in paragraph (a) above until the issue of the Prospectus in accordance with the Listing Rules as referred to in Section 674(1) of the Corporations Act.

Copies of all documents lodged with the ASIC in relation to the Company can be inspected at the registered office of the Company during normal office hours.

The Company has lodged the following announcements with ASX since the lodgment of the 2006 annual financial report:

Date	Description of Announcement
20/06/2007	Release of Escrow
20/06/2007	Appendix 3B
15/06/2007	Withdrawal of Non-renounceable Rights Issue
12/06/2007	Supplementary Prospectus
12/06/2007	Updated Appendix 3B Supplementary Prospectus
07/06/2007	Extends Non-renounceable Rights Issue
29/05/2007	Suspension from Official Quotation
25/05/2007	Trading Halt
25/05/2007	Change of Director's Interest Notice
25/05/2007	Change of Director's Interest Notice
24/05/2007	Extends to Non-renounceable Rights Issue
22/05/2007	Extended to Cargo Screening Application
17/05/2007	Despatch of Prospectus
16/05/2007	Change of Director's Interest Notice
16/05/2007	US Govt Transportation Regulator Enters Negotiations
11/05/2007	Appendix 3B
07/05/2007	Results of General Meeting
04/05/2007	Updated Appendix 3B: Non-renounceable Rights Issue
04/05/2007	Lodges Prospectus for Non-renounceable Rights Issue
30/04/2007	Commitments Test Entity – Third Quarter Report / Trading Update
26/04/2007	Spectrum Update CastScope Commences Operational Pilot
12/04/2007	Change of Director's interest Notice
04/04/2007	Notice of General Meeting
02/03/2007	Director Retires
01/03/2007	Half Yearly Report & Half Year Accounts
23/02/2007	Section 708A(5)
23/02/2007	Appendix 3B
22/02/2007	Section 708A(5) Notice

Date	Description of Announcement
22/02/2007	Appendix 3B
22/02/2007	Appendix 3B
21/02/2007	Release of Escrow
16/02/2007	Section 708A(5) Notice
14/02/2007	Appendix 3B
12/02/2007	Finalisation of Acquisition – Funding and Revenue Update
08/02/2007	Trading Halt
31/01/2007	Commitments Test Entity – Second Quarter Report
30/01/2007	UK Department for Transport to trial CastScope
24/01/2007	Further sales to U.S. Government
10/01/2007	American Depository Receipt (ADR) ticker symbol change
10/01/2007	Appendix 3B
10/01/2007	Appendix 3B
09/01/2007	First sale & operational trial of Narcotics Screening System
03/01/2007	First sale in Middle East through alliance Singapore Tech
21/12/2006	Addendum – Revenue and Market Opportunity for ShoeScanner
20/12/2006	QRS Technology Breaks into U.S. Airport Market
18/12/2006	Appendix 3B
29/11/2006	Results of AGM
29/11/2006	AGM Presentation
15/11/2006	Spectrum Update: CastScope to roll-out in U.S.
01/11/2006	Engage Silicon Valley Investment Bank
31/10/2006	Reaffirms revenue target after encouraging start to year
31/10/2006	Notice of Annual General Meeting
30/10/2006	Commitments Test Entity
20/09/2006	Annual Report

ASX maintains files containing publicly available information for all listed companies. The Company's file is available for inspection at ASX during normal office hours.

8.5 Overseas Shareholders

This document does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

The Offer is not being extended and Securities will not be issued to Shareholders with a registered address which is outside of Australia or New Zealand ("**Overseas Holders**") as the Company considers that it is unreasonable to make the Offer to Overseas Holders, having regard to the number of Shareholders in such places, the number and value of the Securities they would be offered and the substantial costs of complying with the legal and regulatory requirements in those places.

This Prospectus will be sent to each Overseas Holder for information purposes only.

8.6 Interests of Directors

Other than as set out below or elsewhere in this Prospectus, no Director nor any entity in which such a Director is a partner or director, has or has had in the 2 years before the date of this Prospectus, any interest in:

- the formation or promotion of the Company;
- property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or
- the Offer,

and no amounts have been paid or agreed to be paid (in cash or Shares or otherwise) and no other benefit has been given or agreed to be given to any Director or to any entity in which such a Director is a partner or director, either to induce him to become, or to qualify as, a Director or otherwise for services rendered by him or by the entity in connection with the formation or promotion of the Company or the Offer.

In the 2 years before the date of this Prospectus, the following fees and benefits have been paid or provided by the Company to the Directors:

Directors	Salary, Fees & Commissions	Superannuation Contribution	Cash Bonus	Non-cash Benefits	Shares*	Total
	$	$	$	$	$	$
K Russeth	595,487	79,434	68,662	18,204	213,333	975,120
N Shanks	95,275	-	-	-	-	95,275
J Paresi	88,566	-	-	-	-	88,566
R Halverson	43,703	-	-	-	-	43,703
R Schoer	40,426	-	-	-	-	40,426
Total	**863,457**	**79,434**	**68,662**	**18,204**	**213,333**	**1,243,090**

* Calculation of Shares remuneration is based on $0.40 closing price as at 27 April 2007.

On 4 April 2006, the Remuneration Committee, after obtaining advice from an external consultant, amended an employment contract with Mr K Russeth. The contract provides for payment of a salary of $326,000 inclusive of Chairman's / Director's fees per annum plus superannuation (7%) plus a car allowance of $20,000. Additionally, the contract includes various performance milestones being achieved. In the event of termination, the Company is required to pay 12 months' salary in lieu of termination.

Directors' interests in securities of the Company at the date of this Prospectus are:

Name	Shares
Kevin Russeth	1,566,250
Norman Shanks	120,000
Joseph Paresi	-
Robert Halverson	170,000
Raymond Schoer	175,000

The Directors may participate in the Offer to the extent that they are Shareholders as at the Record Date. In their capacity as Shareholders, each of Robert Halverson and Raymond Schoer, both Directors, have confirmed their intention to participate in the Rights Issue to the full extent of their Entitlements. In addition, Mr Kevin Russeth, a Director, intends to participate in the Rights Issue in his capacity as a Shareholder to the extent of $50,000.

The Constitution of the Company provides that the Directors may be paid for their services as Directors. Non-executive Directors may only be paid a sum not exceeding such fixed sum per annum as may be determined by the Company in general meeting, to be divided among the Non-executive Directors and in default of agreement then in equal shares. In the last two financial years ending 30 June 2005 and 30 June 2006, $568,621 and $570,800 respectively and in the current financial year $480,538 (excluding GST where applicable) has been paid by the Company by way of remuneration for services provided by all Directors, companies associated with the Directors or their associates in their capacity as Directors, employees, consultants or advisers. Directors, companies associated with the Directors or their associates are also reimbursed for all reasonable expenses properly incurred in the course of conducting their duties which include, but are not in any way limited to, out of pocket expenses, travelling expenses, disbursements made on behalf of the Company and other miscellaneous expenses.

8.7 Expenses of the Rights Issue

In the event that the Offer is fully subscribed, the estimated expenses of the Rights Issue are as follows:

	$
ASIC Fees	2,010
Legal and other expenses	27,990

Printing and mailing expenses	20,000
Total	$60,000

8.8 Litigation

As at the date of this Prospectus, the Company is not involved in any material legal proceedings and the Directors are not aware of any legal proceedings pending or threatened against the Company.

8.9 Consents and Liability Statements

(a) Pullinger Readhead Lucas

Pullinger Readhead Lucas has given and has not, before lodgment of this Prospectus with the ASIC, withdrawn its consent to be named in this Prospectus as solicitor to the Company in the form and context in which it is named.

(b) Moore Stephens

Moore Stephens has given and has not, before lodgment of this Prospectus with the ASIC, withdrawn its consent to be named in this Prospectus as auditor to the Company in the form and context in which it is named.

(c) Patersons Securities Limited

Patersons Securities Limited has given and has not, before lodgment of this Prospectus with the ASIC, withdrawn its consent to be named in this Prospectus as Lead Manager to the Rights Issue in the form and context in which it is named.

Each of Pullinger Readhead Lucas and Moore Stephens:

- did not authorise or cause the issue of this Prospectus;
- does not make, or purport to make, any statement in this Prospectus nor is any statement in this Prospectus based on any statement by any of those parties other than as specified in this section; and
- to the maximum extent permitted by law, expressly disclaim any responsibility or liability for any part of this Prospectus other than a reference to its name and a statement contained in this Prospectus with consent of that party as specified in this section.

Patersons Securities Limited was not involved in the preparation of any part of this Prospectus and did not authorise or cause the issue of this Prospectus. Patersons Securities Limited makes no express or implied representation or warranty in relation to the Company, this Prospectus or the Offer and does not make any statement in this Prospectus, nor is any statement in it based on any statement made by Patersons Securities Limited. To the maximum extent permitted by law, Patersons Securities Limited expressly disclaims and takes no responsibility for any material in, or omission from, this Prospectus other than the reference to its name.

Computershare Investor Services Pty Limited is named for information purposes only.

8.10 Interests of Experts and Advisers

Other than as set out below or elsewhere in this Prospectus, all persons named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus do not have, and have not had in the 2 years before the date of this Prospectus, any interest in:

- the formation or promotion of the Company;
- property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or
- the Offer,

and no amounts have been paid or agreed to be paid (in cash or Shares or otherwise) and no other benefit has been given or agreed to be given to any of those persons for services provided by those persons in connection with the formation or promotion of the Company or the Offer.

Pullinger Readhead Lucas has acted as solicitor to the Company in relation to the Offer and is entitled to be paid up to $30,000 (plus GST) in respect of these services. In addition, Pullinger Readhead Lucas has been paid $195,842 (plus GST) for the provision of professional services to the Company in the 2 years before the date of this Prospectus.

Patersons Securities Limited has acted as Lead Manager to the Rights Issue and is entitled to be paid a management fee of $60,000, a lead manager fee equal to 1% of the gross amount raised under the Rights Issue and a placement fee of 6% of the gross amount raised under the Rights Issue in excess of $6.5 million (all amounts exclusive of GST). Refer to **Section 3.11** of this Prospectus for further details. Patersons Securities Limited has not provided any professional services to the Company in the 2 years before the date of this Prospectus.

Moore Stephens acts as auditor of the Company and has been paid $103,729 (plus GST) for the provision of professional services in relation to the auditing of the financial statements of the Company and for taxation and advisory services in the 2 years before the date of this Prospectus.

Computershare Investor Services Pty Limited acts as the share registry of the Company and has been paid $83,131 (plus GST) for the provision of share registry services to the Company in the 2 years before the date of this Prospectus.

8.11 Electronic Prospectus

The ASIC has exempted compliance with certain provisions of the Corporations Act to allow distribution of an electronic prospectus and electronic application form on the basis of a paper prospectus lodged with the ASIC, and the publication of notices referring to an electronic prospectus or electronic application form, subject to compliance with certain conditions.

A copy of the Prospectus can be downloaded from the website of the Company at www.qrsciences.com. Any person accessing the electronic version of the Prospectus for

the purposes of making an investment in the Company must be an Australian resident and must only access the Prospectus from within Australia.

If you have received this Prospectus as an electronic Prospectus, please ensure that you have received the entire Prospectus accompanied by the Shortfall Application Form. If you have not, please email the Company at enquiries@qrsciences.com and the Company will send you, for free, either a hard copy or a further electronic copy of the Prospectus, or both.

The Company reserves the right not to accept a Shortfall Application Form from a person if it has reason to believe that when that person was given access to the electronic Shortfall Application Form, it was not provided together with the electronic Prospectus and any relevant supplementary or replacement prospectus or any of those documents were incomplete or altered.

9 DIRECTORS' STATEMENT

Each Director has consented to the lodgment of this Prospectus with the ASIC and has not withdrawn that consent.

This Prospectus is signed for and on behalf of the Company pursuant to a resolution of the Board by:

Mr Raymond Schoer
Director

10 GLOSSARY

ASIC means the Australian Securities and Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

ASTC Settlement Rules means the settlement rules of ASTC.

ASX means ASX Limited (ABN 98 008 624 691).

ASX Listing Rules or **Listing Rules** means the official Listing Rules of ASX.

Closing Date means 25 July 2007, or such other date as may be determined by the Directors under this Prospectus.

Company or **QRS** means QRSciences Holdings Limited (ABN 27 009 259 876) and its controlled entities.

Constitution means the constitution of the Company.

Convertible Note means a convertible note in the Company.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company as at the date of this Prospectus.

Entitlement means a Shareholder's entitlement (or right) to subscribe for New Shares under this Prospectus. This entitlement is also commonly referred to as a "Right".

Entitlement and Acceptance Form means the entitlement and acceptance form accompanying this Prospectus.

Existing Share means a Share issued before the Record Date.

Lead Manager means Patersons.

New Option means an Option exercisable on the terms and conditions set out in **Section 8.2** of this Prospectus to be issued under this Prospectus.

New Shares means the Shares that may be issued under this Prospectus.

Offer means the non-renounceable pro-rata entitlements offer of Securities pursuant to this Prospectus.

Offer Period means the period commencing on the date of this Prospectus and ending on the allotment date of the Securities.

Option means an option to acquire a Share.

Optionholder means the holder of an Option.

Patersons means Patersons Securities Limited (ABN 69 008 896 311 and AFSL No. 239 052).

Platinum means Platinum Partners Value Arbitrage Fund LP.

Prospectus means this Prospectus dated 27 June 2007.

Record Date means 5.00 pm (WST) on 6 July 2007.

Rights Issue means the issue of Securities under this Prospectus.

Securities means the New Shares and New Options.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means the holder of a Share.

Shortfall Application Form means the shortfall application form accompanying this Prospectus by which an application for the shortfall may be made.

Vision means Vision Opportunity Master Fund Ltd.

WST means Western Australian Standard Time.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares $0.45 Listed Options to acquire fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,238,543 Ordinary shares 30,238,543 $0.45 Listed Options to acquire fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution. $0.45 Listed Options to acquire fully paid ordinary shares expiry 30 June 2012

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares. The Listed Options are a new class of quoted securities. Ordinary shares issued as result of exercise of the Listed Options will rank equally with the existing ordinary Shares.
5	Issue price or consideration	30,238,543 Ordinary shares at $0.30 30,238,543 $0.45 Unlisted Options to acquire fully paid ordinary shares for nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds raised from the issue are intended to be used to repay moneys outstanding under the convertible notes issued to Vision Opportunity Master Fund Ltd. and Platinum Partners Arbitrage Fund LP and/or for working capital, depending upon whether or not the convertible notes are converted.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	To be advised

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
80,636,115**	Fully paid ordinary shares
30,238,543	$0.45 Listed Options to acquire fully paid ordinary shares
*(** 428,335 subject to voluntary restriction of ESP)*	

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
		50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
		1,020,368	$0.50 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2012
		3,801,547	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		3,801,547	$0.81 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		*7,500,000	*$0.25 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
			*the .25 cent options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	Three (3) new shares for every five (5) existing shares held as at the record date; and One (1) option for every one (1) new share
14	+Class of +securities to which the offer relates	Fully paid ordinary shares; and Options
15	+Record date to determine entitlements	6 July 2007
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No
17	Policy for deciding entitlements in relation to fractions	Rounded up to the nearest whole number
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	The offer is only available to shareholders with registered addresses in Australia or New Zealand.
19	Closing date for receipt of acceptances or renunciations	25 July 2007

20	Names of any underwriters	Not Applicable
21	Amount of any underwriting fee or commission	Not Applicable
22	Names of any brokers to the issue	Patersons Securities Limited
23	Fee or commission payable to the broker to the issue	Management Fee $60,000 Lead Manager Fee: 1% of the gross amount raised under the Rights Issue Placement Fee: 6% of the gross amount raised in excess of $6.5 million
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not Applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not Applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	11 July 2007
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	27 June 2007
28	Date rights trading will begin (if applicable)	Not Applicable
29	Date rights trading will end (if applicable)	Not Applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not Applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not Applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not Applicable
33	+Despatch date	2 August 2007

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 27 June 2007

Print name: Darren Bromley

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

20 June 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

QRSciences Holdings Limited (ASX: QRS) Appendix 3B

QRSciences Holdings Limited ("**QRS**") has today issued the final instalment of shares to Spectrum San Diego in accordance with the Preferred Acquisition and Pricing Agreement announced to the ASX on 21 February 2006.

Please note that the Appendix 3B in relation to the pro-rata non-renounceable rights issue ("**Rights Issue**") pursuant to its prospectus lodged on 3 May 2007, as amended by a supplementary prospectus dated 8 June 2007 is now void due to QRS's withdrawal of that Prospectus as announced on 15 June 2007.

Yours faithfully

Darren Bromley
CFO / Company Secretary
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	379,312 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	379,312 Ordinary shares at $0.97
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of 379,312 ordinary shares pursuant to acquisition of Spectrum San Diego Inc.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 June 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
50,397,572** *(** 428,335 subject to voluntary restriction of ESP)*	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
		50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
		1,020,368	$0.50 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2012
		3,801,547	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		3,801,547	$0.81 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		*7,500,000	*$0.25 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014 *the .25 cent options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Company Secretary) Date: 20 June 2007

Print name: Darren Bromley

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

20 June 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

QRSCIENCES HOLDINGS LIMITED
(ASX: QRS)

Dear Sir / Madam

In accordance with ASX Listing Rule 3.10A we hereby advise that the following securities issued pursuant to the QRSciences Employee Share Plan will be released from escrow on 1 July 2007.

- 343,335 fully paid ordinary shares.

Yours faithfully

Darren Bromley

CFO / Company Secretary
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876 ·

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares $0.45 Listed Options to acquire fully paid ordinary shares ** The 13,343,855 Ordinary shares are in addition to the 16,667,106 Ordinary Shares contained in the Appendix 3B relating to the Rights Issue lodged on 3 May 2007. This totals 30,010,961 shares as per the Supplementary Prospectus dated 8 June 2007. The $0.45 Listed Options replace the $0.40 Listed Options contained in the Appendix 3B relating to the Rights Issue lodged on 3 May 2007
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,343,855 Ordinary shares 30,010,961 $0.45 Listed Options to acquire fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution. $0.45 Listed Options to acquire fully paid ordinary shares expiry 30 June 2012

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares. The Listed Options are a new class of quoted securities. Ordinary shares issued as result of exercise of the Listed Options will rank equally with the existing ordinary Shares.
5	Issue price or consideration	13,343,855 Ordinary shares at $0.30 30,010,961 $0.45 Listed Options to acquire fully paid ordinary shares for nil consideration **The Ordinary shares contained in the Appendix 3B relating to the Rights Issue lodged on 3 May 2007 are now issued at $0.30 as per the new pricing in the Supplementary Prospectus
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds raised from the issue are intended to be used to repay moneys outstanding under the convertible notes issued to Vision Opportunity Master Fund Ltd. and Platinum Partners Arbitrage Fund LP and/or for working capital, depending upon whether or not the convertible notes are converted.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	To be advised

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
80,029,229**	Fully paid ordinary shares
30,010,961	$0.45 Listed Options to acquire fully paid ordinary shares exp 30/06/2012
*(** 428,335 subject to voluntary restriction of ESP)*	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
		50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
		1,020,368	$0.50 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2012
		3,801,547	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		3,801,547	$0.81 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		*7,500,000	*$0.25 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014 *the .25 cent options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part*	

of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 8 June 2007

Print name: Darren Bromley

+ See chapter 19 for defined terms.

QRSciences

Holdings Limited

7 June 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

QRSciences Holdings Limited (ASX: QRS) Extension of Right Issue

QRSciences Holdings Limited ("**QRS**") today lodged an extension for a pro-rata non-renounceable rights issue of 16,667,106 new shares at an issue price of $0.40 each on the basis of 1 new share for every 3 existing shares held together with one free attaching new option for every 1 new share, exercisable at $0.40 on or before 30 June 2010, to raise up to $6,666,843, before costs ("**Rights Issue**").

QRS expects the Rights Issue to be conducted on the following timetable:

Closing Date for acceptances and payment in full.	18 June 2007
Securities quoted on a deferred settlement basis	19 June 2007
Notify ASX of under subscriptions	21 June 2007
Despatch date of holding statements	26 June 2007
Normal trading starts	27 June 2007

QRS reserves the right to further extend the closing date of the Right Issue, subject to ASX Listing Rules in which case the date of issue of the securities will alter accordingly.

Yours faithfully

Darren Bromley

CFO / Company Secretary
QRSciences Holdings Limited

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

29 May 2007

QRSciences Holdings Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of QRSciences Holdings Limited (the "Company") will be suspended from quotation at the commencement of trading on 29 May 2007, at the request of the Company, pending the release of an announcement by the Company.

Security Code: QRS

M Foy

Matthew Foy
Adviser, Issuers (Perth)

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

25 May 2007

QRSCIENCES HOLDINGS LIMITED

TRADING HALT

The securities of QRSciences Holdings Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 29 May 2007 or when the announcement is released to the market.

Security Code: QRS

M Foy

Matthew Foy
Adviser, Issuers

QRSciences

Holdings Limited

25 May 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

Re: Trading Halt

QRSciences Holdings Limited ("QRS") hereby requests a trading halt of its securities with immediate effect pending an announcement.

QRS is not aware of any reason why the trading halt should not be granted.

Yours faithfully

Darren Bromley

CFO / Company Secretary
QRSciences Holdings Limited

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Robert George Halverson
Date of last notice	7 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	17, 18, 21 & 22 May 2007
No. of securities held prior to change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Deferred Share Purchase Plan	 70,000 Ordinary Shares. nil
Class	Fully paid Ordinary
Number acquired	17 May 2007: 25,000 Ordinary shares 18 May 2007: 20,000 Ordinary shares 21 May 2007: 30,000 Ordinary shares 22 May 2007: 25,000 Ordinary shares
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	17 May 2007: $9,803.63 18 May 2007: $7,641.80 21 May 2007: $11,211.33 22 May 2007: $9,049.50
No. of securities held after change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Employee Incentive Plan	 70,000 Ordinary Shares. 100,000 Ordinary Share
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Raymond J Schoer
Date of last notice	12 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	17, 18, 21 & 22 May 2007
No. of securities held prior to change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Deferred Share Purchase Plan	 75,000 Ordinary Shares. nil
Class	Fully paid Ordinary
Number acquired	17 May 2007: 25,000 Ordinary shares 18 May 2007: 20,000 Ordinary shares 21 May 2007: 30,000 Ordinary shares 22 May 2007: 25,000 Ordinary shares
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	17 May 2007: $9,803.63 18 May 2007: $7,641.80 21 May 2007: $11,211.33 22 May 2007: $9,049.50
No. of securities held after change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Employee Incentive Plan	 75,000 Ordinary Shares. 100,000 Ordinary Share
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

QRSciences

Holdings Limited

24 May 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

QRSciences Holdings Limited (ASX: QRS) Extension of Right Issue

QRSciences Holdings Limited ("**QRS**") today lodged an extension for a pro-rata non-renounceable rights issue of 16,667,106 new shares at an issue price of $0.40 each on the basis of 1 new share for every 3 existing shares held together with one free attaching new option for every 1 new share, exercisable at $0.40 on or before 30 June 2010, to raise up to $6,666,843, before costs ("**Rights Issue**").

QRS expects the Rights Issue to be conducted on the following timetable:

Closing Date for acceptances and payment in full.	15 June 2007
Securities quoted on a deferred settlement basis	18 June 2007
Notify ASX of under subscriptions	20 June 2007
Despatch date of holding statements	25 June 2007
Normal trading starts	26 June 2007

QRS reserves the right to further extend the closing date of the Right Issue, subject to ASX Listing Rules in which case the date of issue of the securities will alter accordingly.

Yours faithfully

Darren Bromley

CFO / Company Secretary
QRSciences Holdings Limited

QRSciences

Holdings Limited

ASX AND MEDIA RELEASE

22 May 2007

QR Technology Extended to Cargo Screening Application

QRSciences (ASX:QRS) (QRSNY:PK) is pleased to report that it is working with the Department of Transport and Regional Services (DOTARS) in an air cargo trial of the QXR1000 explosives screening system. This is an important step towards extending the commercial application of the company's Quadrupole Resonance (QR) technology to the field of cargo screening.

The exercise is part of an Australian Government program to further strengthen the security of domestic and international air cargo. DOTARS, in partnership with other government agencies and the freight industry, is undertaking a number of trials to test a variety of existing and emerging explosives detection technologies. The QXR1000 trial, which commenced this month, will evaluate the use of QRSciences' QR technology and Rapiscan's integrated X-ray unit in a rapidly developing market segment which is the subject of significant investment from governments around the world and a priority for many regulators.

The QXR1000 product was jointly developed by QRSciences and Rapiscan Systems and has been funded in part by the Australian Government through a grant from AusIndustry under the R&D Start program and also by the United States Technical Support Working Group, which is a Federal U.S. Government entity responsible for conducting national interagency research and development programs for combating terrorism. The product combines QRSciences' QR technology with Rapiscan's most widely deployed, operator assist, 520B Threat Image Projection X-ray unit. In June 2006, QRSciences signed a preferred pricing and purchase agreement with Rapiscan, one of the world's largest suppliers of security screening systems, for OEM subsystems incorporated in the QXR1000.

Kevin Russeth, Chief Executive Officer of QRSciences said: "This is an important opportunity for QRSciences as cargo screening applications pose a number of unique challenges requiring complementary technologies, including QR, for effective screening. We believe this work will demonstrate the unique capability of our technology and we are hopeful this will lead to a beach-head for our products in this growing sector. Added to the estimated markets previously identified for baggage screening, this segment brings the potential global addressable market for QRSciences' baggage and cargo explosives screening technology to in excess of US$1.2 billion."

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. Its wholly owned distribution business is based in Port Melbourne, Victoria.

The commercial focus of the company and its associates is the design, development and sale of advanced technology systems and sub-systems for security related applications including the detection of explosives, weapons and narcotics. Core technologies include quadrupole resonance, advanced metal detection and imaging, X-ray technology, and high resolution surveillance and monitoring systems.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1 858 613 8755 in the US.

QRSciences
Holdings Limited

ASX ANNOUNCEMENT

17 May 2007

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited

Via electronic lodgement

Dear Sir/Madam

DESPATCH OF NON-RENOUNCEABLE RIGHTS ISSUE PROSPECTUS
QRSCIENCES HOLDINGS LIMITED

Further to its announcement of 3 May 2007, the Company confirms that it has despatched the Prospectus together with serially numbered entitlement forms and shortfall application to persons entitled to participate.

Yours faithfully

Darren Bromley
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	15 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	7 May 2007 & 14 May 2007
No. of securities held prior to change	Indirect – 258,750 Fully paid Ordinary shares. Direct – 1,147,500 Fully paid Ordinary shares.
Class	Fully paid Ordinary
Number acquired	Direct – 10,000 Ordinary shares on 7/05/07 Direct – 150,000 Ordinary shares on 14/05/07
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Direct $3,700 (average:$0.37 / share) Direct $60,000 (average: $0.40 / share)
No. of securities held after change	Indirect – 258,750 Fully paid Ordinary shares. Direct – 1,307,500 Fully paid Ordinary shares.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

13 May 2007

US Government Transportation Regulator Enters Sole Source Contract Negotiations with Spectrum for Cast*Scope*

Further to the announcement dated 26 April 2007, and as announced by the US Government on 11 May 2007, QRSciences (ASX:QRS) (QRSNY:PK) is pleased to announce that its 24.4%-owned associate, Spectrum San Diego, Inc. (Spectrum), has entered into contractual negotiations with the Transportation Security Administration (TSA) for the manufacture, deployment and maintenance of the Cast*Scope* screening system at US airports. In its announcement the TSA stated that it anticipates a 36-month period of performance with options for maintenance support.

Cast*Scope* is a portable device utilising backscatter X-ray technology to screen casts, support braces, heavy bandages and prosthetic limbs, allowing quick and non-invasive identification of prohibited items or potential security threats.

The TSA has reviewed Cast*Scope* for feasibility, effectiveness, safety and civil liberty concerns, and is currently in the process of operational pilots scheduled at four airports in the US. The Cast*Scope* pilot began on 25 April 2007 at San José International Airport, and will extend to Tampa International Airport, Nashville International Airport and Washington D.C. Reagan National Airport over the course of May and June 2007.

"This is a pivotal moment for Spectrum and Cast*Scope*, as the interest from the TSA translates into the first significant commercial sales of the product. We congratulate their team for several years of hard work," said QRSciences' CEO Mr. Kevin Russeth. "We are confident that this is just the first step in satisfying a significant global addressable market for the Cast*Scope* screening system, including both airport and non-airport applications, such as prisons and courthouses. There are approximately 700 carry-on checkpoints and 2000 checkpoint lanes at airports in the US that are under the purview of the TSA."

QRSciences currently owns 24.4% of Spectrum, and has an agreement in place to acquire up to 27.4% through a sequence of cash and equity payments amounting to US$2.6 million. QRSciences' final payment is scheduled for early June 2007. In addition, QRSciences has an option to acquire all of Spectrum's outstanding stock on or before 18 February 2009.

For more information about the TSA pilot program and contract specifications, please visit www.tsa.gov/approach/tech/castscope.shtm and www.fbo.gov/spg/DHS/TSA/HQTSA/HSTS04-07-R-DEP123/listing.html.

About Spectrum

Founded in 1998, Spectrum San Diego, Inc. is a product development group specialising in the design of electronic imaging systems and instrumentation. The company's founder is Dr. Steve Smith, a noted expert in electronic design, X-ray imaging and digital signal processing.

Spectrum's primary focus is the invention, development and commercialisation of novel imaging systems with efforts currently focused on four branded products, Sentry*Scope*, Cast*Scope*, Weapon*Scan* and Car*Scan*, plus ongoing funded research and development projects.

Over the last eight years Spectrum has executed contracts and grants for the National Science Foundation, National Institute of Health, Transport Security Administration, United States Air Force, Invision Technologies, Rapiscan Systems and a handful of other groups.

For more information on Cast*Scope* please visit www.castscope.com, about Spectrum please visit www.spectrumsdi.com or +1(858)676-5382

About Transportation Security Administration (TSA)

The TSA is part of the US Department of Homeland Security and was established following the enactment of the Aviation and Transportation Security Act (ATSA) in November 2001. The agency's role is to protect the country's transportation systems, including all commercial airports, rail and infrastructure ensuring freedom of movement for people and commerce through the combined use of people, processes and technology.

For more information about the Transportation Security Administration please visit www.tsa.gov

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. Its wholly owned distribution business is based in Port Melbourne, Victoria.

The primary commercial focus of the company and its associates is the design, development and selling of advanced technology systems, sub-systems, components and software for security related applications. Core competencies include magnetic sensing, metal detection, x-ray technology, and high resolution surveillance.

Applications for its technologies include the detection of explosives, narcotics, weapons and contraband in the field of baggage, cargo and personnel screening and high resolution surveillance and monitoring.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1 858 613 8755 in the US.

QRSciences

Holdings Limited

15 June 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

QRSciences Holdings Limited (ASX: QRS) Withdrawal of Non-renounceable Rights Issue

QRSciences Holdings Limited (**"QRS"**) has today withdrawn the pro-rata non-renounceable rights issue (**"Rights Issue"**) pursuant to its prospectus lodged on 3 May 2007, as amended by a supplementary prospectus dated 8 June 2007. QRS expects to provide an update shortly of its capital raising intentions.

QRS has received notice from Vision and Platinum that the maturity date pursuant to the Convertible Note has been extended to 31 July 2007.

The Company will refund all application monies received under the Prospectus, as soon as practicable.

Yours faithfully

Darren Bromley
CFO / Company Secretary
QRSciences Holdings Limited

QRSciences

Holdings Limited

27 June 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

QRSciences Holdings Limited (ASX: QRS) lodges prospectus for rights issue

QRSciences Holdings Limited ("**QRS**") today lodged the prospectus offering up to 30,238,543 New Shares at an issue price of $0.30 per New Share by way of a non-renounceable pro-rata entitlements issue of 3 New Shares for every 5 Existing Shares held by Shareholders registered as at the Record Date whose registered address is in Australia or New Zealand, together with 1 free attaching New Option for every 1 New Share exercisable at $0.45 on or before 30 June 2012. ("**Rights Issue**").

Funds committed to date from institutional investors will satisfy the minimum subscription conditions of the Rights Issue.

QRS will apply for official quotation of the shares and options on ASX.

QRS expects the Rights Issue to be conducted on the following timetable:

Securities are quoted on an "ex" basis (the "ex" date)	2 July 2007
Record Date	6 July 2007
Send Prospectus and serially numbered entitlement and acceptance forms to persons entitled	11 July 2007
Announce despatch has been completed	11 July 2007
Acceptances close at 5pm	25 July 2007
Notify ASX of under subscriptions	30 July 2007
Despatch date of holding statements	2 August 2007
Normal trading starts*	3 August 2007

QRS reserves the right to extend the closing date of the Rights Issue, subject to ASX Listing Rules in which case the date of issue of the securities will alter accordingly.

*Potential investors should note that trading in QRS shares is currently suspended. QRS intends to seek re-quotation of its securities on or about 26 July 2007, subject to the minimum subscription being raised pursuant to the Rights Issue and subsequent to repayment or conversion of the convertible notes held by Vision Opportunity Master Fund, Ltd and Platinum Partners Value Arbitrage Fund LP.

A prospectus for the Rights Issue has been lodged with ASIC. The Prospectus and Appendix 3B are attached.

Eligible shareholders will receive a copy of the Prospectus and must complete the Entitlement and Acceptance Form accompanying the Prospectus to take up their entitlements.

We thank you for your patience in this matter and look forward to your participation in the entitlements issue.

Yours faithfully

Kevin Russeth

CEO
QRSciences Holdings Limited

QRSciences

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

NON-RENOUNCEABLE
RIGHTS ISSUE PROSPECTUS

for a pro-rata non-renounceable entitlements issue of up to 30,238,543 New Shares at an issue price of $0.30 each on the basis of 3 New Shares for every 5 Existing Shares held together with one free attaching New Option for every 1 New Share exercisable at $0.45 on or before 30 June 2012, to raise up to $9,071,563, before costs.

Lead Manager

Patersons Securities Limited
ABN 69 008 896 311
AFSL No. 239 052

Important Notice

This document is important and requires your immediate attention. Applicants should read this Prospectus in its entirety before deciding whether to apply for the Securities. The Securities offered by this Prospectus should be considered speculative.

CONTENTS

IMPORTANT NOTES

This Prospectus is dated 27 June 2007 and was lodged with the ASIC on that date. The ASIC and ASX take no responsibility for the contents of this Prospectus.

No Securities will be allotted or issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

This Prospectus does not constitute an offer in any place in which or to any person to whom it would not be lawful to make such an offer.

This Prospectus is important and should be read in its entirety prior to making an investment decision. If you do not fully understand this Prospectus or are in any doubt as to how to deal with it, you should consult your professional adviser. In particular, it is important that you consider the risk factors (see **Section** 7 of this Prospectus) that could affect the performance of the Company before making an investment decision.

No person is authorised to give any information or to make any representation in connection with the Rights Issue described in this Prospectus which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with the Rights Issue.

1 INVESTMENT HIGHLIGHTS AND KEY DATES

1.1 Investment Highlights

Continued Strong Momentum To Carry Into FY08

- Recent completion of the Baxall acquisition helping to fuel Company growth.
    - Baxall achieved record revenues in May 2007 of approximately $1.5m.
    - Strong growth from Baxall, increasing market share in rapidly growing Australian security products market via expanded product offering, organic growth and expansion of sales offices to and including Perth, Adelaide and Southern California.
    - Baxall sales team provide sales channel for QRSciences' and Spectrums' proprietary products.
- Further commercial success with proprietary technologies.
    - Additional QXR1000 baggage and package screening system sales to Rapiscan.
    - First sale of T3-02N narcotic screening system, to UK Government.
    - Sale of T3-03 stand alone Explosive Detection Systems to a government customer in the Middle East, through alliance with ST Electronics.
    - Deployment of GE ShoeScanner product through Clear® Registered Traveller program – generating royalty stream to QRSciences.
    - Growing application of QRSciences' proprietary technologies across the fields of explosives, weapons and narcotics detection.
    - Continuing development of the Company's proprietary AMDS metal detection technology.
    - Ongoing grant income from Australian and US government sources.
    - Research collaboration with Kings College, Merck and Astrazeneca for pharmaceutical quality control and assurance application.

Significant long term growth potential housed within 27.4%-owned Spectrum

- Under contract to U.S. Transportation Security Administration the CastScope product has completed a pilot at San Jose International Airport and is continuing with operational pilots scheduled for three additional major US airports – potential global market for the CastScope product is estimated at US$60M.

- Increased sales of SentryScope™, SentryManager™, SentryChroma™ video surveillance system – broad range of applications.

- Additional patented technology in areas of personnel and vehicle screening – significant interest and funding from US government.

- Option to move to 100% ownership of Spectrum by February 2009.

Strategic initiatives continue to be evaluated

- QRSciences is committed to evaluating strategic initiatives that create value for Shareholders.
- Specifically exploring opportunities in the US.
- Increasing overseas ownership (25%) and interest in QRSciences.

1.2 Key Dates

Announcement of the Rights Issue	27 June 2007
Record Date to determine Entitlement to Securities	6 July 2007
Closing Date for acceptances and payment in full	25 July 2007
Statements for Securities despatched	2 August 2007

* Potential investors should note that although the Company is admitted to the Official List of ASX, trading in the Existing Shares is currently suspended. The Company intends to seek re-quotation of its securities on or about 26 July 2007, subject to the minimum subscription being raised pursuant to this Prospectus and subsequent to repayment or conversion of the Convertible Notes in accordance with their terms.

2 CORPORATE DIRECTORY

Directors
Mr Kevin Russeth
Mr Norman Shanks (Non-Executive)
Mr Joseph Paresi (Non-Executive)
Mr Robert Halverson (Non-Executive)
Mr Raymond Schoer (Non-Executive)

Company Secretary
Mr Darren Bromley

Auditors
Moore Stephens
Chartered Accountants
Level 3, 12 St Georges Terrace
Perth Western Australia 6000
Telephone: +61 8 9225 5355
Facsimile: +61 8 9225 6181

Registered Office
8-10 Hamilton Street
Cannington Western Australia 6107
Telephone: +61 8 9358 5011
Facsimile: +61 8 9358 5022

Web Address
www.qrsholdings.com
www.qrsciences.com

ASX Codes QRS – Ordinary Shares
QRSNY.PK – U.S. ADR's

Share Registry
Computershare Investor Services Pty Ltd
Level 2, 45 St Georges Terrace
Perth Western Australia 6000
Telephone: +61 8 9323 2000
Facsimile: +61 8 9323 2033

Solicitors
Pullinger Readhead Lucas
Level 2, Fortescue House
50 Kings Park Road
West Perth Western Australia 6005
Telephone: +61 8 9320 4999
Facsimile: +61 8 9320 4900

Lead Manager
Patersons Securities Limited
AFSL No. 239 052
Level 23, Exchange Plaza
2 The Esplanade
Perth Western Australia 6000
Telephone: +61 8 9263 1111
Facsimile: +61 8 9325 5123

Principal Office
8-10 Hamilton Street
Cannington Western Australia 6107
Telephone: +61 8 9358 5011
Facsimile: +61 8 9358 5022

ABN: 27 009 259 876

3 THE OFFER

3.1 Details of the Offer

(a) Offer Details

Pursuant to this Prospectus, the Company is offering up to 30,238,543 New Shares at an issue price of $0.30 per New Share by way of a non-renounceable pro-rata entitlements issue of 3 New Shares for every 5 Existing Shares held by Shareholders registered as at the Record Date whose registered address is in Australia or New Zealand, together with 1 free attaching New Option for every 1 New Share exercisable at $0.45 on or before 30 June 2012.

A total of up to 30,238,543 New Shares may be issued pursuant to this Prospectus at an issue price of $0.30 per New Share and up to 30,238,543 free attaching New Options, to raise up to $9,071,563 before the costs of the Rights Issue.

The number of New Shares and New Options to which you are entitled is calculated as at the Record Date and is shown on the Entitlement and Acceptance Form which accompanies this Prospectus.

New Shares are to be issued at $0.30 for each New Share which is payable in full on application.

The Directors may at any time decide to withdraw this Prospectus and the Offer of Securities made under this Prospectus, in which case the Company will return all application monies (without interest) as soon as practicable.

(b) Issue Amount and Minimum Subscription

The total amount of New Shares to be issued pursuant to this Prospectus will be up to 30,238,543 at an issue price of $0.30 per New Share to raise up to $9,071,563 before the costs of the Rights Issue. The New Options are to be issued free on the basis of 1 New Option for every 1 New Share.

The minimum subscription to be raised pursuant to the Rights Issue is $7.0 million. If a placement of Shares is completed by the Company during the Offer Period pursuant to the placement authority received at the Company's general meeting on 7 May 2007 ("**Placement**"), then the minimum subscription will be reduced to the extent of the net amount raised pursuant to any such Placement (should it proceed).

Should the Company receive notice during the Offer Period that the holders of the Convertible Notes intend to exercise their conversion rights pursuant to the Convertible Notes, then the minimum subscription will be reduced by the amount converted. Similarly, the minimum subscription will be reduced to the extent that during the Offer Period the Company refinances some or all of the principal amount and other amounts that are payable under the Convertible Notes. Please refer to **Sections 5.1** and **8.3** for further information on the Convertible Notes.

No Securities will be issued under this Prospectus unless and until the minimum subscription (as potentially varied in the manner set out in this section) has been received. Should the minimum subscription not be reached within 4 months

after the date of this Prospectus, all application monies will be dealt with in accordance with the Corporations Act.

(c) **Rights and Liabilities Attaching to the Securities**

The New Shares will rank equally in all respects with Existing Shares.

A summary of the rights and liabilities attaching to the New Shares and the New Options is set out in **Sections 8.1** and **8.2** respectively of this Prospectus.

3.2 Timetable for the Rights Issue

Announcement of the Rights Issue	27 June 2007
Record Date to determine Entitlement to Securities	6 July 2007
Closing Date for acceptances and payment in full	25 July 2007
Statements for Securities despatched	2 August 2007

These dates are indicative only and subject to change. The Company reserves the right, subject to the Corporations Act and the ASX Listing Rules, to vary the above dates.

* Potential investors should note that although the Company is admitted to the Official List of ASX, trading in the Existing Shares is currently suspended. The Company intends to seek re-quotation of its securities on or about 26 July 2007, subject to the minimum subscription being raised pursuant to this Prospectus and subsequent to repayment or conversion of the Convertible Notes in accordance with their terms.

3.3 No Rights Trading

Your Rights to the Securities pursuant to the Rights Issue are non-renounceable. Accordingly, there will be no trading of these Rights on ASX.

If you do not take up your Entitlement under the Offer, your Entitlement will lapse and the Securities may be dealt with by the Company.

3.4 Acceptances and Entitlements

This Offer may be accepted in whole or in part before 5.00 pm WST on 25 July 2007 ("**Closing Date**") subject to the right of the Company to extend the Closing Date.

Fractional entitlements or allocations (as the case may be) to Securities will be rounded up to the nearest whole number.

Instructions for completion of the acceptance of your Rights are set out on the Entitlement and Acceptance Form which accompanies this Prospectus.

Acceptance cannot exceed your Entitlement as shown on the Entitlement and Acceptance Form. If it does, acceptance will be deemed to be for your maximum Entitlement and any surplus subscription funds will be returned.

3.5 Director Participation

In their capacity as Shareholders, each of Robert Halverson and Raymond Schoer, both Directors, have confirmed their intention to participate in the Rights Issue to the full extent of their Entitlements. In addition, Mr Kevin Russeth, a Director, intends to participate in the Rights Issue in his capacity as a Shareholder to the extent of $50,000.

3.6 Shortfall

Shareholders have the opportunity to participate in any shortfall by completing and submitting the Shortfall Application Form accompanying this Prospectus. Please refer to **Section 4.4** of this Prospectus for further details.

The Directors reserve the right to issue the shortfall at their discretion, in conjunction with the Lead Manager, pursuant to Listing Rule 7.2 Exception 3.

Vision Opportunity Master Fund Ltd, the holder of a Convertible Note, has committed to participate in any shortfall under the Rights Issue to $6 million, to the extent permitted under section 606 the Corporations Act, in consideration for the issue of 10 million listed Options, exercisable at $0.45 each on or before 30 June 2012, on the terms and conditions set out in **Section 8.2** of this Prospectus. The issue of these Options is subject to Shareholder approval. Vision's commitment to participate in the shortfall is reduced by any amounts subscribed by Shareholders under the Offer.

In addition, the Company has other commitments to participate in any shortfall under the Rights Issue to an aggregate amount of $1.239 million, on a pro rata basis with Vision's shortfall participation. The Company will pay a fee of up to 8% to in respect of these applications for shortfall lodged.

In addition, the Company has appointed Patersons Securities Limited ("**Patersons**") as Lead Manager to the Rights Issue. As such, Patersons has the right to offer any and all of the shortfall under the Rights Issue, subject to the above commitments and the consent of the Company. Please refer to **Section 3.11** of this Prospectus for further details of the Company's arrangements with Patersons.

Without any participation from existing Shareholders, the funds committed to date will satisfy the minimum subscription condition of the Rights Issue.

3.7 CHESS

The Company participates in the Clearing House Electronic Subregister System ("**CHESS**"). ASTC, a wholly owned subsidiary of ASX, operates CHESS in accordance with the ASX Listing Rules and the ASTC Settlement Rules.

Under CHESS, applicants will not receive a certificate but will receive a statement of their holding of Securities.

If you are broker sponsored, ASTC will send you a CHESS statement.

The CHESS statement will set out the number of Securities issued under this Prospectus, provide details of your holder identification number and give the participation identification number of the sponsor.

If you are registered on the issuer sponsored sub register, your statement will be dispatched by the Company's share registrar and will contain the number of Securities issued to you under this Prospectus and your security holder reference number.

A CHESS statement or issuer sponsored statement will routinely be sent to Shareholders at the end of any calendar month during which the balance of their shareholding changes. Shareholders may request a statement at any other time, however, a charge may be made for additional statements.

3.8 Opening and Closing Dates

The Offer will open for receipt of acceptances on 11 July 2007 and will close at 5.00 pm WST on 25 July 2007, subject to the right of the Company, to vary these dates.

3.9 Allotment

Application monies will be held in trust for applicants until allotment of the Securities. The Company will be entitled to all interest paid or accrued on application monies.

No allotment of Securities will occur until ASX grants permission to quote the Securities.

The Securities are expected to be allotted by no later than 2 August 2007. Statements of holding of Securities will be mailed after allotment occurs.

Individual applicants are responsible for determining their allocations of Securities before trading in them. You trade in Securities before receiving confirmation of your allocation at your own risk.

3.10 ASX Quotation

Application for admission of the Securities to official quotation on ASX will be made within 7 days after the date of this Prospectus.

If the Securities are not admitted to official quotation within 3 months after the date of this Prospectus, the Company will not allot or issue any Securities and all application monies received pursuant to this Prospectus will be repaid as soon as practicable, without interest.

The fact that ASX may agree to grant official quotation of the Securities is not to be taken in any way as an indication of the merits of the Company or the Securities.

Potential investors should note that although the Company is admitted to the Official List of ASX, trading in the Existing Shares is currently suspended. Although application for quotation of the Securities will be made, there is no certainty if or when the Securities and Existing Share will commence trading on ASX. The Company intends to seek re-quotation of its securities on or about 26 July 2007, subject to the minimum subscription being raised pursuant to this Prospectus and subsequent to repayment or conversion of the Convertible Notes in accordance with their terms.

Accordingly, the Company and its Directors are confident that the shares will resume trading but cannot and do not guarantee that the Securities or the Existing Shares will be quoted on ASX.

3.11 Arrangements with Lead Manager

Pursuant to a mandate dated 22 June 2007, the Company has appointed Patersons as Lead Manager to the Rights Issue for which the Company will pay to Patersons a management fee of $60,000, a lead manager fee equal to 1% of the gross amount raised under the Rights Issue and a placement fee of 6% of the gross amount raised under the Rights Issue in excess of $6.5 million (all amounts exclusive of GST).

As such, Patersons has the right to offer any and all of any shortfall under the Rights Issue, subject to the shortfall arrangements detailed in **Section 3.6** of this Prospectus and the consent of the Company, and will provide these services on a "best endeavours" basis.

The Company will also pay Patersons' out-of-pockets expenses with respect to the Rights Issue.

Any and all Australian third party selling fees will be paid by Patersons from the placement fee received. No brokerage or commission is payable by applicants in respect of Securities issued pursuant to this Prospectus.

3.12 Market Prices of Existing Shares on ASX

The highest and lowest market sale price of the Existing Shares (which are on the same terms and conditions as the New Shares offered under this Prospectus) during the 3 months immediately preceding the lodgment of this Prospectus with the ASIC and the last market sale price on the date before the lodgment date of this Prospectus is set out below.

3 month high	3 month low	Last market sale price
$0.44 on 15 May 2007	$0.31 on 18 April 2007	$0.335 on 24 May 2007

The Existing Shares have been voluntarily suspended from quotation on ASX since 29 May 2007.

3.13 Taxation Implications

The Directors do not consider that it is appropriate to give potential applicants advice regarding the taxation consequences of applying for Securities under this Prospectus, as it is not possible to provide a comprehensive summary of the possible taxation positions of potential applicants. The Company, its advisers and officers, do not accept any responsibility or liability for any taxation consequences to potential applicants in the Rights Issue. Potential applicants should, therefore, consult their own tax adviser in connection with the taxation implications of the Rights Issue.

3.14 Privacy Act

If you complete an application for Securities, you will be providing personal information to the Company. The Company collects, holds and will use that information to assess

your application, service your needs as a Shareholder, facilitate corporate communications to you and carry out administration.

The information may also be used from time to time and disclosed to persons inspecting the register, bidders for your securities in the context of takeovers, regulatory bodies, including the Australian Taxation Office, authorised securities brokers, print service providers, mail houses and the Company's share registry.

You can access, correct and update the personal information we hold about you. Please contact the Company's share registry to do so at the contact addresses set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (as amended), the Corporations Act and certain rules of ASX. You should note that if you do not provide the information required on the application for Securities, the Company may not be able to accept or process your acceptance.

4 ACTION REQUIRED BY SHAREHOLDERS

4.1 Acceptance in Full

If you wish to take up all of your Entitlement, please complete the Entitlement and Acceptance Form, which accompanies this Prospectus, in accordance with the instructions contained thereon. Forward your completed Entitlement and Acceptance Form, together with your cheque for the amount shown to reach the Company's share registry at Computershare Investor Services Pty Limited (to the address shown below), by 5pm WST on the Closing Date or such later date as the Company advises.

Cheques should be made payable to "**QRSciences Holdings Limited**" and crossed "**Not Negotiable**".

4.2 Partial Acceptance

If you wish to take up part of your Entitlement, please complete the Entitlement and Acceptance Form, which accompanies this Prospectus, by inserting the number of New Shares and corresponding New Options for which you wish to accept (being no more than as specified on the Entitlement and Acceptance Form) and forward the completed Entitlement and Acceptance Form together with your cheque for the total amount payable to reach the Company's share registry at Computershare Investor Services Pty Limited (to the address shown below), by the Closing Date or such late date as the Directors advises.

Cheques should be made payable to "**QRSciences Holdings Limited**" and crossed "**Not Negotiable**".

4.3 Non Acceptance

If you do not wish to take up any part of your Entitlement you are not required to take any action.

4.4 Applications for Shortfall Securities

In addition to taking up all of their Entitlements, Shareholders may apply for additional New Shares and corresponding New Options if a shortfall exists following the Rights Issue ("**Shortfall Securities**"). A shortfall arises if the number of New Shares and New Options applied for is less than the number of New Shares and New Options to be issued under this Prospectus.

Applicants wishing to apply for Shortfall Securities are required to complete the Shortfall Application Form accompanying this Prospectus in accordance with the instructions thereon. The completed Shortfall Application Form must be accompanied by a separate cheque or bank draft for the appropriate application monies (calculated at $0.30 per New Share) you wish to apply for under the Shortfall Application Form, and received by the Company's share registry at Computershare Investor Services Pty Limited (to the address shown below), by no later than 5.00pm (WST) on the Closing Date, or such later date as the Company advises.

If your application for Shortfall Securities is not accepted in full or in part, the unused application monies will be refunded by the Company without interest in accordance with

the Corporations Act. The Directors reserve the right to issue the shortfall at their discretion, in conjunction with the Lead Manager, and do not guarantee that you will receive any Shortfall Securities.

By hand:	By post:
Computershare Investor Services Pty Ltd	Computershare Investor Services Pty Ltd
Level 2, 45 St Georges Terrace	GPO Box D182
Perth WA 6000	Perth WA 6840

If you have any queries concerning your Entitlement or allocation, please contact the Company on (08) 9358 5011 or contact your stockbroker or professional adviser.

5 PURPOSE OF THE RIGHTS ISSUE

5.1 Purpose of the Rights Issue

The Company proposes to raise up to $9,071,563 through the Offer, before deducting the expenses of the Rights Issue.

The funds raised will enable the Company to repay the convertible notes issued to Vision Opportunity Master Fund Ltd ("**Vision**") and Platinum Partners Value Arbitrage Fund LP ("**Platinum**") on 6 February 2007 ("**Convertible Notes**"). Any amounts not converted into Shares under the Convertible Notes must be repaid by the Company by 31 July 2007.

The Company is not certain whether Platinum will elect to convert its Convertible Note. The Company understands (though has not been formally advised) that Vision may convert some or all of its Convertible Note into Shares depending on the success of the Rights Issue. To the extent that Vision converts its Convertible Note, then its commitment to participate in any shortfall under the Rights Issue as detailed in **Section 3.6** of this Prospectus will be reduced.

The purpose of the issue of the Convertible Notes was to raise funds to acquire all of the assets of Baxall Australia Pty Ltd, purchase securities that (in the aggregate) resulted in the Company having a 27.4% equity position in Spectrum San Diego, Inc. and for working capital and general corporate purposes. Both of these transactions have been completed.

Vision is an SEC-registered investment advisor specialising in making value-oriented investments in fundamentally strong small public companies with a particular focus on the small and micro cap market sectors in the United States and abroad and Platinum is a New York-based investment adviser.

Further details on the Convertible Notes are set out in **Section 8.3** of this Prospectus.

5.2 Application of Funds Raised

The funds raised by the Offer are expected to be applied in the following manner, depending upon whether all amounts outstanding under the Convertible Notes are repaid in full ("**Scenario A**") or fully converted into Shares by Vision and repaid in full to Platinum ("**Scenario B**") and assuming in both scenarios that the Offer is fully subscribed.

If Vision and Platinum elect to partially convert the amounts owing pursuant to the Convertible Notes, then the funds raised pursuant to this Prospectus will firstly be applied to the expenses of the Rights Issue, then to the repayment of the outstanding amounts under the Convertible Notes and finally to working capital. In the event that Platinum elects to fully convert its Convertible Note, then working capital will be increased accordingly. Please refer to **Section 8.3** of this Prospectus for further details on the Convertible Notes.

Use of Funds	Scenario A – Full Repayment of the Convertible Note[1]	Scenario B – Full Conversion of the Convertible Note by Vision and Full Repayment to Platinum[2]
	$	$
Repayment of principal under Convertible Note(s)[3]	3,801,546	1,288,660
Payment of Interest on the Convertible Note(s)[3]	240,424	96,654
Payment of bridge fee(s) under the Convertible Note(s)[3]	570,232	193,299
Payment of forbearance fee to Platinum [3]	118,190	118,190
Administration and General Working Capital [5]	3,976,162	7,009,751
Lead Manager's Fees (Patersons) [5]	305,009	305,009
Expenses of the Rights Issue [6]	60,000	60,000
TOTAL	**$9,071,563**	**$9,071,563**

Notes:

[1] In the event that only the minimum subscription, or less than the full subscription amount but more than the minimum subscription is raised pursuant to the Prospectus, then working capital will be reduced accordingly.

[2] In the event that only the minimum subscription, or less than the full subscription amount but more than the minimum subscription is raised pursuant to the Prospectus, then working capital will be reduced accordingly.

[3] Refer to **Section 8.3** of the Prospectus for further details.

[4] Should any additional amounts be payable to Vision or Platinum under the terms of the Convertible Notes, then working capital will be reduced accordingly.

[5] Refer to **Section 3.11** of the Prospectus for further details.

[6] Refer to **Section 8.7** of the Prospectus.

6 EFFECT OF THE OFFER ON THE COMPANY

6.1 Principal Effect

The principal effect of the Offer on the Company, assuming the Offer is fully subscribed, will be that:

(a) cash reserves and contributed equity of the Company will initially increase by $9,071,563 before deducting expenses of the Rights Issue;

(b) the number of Shares on issue will increase from 50,397,572 to 80,636,115; and

(c) 30,238,543 listed Options will be issued, exercisable at $0.45 each on or before 30 June 2012.

6.2 Capital Structure

The proposed capital structure of the Company following the completion of the Rights Issue is summarised below on the basis of both Scenario A and Scenario B (detailed in **Section 5.2** of this Prospectus) and assuming the Offer is fully subscribed in both cases.

As noted in **Section 3.1(b)** of this Prospectus, the Company may conduct a placement of Shares, utilising the placement authority received at the Company's general meeting on 7 May 2007, during the Offer Period. In that event, up to a further 20 million Shares may be issued.

	Scenario A – Full Repayment of the Convertible Notes		Scenario B – Full Conversion of the Convertible Note by Vision and Full Repayment to Platinum	
Details	Number of Shares	Contributed Equity $'000	Number of Shares	Contributed Equity $'000
Shares on issue as at the date of the Prospectus	50,397,572	59,882	50,397,572	59,882
Shares issued pursuant to the Rights Issue	30,238,543	8,707[1]	30,238,543	8,707[1]
Shares issued to Vision under the Convertible Note	-	-	10,081,610 [2]	3,024 [2]
Total Shares on issue	**80,636,115**	**68,589**	**90,717,725**	**71,613**

Notes:

(1) Contributed Equity is after deducting costs of the Rights Issue.

(2) Assuming full conversion of the principal amount, interest payment and bridge fee payable under the Convertible Note held by Vision at a conversion price of $0.30.

(3) If Platinum elects to convert its Convertible Note, then Shares will be issued to Platinum at a conversion price of $0.30.

6.3 Options

The Company currently has the following Options on issue:

- 50,500 unlisted Options, exercisable at $1.00 on or before 30 September 2010;
- 2,575,749 unlisted Options, exercisable at $0.60 each on or before 30 June 2008; and
- 1,020,368 unlisted Options, exercisable at $0.50 each on or before 10 May 2012.

The Company has, subsequent to obtaining Shareholder approval, issued the following unlisted Options to Vision and Platinum:

Holder	Class A Options	Class B Options	Class C Options*	Total No. of Options
Vision	2,512,887	2,512,887	4,957,500	9,983,274
Platinum	1,288,660	1,288,660	2,542,500	5,119,820
Total	**3,801,547**	**3,801,547**	**7,500,000**	**15,103,094**

The Class A Options are exercisable at $0.60 on or before 10 May 2014. The Class B Options are exercisable at $0.81 on or before 10 May 2014. The Class C Options are exercisable at $0.25 on or before 10 May 2014.

* This is the maximum number of Class C Options that can vest and are capable of being exercised. In accordance with their terms, the Class C Options vest upon the Company completing a placement of Shares on the following basis:

- if the price of Shares issued under that placement is less than 50 cents but more than 45 cents, 1,250,000 Class C Options;
- if the price of Shares issued under that placement is less than or equal to 45 cents but more than 40 cents, 2,500,000 Class C Options;
- if the price of Shares issued under that placement is less than or equal to 40 cents but more than 35 cents, 3,750,000 Class C Options;
- if the price of Shares issued under that placement is less than or equal to 35 cents but more than 30 cents, 5,000,000 Class C Options;

- if the price of Shares issued under that placement is less than or equal to 30 dents but more than 25 cents, 6,250,000 Class C Options; or
- if the price of Shares issued under that placement is less than or equal to 25 cents, 7,500,000 Class C Options,

provided that the maximum aggregate number of Class C Options that can vest and be exercised is 7,500,000 Class C Options. Under the Note and Option Purchase Agreement dated 6 February 2007 between the Company, Vision and Platinum ("**Note and Option Purchase Agreement**"), Vision and Platinum are respectively entitled to 66.1% and 33.9% of the Class C Options that vest in accordance with their terms.

The Class C Options only vest if the Company issues Shares during the currency of the Class C Options at a price below 50 cents (in the numbers set out above but subject to an overall cap of 7,500,000 Class C Options) by way of placement. No Class C Options vest if a placement occurs at a price greater than 50 cents or if the issue is otherwise than by way of placement. Any Class C Options not exercised before their expiry date (being 10 May 2014) will automatically lapse.

Under the terms of the Note, if the Company conducts a placement as noted in **Sections 3.1(b)** and **6.2** of this Prospectus, then subject to the pricing of that placement, Class C Options may vest in Vision and Platinum in accordance with their terms. Vision have agreed to waive this provision for any placement that QRSciences conduct under this offer.

On completion of the Rights Issue, the exercise prices of the Options issued to Vision and Platinum will be adjusted in accordance with the formula set out in ASX Listing Rule 6.22.2, pursuant to their terms.

Following successful completion of the Rights Issue, under both Scenario A and Scenario B, the Company will have 30,238,543 listed Options exercisable at $0.45 on or before 30 June 2012 on issue.

In addition, prior to the Closing Date, the Company is proposing to conduct an issue of up to 12,000,000 unlisted Options, exercisable at $0.30 each on or before 31 December 2007, at an issue price of $0.005 each and to be placed at the Director's discretion.

Holders of the Company's existing Options may participate in the Rights Issue by exercising any or all of their Options prior to the Record Date. If all the Options existing as at the date of this Prospectus which are capable of exercise before the Record Date were exercised, 11,249,707 Shares would be issued raising $7,466,312. In this case, an additional 6,749,824 New Shares and 6,749,824 New Options would be offered under the Rights Issue and if taken up would raise an additional $2,024,947, before costs. Any funds raised from the exercise of Options and the issue of the additional New Shares would be used towards working capital.

6.4 Pro forma Balance Sheet

A pro forma Balance Sheet reflecting Scenario A and Scenario B detailed in **Section 5.2** of this Prospectus have been prepared on the basis that there have been no material movements in the assets and liabilities of the Company between 31 March 2007 and the completion of the Rights Issue, except as set out below in the "Pro Forma Assumptions" and assuming that the Offer is fully subscribed in both scenarios.

BALANCE SHEET	Scenario A – Full Repayment of the Convertible Notes		Scenario B – Full Conversion of the Convertible Note by Vision and Full Repayment to Platinum	
	Unaudited 31 March 2007 $'000	Pro-forma Unaudited 31 March 2007 $'000	Unaudited 31 March 2007 $'000	Pro-forma Unaudited 31 March 2007 $'000
ASSETS				
Current Assets				
Cash assets	1,880	5,856	1,880	8,890
Prepayments	109	109	109	109
Inventories	3,098	3,098	3,098	3,098
Trade and other receivables	3,118	3,118	3,118	3,118
Total Current Assets	**8,205**	**12,181**	**8,205**	**15,215**
Non Current Assets				
Intellectual property	34,286	34,286	34,286	34,286
Other financial assets	4,826	4,826	4,826	4,826
Property plant and equipment	495	495	495	495
Other intangibles	329	329	329	329
Total Non Current Assets	**39,936**	**39,936**	**39,936**	**39,936**
TOTAL ASSETS	**48,141**	**52,117**	**48,141**	**55,151**
LIABILITIES				
Current Liabilities				
Trade and other payables	3,146	3,146	3,146	3,146
Interest-bearing liabilities	318	318	318	318
Provisions	555	555	555	555
Other payables	250	250	250	250
Convertible note	3,802	-	3,802	-
Total Current Liabilities	**8,071**	**4,269**	**8,071**	**4,269**
Non Current Liabilities				
Interest-bearing liabilities	34	34	34	34
Other payables	6,299	6,299	6,299	6,299
Total Non Current Liabilities	**6,333**	**6,333**	**6,333**	**6,333**
TOTAL LIABILITIES	**14,404**	**10,602**	**14,404**	**10,602**
NET ASSETS	**33,737**	**41,515**	**33,737**	**44,549**
EQUITY				
Contributed equity	59,882	68,589	59,882	71,613
Retained profit / (accumulated losses)	(26,145)	(27,074)	(26,145)	(27,064)
TOTAL EQUITY	**33,737**	**41,515**	**33,737**	**44,549**

Pro Forma Assumptions under Scenario A:

- the Company issues 30,238,543 New Shares at $0.30 per New Share to raise $9,071,563 pursuant to this Prospectus;
- transaction costs associated with the Rights Issue are estimated to be $305,009 which have been applied against contributed equity;
- the principal repayment of $3,801,546 to the holders of the Convertible Notes;
- the cash payment of the bridge fee payable under the Convertible Notes of $570,232 and the interest expense payable under the Convertible Notes of $240,424; and
- the cash payment of the forbearance fee of $118,190 to Platinum.

Pro Forma Assumptions under Scenario B:

- the Company issues 30,238,543 New Shares at $0.30 per New Share to raise $9,071,563 pursuant to this Prospectus;
- transaction costs associated with the Rights Issue are estimated to be $305,009 which have been applied against contributed equity;
- the issue of 8,376,287 Shares at $0.30 under the terms of the Convertible Notes, being the conversion of the principal amount outstanding, to Vision;
- the issue of 1,256,443 Shares at $0.30 under the terms of the Convertible Notes, being the payment of the bridge fee, to Vision;
- the issue of 479,169 Shares at $0.30 under the terms of the Convertible Notes, being payment of the interest expense to Vision;
- the cash payment of the bridge fee payable under the Convertible Notes to Platinum of $193,299 and the interest expense payable under the Convertible Notes to Platinum of $96,674; and
- the cash payment of the forbearance fee of $118,190 to Platinum.

Notes to Pro forma Balance Sheets:

- as at the date of this Prospectus, cash at bank has reduced by approximately $1.5 million; and
- completion of the Spectrum Preferred Pricing Agreement payments on 20 June 2007 increases other financial assets by $537,933.

7 INVESTMENT RISKS

7.1 Overview

The New Shares offered under this Prospectus should be regarded as speculative due to the inherent risks associated with the Company's activities. Neither the Company nor the Directors warrant the future performance of the Company or any investment made pursuant to this Prospectus. An investment in the New Shares offered by this Prospectus should be considered speculative.

The Directors recommend that Shareholders and potential investors examine the contents of this document, together with previous ASX disclosures and public documents of the Company, including its most recent audited and reviewed financial statements and rely on advice of their professional advisers before deciding whether or not to apply for New Shares pursuant to this document.

The following summary, which is not exhaustive, represents some of the major risk factors which potential investors need to be aware of.

7.2 General risks

There are a number of general risk factors outside the control of QRS and the Directors of QRS relating to the general business environment. These general risk factors may adversely impact upon QRS's performance, financial position, profitability and prospects including the price of Shares. The general risk factors include but are not limited to the following:

Suspension from Trading

The Shares are currently suspended from trading on ASX and have been since 29 May 2007. Shareholders do not currently have a market to trade their Shares and accordingly, it may be difficult for Shareholder to realize the value of their investment.

Whilst it is an objective of the Company to recommence trading of its Shares on ASX, neither the Directors nor the Company can guarantee that ASX will allow the Shares to recommence trading and if so, when. Investors should view an investment in the Company as illiquid unless and until recommencement of trading in the securities of the Company re-commences. The Company intends to seek re-quotation of its securities on or about 26 July 2007, subject to the minimum subscription being raised pursuant to the Rights Issue and subsequent to repayment or conversion of the Convertible Notes.

Stock Market Fluctuations

Subject to the re-quotation of its Shares on ASX, the market price of Shares will be subject to varied and often unpredictable influences on the stock market generally and QRS in particular. Therefore the Shares offered may trade above or below their recent prices.

General Economic Conditions

Changes in interest and inflation rates, exchange rates, relevant taxation and other legal regimes and government policies in Australia and overseas may adversely affect QRS.

General Investment Risks

There is a risk that the price of securities and returns to holders of Shares may be affected by changes in:

(a) local and world economic conditions;

(b) interest rates;

(c) levels of tax, taxation law and accounting practices;

(d) government legislation or intervention;

(e) inflation or inflationary expectations; and

(f) natural disasters, social upheaval, ongoing terrorist activities or war in Australia or overseas.

7.3 Specific Risks

There are a number of specific risk factors relating to QRS which may adversely impact upon its operating performance, financial position and prospects. These specific risks include, but are not limited to:

Business Management

There is a risk that the strategy and process to be applied by QRS and judgment to be exercised by its management team in operating its business will not create positive returns for QRS.

Liquidity

The Directors of QRS can make no guarantee that the Shares will have a depth of trading.

Management Performance/Reliance on Key Personnel

The ultimate success of QRS will depend on the performance of its management team and key personnel. The loss of key staff members could have adverse consequences for QRS.

QRS cannot guarantee that the company will have adequate management skills as may be required from time to time to operate the business or that QRS will be able to attract these skills as required.

Future Working Capital Requirements

The Company's operations are not currently profitable. Accordingly, the Company's activities may require future working capital to support its activities including research and development. If the Company is unable to use debt or equity to fund working capital requirements there can be no assurances that the Company will have sufficient capital resources for that purpose, or other purposes, or that it will be able to obtain additional resources on terms acceptable to the Company or at all. Any additional equity financing

may be dilutive to Shareholders and any debt financing, if available, may involve restrictive covenants, which limit the Company's operations and business strategy.

The Company's failure to raise capital if and when needed could delay or suspend the Company's business strategy and could have a material adverse effect on the Company's activities.

Dilution

QRS may, over time, seek to increase its capital base for matters such as funding:

(a) the ongoing working capital requirements of its business;

(b) other potential business opportunities sufficient in number and quality to warrant further issues; or

(c) share incentive plans to maintain and attract staff.

This would create potential dilution for holders of New Shares.

Commercial Disputes

QRS occasionally become subject to commercial disputes that could harm its business. From time to time QRS is engaged in disputes regarding its commercial transactions. These disputes could result in monetary damages or other remedies that could adversely impact QRS' financial position or operations. Even if QRS prevail in these disputes, they may distract its management from operating its business.

Sales and Market Expansion

Expansion into international markets is important to QRS' long-term success. To date, QRS only has limited experience in this regard.

Failure to Pay Dividends.

There is no assurance that QRS will pay dividends in the future. QRS do not intend to declare or pay cash dividends to their common Shareholders in the foreseeable future. Earnings, if any, are expected to be retained to finance and expand its business.

7.4 QRSciences Pty Ltd risks (Subsidiary Entity)

QRS has invested in QRSciences Pty Ltd ("QRSPL"), with QRSPL being a controlled entity of QRS, holding Shares, will be subject to the risks affecting the business of QRSPL, as well as those risks specific to QRS.

Based on information known to QRS as at the date of this statement, QRS considers the key risks associated with QRSPL include the following. This should not be considered an exhaustive statement by QRS in this regard.

Technology Risk

Quadrupole Resonance ("QR") is a developing technology with some technical limitations. QRS cannot warrant or guarantee that these limitations will be resolved or improved, by QRSPL or any other party, sufficiently in order for QRSPL's intellectual property to reach its full commercial potential.

Reliance on Key Personnel

QRSPL is a research and development company and as such is largely dependent upon its key personnel. QRS cannot warrant or guarantee that it will be able to retain QRSPL's key personnel, nor that it will be able to attract and recruit suitable replacements should one or more key personnel leave the employment of QRSPL nor that it will be able to attract and recruit additional employees that may be required in the future. QRS cannot warrant or guarantee that neither it nor QRSPL will be effective in securing the services of key personnel and as such cannot warrant or guarantee that the personnel requirements of QRSPL will be met. The loss of key personnel and or the inability to recruit the required staff would most likely be detrimental to the value of an investment in QRS.

Intellectual Property

To QRS's best knowledge QR has not been widely commercialised by any entity in the world. QRS cannot warrant or guarantee that QR or indeed QRSPL's intellectual property will be accepted by any regulatory authorities or the commercial marketplace in general.

QRS is aware that there are other companies and organisations working in the QR field developing similar products and technologies. QRS is also aware that there are other companies working with different technologies that may compete with QR and QRSPL's technology in the market place. QRS cannot warrant or guarantee that the technology or QRSPL's intellectual property will be commercialised and/or competitive with other QR entities or other technologies that exist either now or in the future.

QRS is aware that competitors both in the QR field and in competing technologies have had substantial funding from various governments, in particular the US Government. While QRSPL has received some US Government funding, QRS cannot warrant or guarantee that QRSPL will receive any further funding from any government by means of grants or contracts or any other way. The technology may require additional capital in order to bring a product to market and QRS cannot warrant or guarantee that neither it nor QRSPL will be able to fund those requirements.

QRS is aware that the granting of a patent does not guarantee that the owner of the patent is entitled to practice the invention claimed in the patent. It is sometimes necessary to obtain cross licenses to other patents which have been granted to third parties in a similar field and which have an earlier priority date. Also, it is not possible to guarantee the validity of a patent and its enforceability even after it has been granted, because a patent can be revoked on the grounds of invalidity at any time during the patent term.

QRSPL may in the future be subject to intellectual property rights claims, which are costly to defend, could require the company to pay damages and could limit its ability to use certain technologies in the future. This could irrevocably harm its business.

Reliance upon Agreements/Alliances with Third Parties

The ultimate success of QRSPL's business is in part dependent upon the successful completion of agreements with a major alliance partner or partners to manufacture and pursue a sales and marketing program for the technology. In the event that this is not achieved, the value of an investment in QRS may be adversely affected. In the event that the agreements are completed QRS cannot warrant that completion will ultimately prove to be commercially favorable for QRSPL's.

QRSPL has entered into an agreement for a licence over various patents in the field of QR technology. In the terms of the agreement there are various conditions required to maintain the original terms of the agreement which if breached may reduce the value of the agreement and may ultimately terminate the agreement. QRS cannot provide any warranty or guarantee that these conditions have not been breached or will not be breached in the future. The value of an investment in QRS may possibly be diminished if these conditions have been breached or are breached in the future.

QRS cannot warrant or guarantee that the terms of any agreement or agreements that have been or may be reached between QRSPL and any other party or parties will be on terms that are commercially favorable to QRSPL.

Market Risks

QRS cannot warrant or guarantee that the market will be accepting of the technology or products or that they will be bought in sufficient quantities or at sufficient prices to make the business of QRSPL viable.

BTG Patents

QRS purchased a patent portfolio from BTG International (**"BTG"**) as announced to the market on 7 April 2006. Under the purchase agreement QRS is required to make payments to BTG for the patents over a period of approximately a further 12 years.

If QRS fail to make those payments under the terms of the purchase agreement, BTG has a right to reclaim ownership of the patents. The BTG patents are a component of the cross license between GE Security and QRS. If QRS were to lose the ownership and subsequent rights to the BTG patents GE Security could terminate the cross license agreement with QRS. There is no certainty that QRS will be able to make those payments in the future.

Regulatory Requirements and Approvals

In pursuing its commercialization strategy, QRSPL may be exposed to certain regulatory risks. The markets in which QRSPL and its partners intend to operate in are generally regulated and or supervised by various Government bodies or organizations. QRS cannot warrant or guarantee that any existing or future policies of any existing or future domestic or international Government or regulatory body will not restrict or hinder the activities of QRSPL or QRSPL's ability to commercialize its products.

Partners of QRSPL will generally be responsible for developing and selling products which may contain QRSPL's technology in isolation or in conjunction with other technologies. These new products, QR generally and QRSPL's intellectual property

specifically may require acceptance and additional testing by the relevant regulatory authorities before being ready for commercial deployment. QRS cannot warrant nor guarantee that all performance requirements by any regulatory authority, partner, potential partner or commercial market has been or will be met in the future.

Operations

QRSPL anticipates continuing to incur significant operating expenses in the future including significant cost of revenues, selling, general and administrative and amortization expenses. As a result, QRS may incur operating losses and may not have enough money to grow its business in the future.

7.5 Baxall Distribution Australia risks

In February 2007, QRS acquired Baxall Distribution Australia ("**Baxall**"). The core business of Baxall is the supply and distribution of CCTV equipment in Australasia.

QRS considers the key risks associated with Baxall to include the following. This should not be considered an exhaustive statement by QRS in this regard.

Reliance on Key Personnel

Baxall is a distribution company and as such is largely dependent upon its key sales personnel. QRS cannot warrant or guarantee that it will be able to retain Baxall's key personnel nor that it will be able to attract and recruit suitable replacements should one or more key personnel leave the employment of Baxall nor that it will be able to attract and recruit additional employees that may be required in the future. QRS cannot warrant or guarantee that neither it nor Baxall will be effective in securing the services of key personnel and as such cannot warrant or guarantee that the personnel requirements of QRSPL will be met. The loss of key personnel and or the inability to recruit the required staff would most likely be detrimental to the value of an investment in QRS.

Future Working Capital Requirements

Baxall is currently undergoing significant growth in revenue and Baxall may require future working capital to fund this growth. If Baxall or the Company is unable to use debt or equity to fund working capital requirements there can be no assurances that Baxall will have sufficient capital resources for that purpose, or other purposes, or that it will be able to obtain additional resources on terms acceptable to Baxall and the Company or at all. Any additional equity financing may be dilutive to Shareholders and any debt financing, if available, may involve restrictive covenants, which limit Baxall's operations and business strategy.

The Company's failure to raise capital if and when needed could delay or suspend Baxall's business strategy and could have a material adverse effect on Baxall as well as the Company.

Reliance upon Agreements/Alliances with Third Parties

The ultimate success of Baxall's business is in part dependent upon the successful maintenance of supply arrangements with certain brands and manufacturers. In the

event that this is not maintained the value of an investment in QRS may be adversely affected.

QRS cannot warrant or guarantee that the terms of any agreement or agreements that have been or may be reached between Baxall and any other party or parties will be on terms that are commercially favorable to Baxall.

7.6 Spectrum San Diego Incorporated risks

In June 2007 QRS concluded its Series A Preferred Financing with Spectrum San Diego Incorporated ("**Spectrum**"). Spectrum is a developer of advanced technology.

QRS considers the key risks associated with Spectrum to include the following. This should not be considered an exhaustive statement by QRS in this regard.

Reliance on Key Personnel

Spectrum is a technology company and as such is largely dependent upon its key personnel. QRS cannot warrant or guarantee that Spectrum will be able to retain its key personnel nor that it will be able to attract and recruit suitable replacements should one or more key personnel leave the employment nor that it will be able to attract and recruit additional employees that may be required in the future. QRS cannot warrant or guarantee that neither it nor Spectrum will be effective in securing the services of key personnel and as such cannot warrant or guarantee that the personnel requirements of Spectrum will be met. The loss of key personnel and or the inability to recruit the required staff would most likely be detrimental to the value of an investment in QRS.

Future Working Capital Requirements

Spectrum is currently undergoing significant growth and may require future working capital to fund this growth. If Spectrum or the Company is unable to use debt or equity to fund working capital requirements there can be no assurances that Spectrum will have sufficient capital resources for that purpose, or other purposes, or that it will be able to obtain additional resources on terms acceptable to Spectrum and the Company or at all. Any additional equity financing may be dilutive to Shareholders and any debt financing, if available, may involve restrictive covenants, which limit Spectrum's operations and business strategy.

Although unlikely, the Company's failure to raise capital if and when needed could affect Spectrum's business strategy and could have a material adverse effect on Spectrum as well as the Company.

Reliance upon Spectrum technology

The ultimate success of Spectrum's business is in part dependent upon the acceptance of it technology. In the event that this is not maintained the value of an investment in QRS may be adversely affected.

8 ADDITIONAL INFORMATION

8.1 Rights and Liabilities Attaching to Shares

The New Shares issued under this Prospectus will be fully paid ordinary shares in the capital of the Company and will rank equally with the Existing Shares.

The following is a broad summary (though not necessarily an exhaustive or definitive statement) of the rights and liabilities attaching to the Shares. Full details of the rights and liabilities attaching to the Shares are contained in the Constitution of the Company and in certain circumstances, are regulated by the Corporations Act, the ASX Listing Rules, the ASTC Settlement Rules and the common law. The Company's Constitution is available for inspection free of charge at the Company's registered office.

Share Capital

All issued ordinary fully paid shares rank equally in all respects.

Voting Rights

At a general meeting of the Company, every holder of Shares present in person, by an attorney, representative or proxy has one vote on a show of hands and on a poll, one vote for each Share held, and for every contributing share held, a fraction of a vote equal to the proportion which the amount paid up bears to the total issue price of the contributing share. Where there is an equality of votes, the chairperson has a casting vote.

Dividend Rights

Subject to the rights of any preference shareholders and to the rights of the holders of any shares created or raised under any special arrangement as to dividend (at present there are none), all dividends as declared by the Directors shall be payable on all shares in proportion to the amount of capital for the time being paid up or credited as paid up in respect of the shares, unless it was a term of issue of the shares that they would carry full dividend rights and the shares were issued on a pro-rata basis to shareholders.

Dividends are payable only out of the profits of the Company as determined by the Directors or the shareholders in general meeting which shall be conclusive. The Directors may set aside out of the profits of the Company such amounts as they may determine as reserves. The Directors may direct that payment of the dividend be made wholly or in part by the distribution of specific assets or documents.

Rights on Winding-Up

If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the shareholders in kind the whole or any part of the property of the Company and may for that purpose set such value as the liquidator considers fair upon any property to be so decided and may determine how the division is to be carried out as between the shareholders of different classes of shareholders.

The liquidator may, with the authority of a special resolution, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no shareholder is compelled to accept any shares or other securities in respect of which there is any liability.

Transfer of Shares

Shares in the Company may be transferred by instrument in any form which complies with the Company's Constitution, the Corporations Act, the ASX Listing Rules and ASTC Settlement Rules.

Shares may be transferred by such means in accordance with the ASX Listing Rules and the ASTC Settlement Rules. The Directors may refuse to register a transfer of Shares only in those circumstances permitted by the Company's Constitution, the ASX Listing Rules and the ASTC Settlement Rules.

Further Increases in Capital

The allotment and issue of shares is under the control of the Directors and, subject to any restrictions on the allotment of shares imposed by the Company's Constitution, the ASX Listing Rules or the Corporations Act, the Directors may allot, issue or grant options over or otherwise dispose of those shares to such persons, with such rights or restrictions as they may from time to time determine.

Variation of Rights Attaching to Shares

The rights attaching to the shares of a class (unless otherwise provided by their terms of issue) may only be varied by a special resolution passed at a separate general meeting of the holders of those shares of that class, or in, certain circumstances, with the written consent of the holders of at least three quarters of the issued shares of that class.

General Meeting

Each holder of Shares will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive notices, accounts and other documents required to be furnished to Shareholders under the Company's Constitution, the Corporations Act and the ASX Listing Rules.

8.2 Terms and Conditions of New Options

The New Options to be issued pursuant to this Prospectus will be issued on the following terms and conditions:

(a) Each New Option shall entitle the Optionholder, when exercised, to one Share.

(b) The New Options are exercisable wholly or in part at any time prior to 5.00 pm (WST) on 30 June 2012 ("**Expiry Date**"). New Options not exercised by that date shall lapse.

(c) Each New Option may be exercised by notice in writing to the Company, together with the payment for the number of Shares in respect of which the New Options are exercised, at any time before the Expiry Date. Any notice of exercise

of a New Option received by the Company will be deemed to be a notice of the exercise of that New Option as at the date of receipt.

(d) The New Option exercise price is $0.45 per New Option.

(e) A New Option does not confer the right to a change in exercise price or a change in the number of the underlying Shares over which the New Option can be exercised.

(f) Shares issued upon exercise of the New Options will be issued following receipt of all the relevant documents and payments and will rank equally in all respect with the then issued Shares.

(g) The Company will apply for official quotation on ASX of the New Options. The Company will apply for quotation on ASX of all Shares issued upon exercise of the New Options.

(h) Subject to the Corporations Act, the Constitution and the Listing Rules, the New Options are freely transferable.

(i) There are no participating rights or entitlements inherent in the New Options and Optionholders will not be entitled to participate in new issues of securities offered to Shareholders during the currency of the New Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 10 Business Days after the issue is announced so as to give Optionholders the opportunity to exercise their New Options before the date for determining entitlements to participate in any issue.

(j) If at any time the issued capital of the Company is reorganised, the rights of an Optionholder are to be changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

8.3 Convertible Notes Issued to Vision and Platinum

As detailed in the Company's Notice of General Meeting dated 3 April 2007 and announced to ASX on 4 April 2007, subject to Shareholder approval being obtained, the Convertible Notes are convertible in whole or in part into Shares at the option of Vision and Platinum on the earlier of 6 June 2007 or the date on which a finance facility or equity raising of at least $5 million is made unconditionally available to the Company ("**Maturity Date**"), subject to a cure period of at least 9 business days from this date (ie 19 June 2007).

Vision has agreed to extend the Maturity Date to 31 July 2007 and not to enforce any penalties under its Convertible Note with respect to events that may be construed as "events of default" or "triggering events".

In addition, Platinum has agreed not to exercise any of its rights pursuant to its Convertible Note until 31 July 2007 in consideration of which the Company has agreed to pay to Platinum a forbearance fee of $118,190. This fee will be due and payable upon completion of the Rights Issue.

If either Vision or Platinum exercise their rights with respect to any "events of default" or "triggering events" pursuant to the Convertible Notes prior to repayment or conversion of the Convertible Notes, then the Company will not allot any Securities and all application monies receivable pursuant to the Prospectus will be refunded in full (without interest) as soon as practicable.

In the event that Vision and Platinum (each a "**Holder**") do not exercise any of their rights to convert the Convertible Notes into Shares, the Company must repay the principal amount of the Convertible Notes, being $3,801,546.39 in aggregate, to the Holders on the Maturity Date. In addition, the Company is obliged to pay interest of 12% per annum in cash on the Maturity Date as well as a bridge fee equal to 15% of the principal amount of the Convertible Notes held ("**Bridge Fee**"). The total amounts payable under the Convertible Notes are as follows:

Holder	Principal Amount	Interest	Bridge Fee
Vision	$2,512,886	$143,751	$376,933
Platinum	$1,288,660	$96,674	$193,299
TOTAL	**$3,801,546**	**$240,425**	**$570,232**

All of the amounts payable under the Convertible Notes are convertible, in whole or in part, into Shares at the election of the Holders on the Maturity Date.

In the event that both Holders elect to fully convert their Convertible Notes on the Maturity Date, then the following Shares will be issued, assuming a conversion price of $0.30:

Holder	Principal Amount	Interest	Bridge Fee
Vision	8,376,289	479,170	1,256,443
Platinum	4,295,533	322,245	644,330
TOTAL	12,671,821	801,415	1,900,773

As the Rights Issue is being undertaken at an issue price of $0.30 per New Share, in accordance with the terms of the Convertible Notes, the conversion price under the Convertible Notes is $0.30.

If the Company issues Shares at a price less than $0.30 prior to the Maturity Date, for example pursuant to the placement contemplated in **Sections 3.1(b)** and **6.2** of the Prospectus, then the conversion price under the Convertible Notes will be reduced to the issue price of those Shares in accordance with the terms of the Convertible Notes. This will result in further Shares being issued to the Holders should they elect to convert their Convertible Notes.

Assuming a conversion price of $0.30, a maximum of 15,374,009 Shares (in aggregate), representing 16.05% of the issued Share capital of the Company (assuming full

subscription pursuant to the Rights Issue), may be issued to the Holders should they fully convert their Convertible Notes on the Maturity Date.

The Company was also required to issue Options to Vision and Platinum for no further consideration. Details of these Options are set out in **Section 6.2** of this Prospectus. Should Vision and Platinum exercise their Options then further Shares will be issued to them.

The Company has been advised that both Vision and Platinum are passive investors in the Company with no intention to change the business of the Company, to influence the future employment of present employees, to make any proposals whereby any property will be transferred between the Company and Vision or Platinum or any other persons associated with them or to otherwise deploy the fixed assets of the Company.

The obligations of the Company pursuant to the Convertible Notes are secured by fixed and floating charges over all of the assets of the Company and its subsidiaries.

Conversion Feature of the Convertible Notes

On the Maturity Date, the outstanding principal balance and any accrued and unpaid interest on the Convertible Notes are convertible (in whole or in part) at the option of the Holder into Shares at an initial (but variable) conversion price of $0.50 per Share ("**Conversion Price**"). The Conversion Price is subject to various adjustments which are detailed below. In accordance with the terms of the Convertible Notes, the Conversion Price will be adjusted to $0.30 as a result of the completion of the Rights Issue.

In lieu of any fractional entitlement to Shares upon conversion of the Convertible Notes, the Company is required to pay an amount in cash to the Holders cash equal to the fractional entitlement multiplied by the average closing bid price of Shares for the 5 consecutive trading days immediately preceding the relevant conversion date.

On conversion of the Convertible Notes, the Company must issue the Shares, to the Holder's solicitor on behalf of the Holder, together with relevant holding statements, within 3 trading days ("**Delivery Date**"). If the Company fails to issue the Shares by the Delivery Date, then the Company must pay to the Holder, in cash, an amount per trading day until the Shares are issued (together with interest at a rate of 10% per annum on such amount) equal to the greater of:

- 1% of the aggregate principal amount of the Convertible Notes requested to be converted for the first 5 trading days after the Delivery Date and 2% of the aggregate principal amount of the Convertible Notes requested to be converted for each trading day thereafter; and
- $2,000 per day.

If the Company fails to issue the Shares and holding statements by the Delivery Date and the Holder is required to purchase Shares to deliver in satisfaction of a sale by the Holder of the Shares issuable upon conversion of the Convertible Note ("**Purchase Shares**"), then the Company is required to pay the Holder the amount by which the Holder's total purchase price for the Purchase Shares exceeded the total sale price of the Shares and, at the option of the Holder, reinstate the portion of the Convertible Note that was not

honoured or deliver to the Holder the number of Shares that should have been issued to the Holder on conversion ("**Buy-In Rights**").

Adjustments to the Conversion Price

The Conversion Price is subject to adjustment, which in certain circumstances will result in the Conversion Price being reduced and accordingly if conversion occurs, a greater number of Shares being issued. As noted above, the Conversion Price will be adjusted to $0.30 as a result of the pricing of the Rights Issue. The adjustment events are as follows:

(a) Subdivisions and Consolidations: If the Company effects a subdivision of its issued capital then the applicable Conversion Price will be proportionately decreased. If the Company effects a consolidation of its issued capital then the applicable Conversion Price will be proportionately increased.

(b) Certain Dividends and Distributions: If the Company makes, issues or sets a record date for determining Shareholders entitled to receive a dividend or other distribution payable in Shares, the applicable Conversion Price shall be decreased by multiplying the applicable Conversion Price by the following fraction:

$$\frac{\text{Total No. of Shares on issue at time of issuance or record date}}{\text{Total no. of Shares on issue at time of issuance or record date + No. of Shares issuable in payment of such dividend or distribution}}$$

(c) Other Dividends and Distributions: If the Company makes, issues or sets a record date for determining Shareholders entitled to receive a dividend or other distribution payable in other than Shares, then an appropriate revision to the applicable Conversion Price will be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder receives, on conversion of the Convertible Note, the proceeds of such dividend or distribution that they would have received had the Convertible Note been converted immediately before the record date.

(d) If the Company makes a pro rata bonus issue of Shares to its Shareholders, the Holder is entitled to receive, on conversion of the Convertible Note, the additional Shares it would have been entitled to had the Convertible Note been converted immediately before the relevant record date.

(e) Reclassification, Exchange or Substitution: If the Shares are changed to the same or different number of shares of any class or classes of shares whether by reclassification, exchange, substitution or otherwise (other than by subdivision, consolidation or dividends (see paragraphs (a), (b) and (c)) or reorganisation, merger, consolidation or sale of assets (see paragraph (e)), an appropriate revision to the applicable Conversion Price shall be made and provisions shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder has the right to convert the Convertible Note into the kind and amount of shares and other securities receivable upon reclassification, exchange, substitution or other change by holders of the number of Shares into which the Convertible Note might have been converted immediately prior to such change.

(f) Reorganisation, Merger, Consolidation or Sales of Assets: If there is a capital reorganisation of the Company (other than by subdivision, consolidation or share dividends (see paragraphs (a), (b) and (c)) or reclassification, exchange or substitution (see paragraph (d)) or a merger or consolidation of the Company with another company (where the Shareholders immediately prior to such change do not own more than 50% of the merged entity) or the sale of all (or substantially all) of the Company's assets, if the surviving entity is an ASX-listed company or has stock registered under the U.S. Securities Exchange Act of 1934 and such stock is quoted on a U.S. national exchange or the OTC Bulletin Board, an appropriate revision to the applicable Conversion Price shall be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so the Holder has the right to convert the Convertible Note into the kind and amount of shares or securities of the Company or any successor corporation resulting from the change, but if the surviving entity is not such a public company as described above, then the Holder has the right to accelerate the Maturity Date in accordance with the terms of the Convertible Notes.

(g) Issuance of Additional Shares: If the Company issues additional Shares (other than as provided in paragraphs (a) to (e) or pursuant to existing convertible securities in the Company) at a price per Share less than the Conversion Price, the applicable Conversion Price shall be reduced to the relevant price per Share (or if no consideration is paid, then $0.01 per Share). Adjustments in this respect can only lower the Conversion Price.

(h) Stock Equivalents: If the Company issues securities convertible into Shares ("**Convertible Securities**") under which the price to acquire a Share is less than Conversion Price, the applicable Conversion Price shall be adjusted to the relevant price per Share (or if no consideration is paid, then $0.01 per Share). Adjustments in this respect can only lower the Conversion Price.

(i) Consideration for Stock: If Shares or Convertible Securities are issued:

(i) in connection with any merger or consolidation in which the Company is the surviving entity (other than where the Shares are changed or exchanged for shares of another corporation), the amount of consideration for those securities shall be deemed to be the fair value of such portion of the assets and business of the non-surviving corporation as the board determines to be attributable to such Shares or Convertible Securities; or

(ii) in the event of any merger or consolidation of the Company in which the Company is not the surviving entity or where Shares are changed into or exchanged for shares of another corporation, or the sale of all (or substantially all) of the assets of the Company for Shares of another corporation, the Company is deemed to have issued a number of Shares for Shares of the other corporation calculated on the basis of the actual exchange ratio on which the transaction was predicated and for a consideration equal to the fair market value of shares of the other corporation. If any such calculation results in adjustment of the

Conversion Price or the number of Shares issuable upon conversion of the Convertible Notes, the determination of the applicable Conversion Price or the number of Shares issuable on conversion immediately prior to such merger, consolidation or sale, shall be made after giving effect to such adjustment of the number of Shares issuable upon conversion of the Convertible Notes.

Acceleration of repayment of the Convertible Notes

The Company is not required to adjust the Conversion Price in connection with:

(a) securities issued (other than for cash) in connection with a merger, acquisition or consolidation;

(b) securities issued pursuant to the conversion or exercise of existing convertible Securities issued;

(c) securities issued in connection with standard, non-convertible debt transactions;

(d) Shares issued or the issuance of options to acquire Shares pursuant to the Company's existing share option plans and employee share purchase plans up to an aggregate of 10% of the number of Shares on issue as at 6 February 2007; and

(e) an aggregate of up to 100,000 Shares or Options which are issued to consultants or advisors that are not retained primarily for the purpose of raising capital and that such securities are not issued to an entity whose primary business is investing in securities.

In certain circumstances, each Holder has the right to accelerate the payment of the Convertible Notes:

(a) upon certain events of default under the Convertible Notes or the occurrence of a "major transaction", being:

 (i) the consolidation, merger or other business combination of the Company with or into another person or a consolidation, merger or other business combination in which the Shareholders immediately prior to the transaction continue to hold the voting power necessary to elect a majority of the Board;

 (ii) the sale or transfer of more than 50% of the Company's assets (other than in the ordinary course of business);

 (iii) closing of an offer made to more than 50% of the Shares in which more than 50% of the Shares were accepted; or

 (iv) a change in more than 50% of the current members of the Board,

 each Holder has the right to require the Company to prepay in cash all or a portion of its Convertible Note at a price equal to 110% of the principal amount of its Convertible Note plus all accrued and unpaid interest applicable at the time; and

(b) after a "triggering event", being:

(i) the suspension from listing or the failure of the Shares to be listed on ASX for a period of 10 consecutive trading days;

(ii) the Company's notice to the Holders of its inability to comply or its intention not to comply with requests for conversion of the Convertible Notes into Shares;

(iii) the Company's failure to comply with a conversion notice within 10 trading days after receipt of such notice;

(iv) the Company deregisters its Shares and as a result the Shares are no longer publicly tradeable; or

(v) the Company breaches any representation, warranty, covenant or other term or condition of the Agreement, the Convertible Notes or other related document (except to the extent that such breach would not have a material adverse effect and if the breach is curable, if the breach continues for a period of at least 20 business days),

each Holder has the right to require the Company to prepay all or a portion of its Convertible Note at a price equal to 120% of the principal amount of its Convertible Note plus all accrued and unpaid interest applicable at the time.

The Company may, by at least 30 days written notice to the Holders, redeem each Convertible Note, in whole or in part, subject to the rights of each Holder to convert the Convertible Note at any time prior to 5 days before the redemption date.

If, on receipt of a conversion notice, the Company cannot issue the Shares required to be issued for any reason, then the Company must issue as many Shares as it is can, and with respect to the unconverted portion of the Convertible Note, the Holder can elect to:

(a) require the Company to prepay that portion of the Convertible Note at a price per Share equal to 120% of the principal amount of the Convertible Note plus all accrued and unpaid interest applicable at the time;

(b) void its conversion notice and retain or have returned the Convertible Note that was to be converted; or

(c) exercise its Buy-In rights in accordance with the terms of the Convertible Note.

Material Terms of the Note and Option Purchase Agreement

Pursuant to the Note and Option Purchase Agreement entered into by the Company with each of Vision and Platinum, the Company provided standard representations and warranties and made standard covenants for an agreement of this nature, for the benefit of each Holder.

The Company has also provided an indemnity to the Holders (and associated persons) from all losses incurred by the Holders as a result of any inaccuracy in or breach of the

representations, warranties or covenants made by the Company under the Note and Option Purchase Agreement.

The Company is required to use the net proceeds from the issue of the Convertible Notes to:

(a) acquire substantially all of the assets of Baxall Australia Pty Ltd; and

(b) purchase securities, that, in the aggregate, will result in the Company having a 27.4% equity position in Spectrum San Diego, Inc.,

and the balance of the net proceeds for working capital and general corporate purposes, but not to redeem any Shares or securities convertible into Shares or to settle any outstanding litigation.

In accordance with the Note and Option Purchase Agreement, each of the Directors, the Company Secretary and a former director of the Company have entered into a lock-up agreement ("**Lock-up Agreements**"), which restricts the manner in which such persons may sell, transfer or dispose of their Shares. In particular, the Lock-Up Agreements provide that these persons will not, without the prior written consent of Vision, dispose or otherwise deal with their respective securities in the Company for the period from 6 February 2007 to 90 days after the Maturity Date.

Other Material Terms of the Convertible Notes

The obligations of the Company under the Convertible Notes issued to Vision and Platinum are secured by a security agreement dated 6 February 2007 between the Company, Vision and Platinum and security agreements dated 6 February 2007 between each subsidiary of the Company, Vision and Platinum. Further details on these security agreements are set out below.

The Convertible Notes may be transferred, sold, pledged, hypothecated or otherwise granted as security by the Holder. The Convertible Note may be modified by agreement between the Company and the Holders of more than 50% of the aggregate outstanding principal amount of the Convertible Notes. However, certain amendments may not be made without the consent of each Holder affected.

The occurrence of any of the following events is an "event of default" under the Convertible Notes:

(a) the Company fails to make any principal or interest payments on the due dates;

(b) the Company fails to obtain Shareholder approval to the conversion features of the Convertible Notes and the issue of the Options (and any Shares that may be issuable to a Holder) under Listing Rule 7.1 and item 7 of Section 611 of the Corporations Act by 7 May 2007;

(c) the suspension from listing or failure of the Shares to be listed or quoted on ASX for a period of 7 consecutive trading days;

(d) the Company's notice to the Holder of its inability to comply or its intention not to comply with proper requests for conversion of the Convertible Note at any time after the relevant Shareholder approvals have been obtained;

(e) the Company fails to deliver a holding statement to the Holder's solicitor with respect to Shares issued on conversion of the Convertible Note within 5 business days of the issue of the relevant conversion notice, or the Company fails to make the payment of any fees and/or liquidated damages payable under the Convertible Note or the Note and Option Purchase Agreement, which failure is not remedied within 7 business days of the due date for such payments and such default is not fully cured within 2 business days after the Holder provides written to the Company of the occurrence thereof;

(f) default is made in the performance of the Convertible Note, the Note and Option Purchase Agreement, the other Convertible Notes or any other transaction document and such default is not fully cured within 5 business days after the Holder provides written notice to the Company of the occurrence thereof;

(g) any representation or warranty made by the Company in the Note and Option Purchase Agreement, the other Convertible Notes or any other transaction documents prove to have been false or incorrect or breached in a material respect and the Holder provides notice to the Company of the occurrence thereof;

(h) the Company defaults in any payment of any amount on any indebtedness (other than under the Convertible Note) or in the performance of any other condition relating to any indebtedness the result of which is to cause such indebtedness to become due prior to its state maturity;

(i) an insolvency event occurs in respect of the Company;

(j) the failure of the Company to file an Appendix 3B with ASX in respect of the Convertible Notes, the Options, the Shares to be issued on conversion of the Convertible Notes and the Shares to be issued on exercise of the Options and a Section 708A cleansing notice in respect of the Shares within the applicable time periods;

(k) the failure of the Company to pay any amounts due to the Holder under the Convertible Notes or any other transaction document within 7 business days of the due date and such default is not fully cured within 2 business days after the Holder provides written notice to the Company of the occurrence thereof; or

(l) the occurrence of an event of default under the other Convertible Notes.

If an event of default under a Convertible Note occurs, the Holder may:

(a) declare the entire unpaid principal balance of the Convertible Note (together with all accrued interest) due and payable, however these amounts automatically become due and payable upon an event of default described in paragraph (b) or (i) above;

(b) in respect of events of default described in paragraphs (c) – (h) and (j) – (l) above, demand the acceleration of the Convertible Note in accordance with the terms of the Convertible Note (detailed above);

(c) demand that the principal amount of the Convertible Note outstanding shall be converted into Shares at the Conversion Price (subject to adjustment); or

(d) exercise or otherwise enforce its rights, powers, and remedies under the transaction documents or applicable law.

If that an event of default occurs and both Holders elect to exercise their right to demand that the outstanding principal amount under the Convertible Notes be converted into Shares, the Holders will be entitled to the following Shares (assuming a Conversion Price of $0.30):

Holder	No. of Shares
Vision	8,376,288
Platinum	4,295,532

The above table has been prepared on the assumption of the Conversion Price being $0.30. The actual conversion price applicable on conversion of the Notes may vary and accordingly, the number of Shares issued to Vision and Platinum under the Convertible Notes may also vary.

Other material terms of the Convertible Notes are as follows:

(a) Taxes: the Company shall pay all issue taxes of the Holder that may be payable in respect of conversion of the Convertible Note, excluding United States federal, state or local income taxes of the Holder and any transfer taxes resulting from a transfer request by the Holder;

(b) Fractional Shares: no fractional Shares shall be issued upon conversion of a Convertible Note. In lieu of fractional shares to which the Holder would otherwise be entitled, the Company shall pay a cash equivalent; and

(c) Regulatory Compliance: the Company is required to secure registration, listing or approval from the relevant authorities for the conversion of the Convertible Note and issue of Shares.

Security Agreements

As set out above, the obligations of the Company under the Convertible Notes issued to Vision and Platinum are secured by a security agreement dated 6 February 2007 between the Company, Vision and Platinum and security agreements dated 6 February 2007 between each subsidiary of the Company, Vision and Platinum.

Pursuant to the security agreements, the Company and its subsidiaries provided a fixed and floating charge over all of its assets and undertaking to secure the payment of all debts and monetary liabilities owed to Vision and Platinum under the specific security

agreement, the Note and Option Purchase Agreement and the Convertible Notes ("**Secured Monies**") and the performance of all obligations and liabilities of the Company under those documents.

Under the security agreement between the Company, Vision and Platinum, the Company has also assigned all of its rights in the royalty agreement dated 23 May 2006 between the Company, QR Sciences Pty Ltd, QRSciences Corp, Quantum Magnetics Inc and GE Security Inc by way of legal mortgage to Vision and Platinum for the purpose of securing the payment of the Secured Monies.

The security agreements are otherwise on terms and conditions that are standard for documents of this nature.

8.4 Continuous Disclosure and Documents Available for Inspection

This is a Prospectus for the offer of continuously quoted securities (as defined in the Corporations Act) of the Company and is issued pursuant to Section 713 of the Corporations Act as a transaction specific prospectus. Accordingly, this Prospectus does not contain the same level of disclosure as an initial public offering Prospectus.

The Company is a "disclosing entity" for the purposes of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations. As a listed company, the Company is subject to the ASX Listing Rules which require it to immediately notify ASX of any information concerning the Company of which it is or becomes aware and which a reasonable person would expect to have a material effect on the price or value of Shares, subject to certain exceptions.

Copies of documents lodged with the ASIC in relation to the Company may be obtained from, or inspected at, an office of the ASIC.

The Company will provide a copy of each of the following documents free of charge to any person on request from the date of this Prospectus until the Closing Date:

(a) the annual financial report of the Company for the financial year ended 30 June 2006, being the annual financial report of the Company most recently lodged with the ASIC before the issue of this Prospectus;

(b) the half-year financial report of the Company for the half-year ended 31 December 2006, being the half-year financial report of the Company lodged with the ASIC after lodgment of the annual financial report referred to in paragraph (a) above and before the issue of this Prospectus; and

(c) any documents used to notify ASX of information relating to the Company in the period from lodgment of the annual financial report referred to in paragraph (a) above until the issue of the Prospectus in accordance with the Listing Rules as referred to in Section 674(1) of the Corporations Act.

Copies of all documents lodged with the ASIC in relation to the Company can be inspected at the registered office of the Company during normal office hours.

The Company has lodged the following announcements with ASX since the lodgment of the 2006 annual financial report:

Date	Description of Announcement
20/06/2007	Release of Escrow
20/06/2007	Appendix 3B
15/06/2007	Withdrawal of Non-renounceable Rights Issue
12/06/2007	Supplementary Prospectus
12/06/2007	Updated Appendix 3B Supplementary Prospectus
07/06/2007	Extends Non-renounceable Rights Issue
29/05/2007	Suspension from Official Quotation
25/05/2007	Trading Halt
25/05/2007	Change of Director's Interest Notice
25/05/2007	Change of Director's Interest Notice
24/05/2007	Extends to Non-renounceable Rights Issue
22/05/2007	Extended to Cargo Screening Application
17/05/2007	Despatch of Prospectus
16/05/2007	Change of Director's Interest Notice
16/05/2007	US Govt Transportation Regulator Enters Negotiations
11/05/2007	Appendix 3B
07/05/2007	Results of General Meeting
04/05/2007	Updated Appendix 3B: Non-renounceable Rights Issue
04/05/2007	Lodges Prospectus for Non-renounceable Rights Issue
30/04/2007	Commitments Test Entity - Third Quarter Report / Trading Update
26/04/2007	Spectrum Update CastScope Commences Operational Pilot
12/04/2007	Change of Director's interest Notice
04/04/2007	Notice of General Meeting
02/03/2007	Director Retires
01/03/2007	Half Yearly Report & Half Year Accounts
23/02/2007	Section 708A(5)
23/02/2007	Appendix 3B
22/02/2007	Section 708A(5) Notice

Date	Description of Announcement
22/02/2007	Appendix 3B
22/02/2007	Appendix 3B
21/02/2007	Release of Escrow
16/02/2007	Section 708A(5) Notice
14/02/2007	Appendix 3B
12/02/2007	Finalisation of Acquisition – Funding and Revenue Update
08/02/2007	Trading Halt
31/01/2007	Commitments Test Entity - Second Quarter Report
30/01/2007	UK Department for Transport to trial CastScope
24/01/2007	Further sales to U.S. Government
10/01/2007	American Depository Receipt (ADR) ticker symbol change
10/01/2007	Appendix 3B
10/01/2007	Appendix 3B
09/01/2007	First sale & operational trial of Narcotics Screening System
03/01/2007	First sale in Middle East through alliance Singapore Tech
21/12/2006	Addendum – Revenue and Market Opportunity for ShoeScanner
20/12/2006	QRS Technology Breaks into U.S. Airport Market
18/12/2006	Appendix 3B
29/11/2006	Results of AGM
29/11/2006	AGM Presentation
15/11/2006	Spectrum Update: CastScope to roll-out in U.S.
01/11/2006	Engage Silicon Valley Investment Bank
31/10/2006	Reaffirms revenue target after encouraging start to year
31/10/2006	Notice of Annual General Meeting
30/10/2006	Commitments Test Entity
20/09/2006	Annual Report

ASX maintains files containing publicly available information for all listed companies. The Company's file is available for inspection at ASX during normal office hours.

8.5 Overseas Shareholders

This document does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

The Offer is not being extended and Securities will not be issued to Shareholders with a registered address which is outside of Australia or New Zealand ("**Overseas Holders**") as the Company considers that it is unreasonable to make the Offer to Overseas Holders, having regard to the number of Shareholders in such places, the number and value of the Securities they would be offered and the substantial costs of complying with the legal and regulatory requirements in those places.

This Prospectus will be sent to each Overseas Holder for information purposes only.

8.6 Interests of Directors

Other than as set out below or elsewhere in this Prospectus, no Director nor any entity in which such a Director is a partner or director, has or has had in the 2 years before the date of this Prospectus, any interest in:

- the formation or promotion of the Company;
- property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or
- the Offer,

and no amounts have been paid or agreed to be paid (in cash or Shares or otherwise) and no other benefit has been given or agreed to be given to any Director or to any entity in which such a Director is a partner or director, either to induce him to become, or to qualify as, a Director or otherwise for services rendered by him or by the entity in connection with the formation or promotion of the Company or the Offer.

In the 2 years before the date of this Prospectus, the following fees and benefits have been paid or provided by the Company to the Directors:

Directors	Salary, Fees & Commissions	Superannuation Contribution	Cash Bonus	Non-cash Benefits	Shares*	Total
	$	$	$	$	$	$
K Russeth	595,487	79,434	68,662	18,204	213,333	975,120
N Shanks	95,275	-	-	-	-	95,275
J Paresi	88,566	-	-	-	-	88,566
R Halverson	43,703	-	-	-	-	43,703
R Schoer	40,426	-	-	-	-	40,426
Total	863,457	79,434	68,662	18,204	213,333	1,243,090

* Calculation of Shares remuneration is based on $0.40 closing price as at 27 April 2007.

On 4 April 2006, the Remuneration Committee, after obtaining advice from an external consultant, amended an employment contract with Mr K Russeth. The contract provides for payment of a salary of $326,000 inclusive of Chairman's / Director's fees per annum plus superannuation (7%) plus a car allowance of $20,000. Additionally, the contract includes various performance milestones being achieved. In the event of termination, the Company is required to pay 12 months' salary in lieu of termination.

Directors' interests in securities of the Company at the date of this Prospectus are:

Name	Shares
Kevin Russeth	1,566,250
Norman Shanks	120,000
Joseph Paresi	-
Robert Halverson	170,000
Raymond Schoer	175,000

The Directors may participate in the Offer to the extent that they are Shareholders as at the Record Date. In their capacity as Shareholders, each of Robert Halverson and Raymond Schoer, both Directors, have confirmed their intention to participate in the Rights Issue to the full extent of their Entitlements. In addition, Mr Kevin Russeth, a Director, intends to participate in the Rights Issue in his capacity as a Shareholder to the extent of $50,000.

The Constitution of the Company provides that the Directors may be paid for their services as Directors. Non-executive Directors may only be paid a sum not exceeding such fixed sum per annum as may be determined by the Company in general meeting, to be divided among the Non-executive Directors and in default of agreement then in equal shares. In the last two financial years ending 30 June 2005 and 30 June 2006, $568,621 and $570,800 respectively and in the current financial year $480,538 (excluding GST where applicable) has been paid by the Company by way of remuneration for services provided by all Directors, companies associated with the Directors or their associates in their capacity as Directors, employees, consultants or advisers. Directors, companies associated with the Directors or their associates are also reimbursed for all reasonable expenses properly incurred in the course of conducting their duties which include, but are not in any way limited to, out of pocket expenses, travelling expenses, disbursements made on behalf of the Company and other miscellaneous expenses.

8.7 Expenses of the Rights Issue

In the event that the Offer is fully subscribed, the estimated expenses of the Rights Issue are as follows:

	$
ASIC Fees	2,010
Legal and other expenses	27,990

Printing and mailing expenses	20,000
Total	$60,000

8.8 Litigation

As at the date of this Prospectus, the Company is not involved in any material legal proceedings and the Directors are not aware of any legal proceedings pending or threatened against the Company.

8.9 Consents and Liability Statements

(a) Pullinger Readhead Lucas

Pullinger Readhead Lucas has given and has not, before lodgment of this Prospectus with the ASIC, withdrawn its consent to be named in this Prospectus as solicitor to the Company in the form and context in which it is named.

(b) Moore Stephens

Moore Stephens has given and has not, before lodgment of this Prospectus with the ASIC, withdrawn its consent to be named in this Prospectus as auditor to the Company in the form and context in which it is named.

(c) Patersons Securities Limited

Patersons Securities Limited has given and has not, before lodgment of this Prospectus with the ASIC, withdrawn its consent to be named in this Prospectus as Lead Manager to the Rights Issue in the form and context in which it is named.

Each of Pullinger Readhead Lucas and Moore Stephens:

- did not authorise or cause the issue of this Prospectus;
- does not make, or purport to make, any statement in this Prospectus nor is any statement in this Prospectus based on any statement by any of those parties other than as specified in this section; and
- to the maximum extent permitted by law, expressly disclaim any responsibility or liability for any part of this Prospectus other than a reference to its name and a statement contained in this Prospectus with consent of that party as specified in this section.

Patersons Securities Limited was not involved in the preparation of any part of this Prospectus and did not authorise or cause the issue of this Prospectus. Patersons Securities Limited makes no express or implied representation or warranty in relation to the Company, this Prospectus or the Offer and does not make any statement in this Prospectus, nor is any statement in it based on any statement made by Patersons Securities Limited. To the maximum extent permitted by law, Patersons Securities Limited expressly disclaims and takes no responsibility for any material in, or omission from, this Prospectus other than the reference to its name.

Computershare Investor Services Pty Limited is named for information purposes only.

8.10 Interests of Experts and Advisers

Other than as set out below or elsewhere in this Prospectus, all persons named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus do not have, and have not had in the 2 years before the date of this Prospectus, any interest in:

- the formation or promotion of the Company;
- property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or
- the Offer,

and no amounts have been paid or agreed to be paid (in cash or Shares or otherwise) and no other benefit has been given or agreed to be given to any of those persons for services provided by those persons in connection with the formation or promotion of the Company or the Offer.

Pullinger Readhead Lucas has acted as solicitor to the Company in relation to the Offer and is entitled to be paid up to $30,000 (plus GST) in respect of these services. In addition, Pullinger Readhead Lucas has been paid $195,842 (plus GST) for the provision of professional services to the Company in the 2 years before the date of this Prospectus.

Patersons Securities Limited has acted as Lead Manager to the Rights Issue and is entitled to be paid a management fee of $60,000, a lead manager fee equal to 1% of the gross amount raised under the Rights Issue and a placement fee of 6% of the gross amount raised under the Rights Issue in excess of $6.5 million (all amounts exclusive of GST). Refer to **Section 3.11** of this Prospectus for further details. Patersons Securities Limited has not provided any professional services to the Company in the 2 years before the date of this Prospectus.

Moore Stephens acts as auditor of the Company and has been paid $103,729 (plus GST) for the provision of professional services in relation to the auditing of the financial statements of the Company and for taxation and advisory services in the 2 years before the date of this Prospectus.

Computershare Investor Services Pty Limited acts as the share registry of the Company and has been paid $83,131 (plus GST) for the provision of share registry services to the Company in the 2 years before the date of this Prospectus.

8.11 Electronic Prospectus

The ASIC has exempted compliance with certain provisions of the Corporations Act to allow distribution of an electronic prospectus and electronic application form on the basis of a paper prospectus lodged with the ASIC, and the publication of notices referring to an electronic prospectus or electronic application form, subject to compliance with certain conditions.

A copy of the Prospectus can be downloaded from the website of the Company at www.qrsciences.com. Any person accessing the electronic version of the Prospectus for

the purposes of making an investment in the Company must be an Australian resident and must only access the Prospectus from within Australia.

If you have received this Prospectus as an electronic Prospectus, please ensure that you have received the entire Prospectus accompanied by the Shortfall Application Form. If you have not, please email the Company at enquiries@qrsciences.com and the Company will send you, for free, either a hard copy or a further electronic copy of the Prospectus, or both.

The Company reserves the right not to accept a Shortfall Application Form from a person if it has reason to believe that when that person was given access to the electronic Shortfall Application Form, it was not provided together with the electronic Prospectus and any relevant supplementary or replacement prospectus or any of those documents were incomplete or altered.

9 DIRECTORS' STATEMENT

Each Director has consented to the lodgment of this Prospectus with the ASIC and has not withdrawn that consent.

This Prospectus is signed for and on behalf of the Company pursuant to a resolution of the Board by:



Mr Raymond Schoer
Director

10 GLOSSARY

ASIC means the Australian Securities and Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

ASTC Settlement Rules means the settlement rules of ASTC.

ASX means ASX Limited (ABN 98 008 624 691).

ASX Listing Rules or **Listing Rules** means the official Listing Rules of ASX.

Closing Date means 25 July 2007, or such other date as may be determined by the Directors under this Prospectus.

Company or **QRS** means QRSciences Holdings Limited (ABN 27 009 259 876) and its controlled entities.

Constitution means the constitution of the Company.

Convertible Note means a convertible note in the Company.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company as at the date of this Prospectus.

Entitlement means a Shareholder's entitlement (or right) to subscribe for New Shares under this Prospectus. This entitlement is also commonly referred to as a "Right".

Entitlement and Acceptance Form means the entitlement and acceptance form accompanying this Prospectus.

Existing Share means a Share issued before the Record Date.

Lead Manager means Patersons.

New Option means an Option exercisable on the terms and conditions set out in **Section 8.2** of this Prospectus to be issued under this Prospectus.

New Shares means the Shares that may be issued under this Prospectus.

Offer means the non-renounceable pro-rata entitlements offer of Securities pursuant to this Prospectus.

Offer Period means the period commencing on the date of this Prospectus and ending on the allotment date of the Securities.

Option means an option to acquire a Share.

Optionholder means the holder of an Option.

Patersons means Patersons Securities Limited (ABN 69 008 896 311 and AFSL No. 239 052).

Platinum means Platinum Partners Value Arbitrage Fund LP.

Prospectus means this Prospectus dated 27 June 2007.

Record Date means 5.00 pm (WST) on 6 July 2007.

Rights Issue means the issue of Securities under this Prospectus.

Securities means the New Shares and New Options.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means the holder of a Share.

Shortfall Application Form means the shortfall application form accompanying this Prospectus by which an application for the shortfall may be made.

Vision means Vision Opportunity Master Fund Ltd.

WST means Western Australian Standard Time.

END